UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number 1-15250

BANCO BRADESCO S.A.

(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

 .

Report on Economic and Financial Analysis

2nd Quarter 2020

bradesco

Table of contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Press Release

COVID-19 Pandemic

Contributing towards overcoming the crisis

Bradesco, due to the serious current scenario of the pandemic caused by COVID-19, which brought several adverse repercussions on the lives of individuals and on business, is contributing actively to support its clients and employees and intensifying its commitment to society. In 2Q20, the effects of the pandemic on our results were more severe, however, even in this scenario, our net income advanced 3.2% compared to 1Q20, already considering the strengthening of the provisioning for the adverse economic scenario that we made related to the financial sector, to the amount of R$3.8 billion and R$747 million related to the insurance sector. In spite of this adverse scenario, some lessons will probably be incorporated into our operations, for example, the way we relate with our clients, suppliers and the intensification of the home office in the Organization, which should be translated, especially in gains in cost to serve.

In this section, various actions performed by Bradesco that are helping the country to overcome the crisis are described. It is important to emphasize that our actions have always taken into consideration the guidelines of the Ministry of Health. We have established a Crisis Committee, formed by the CEO, all the Vice-presidents and the CRO (Chief Risk Officer), was installed, which meets daily and reports periodically to the Board of Directors the assessment on the evolution of the COVID-19 and their reflections on our operations. In addition, we have a Risk Commission, which plays an important role in verifying the various points and scope of these measures in the Organization. The Business Continuity Plan ("BCP") was engaged to prioritize critical processes and, since the second half of March 2020, we have intensified the internal/external actions, in a consistent and timely manner with the objective of minimizing the impacts involved.

Maintaining the health and well-being of our employees

- Information content about COVID-19 with guidance on hygiene and health care through media and Bradesco Saúde health booklet
- Immediate leave for risk groups, trainees and apprentices (for an indefinite term)
- Flexible hours
- Alternation of teams
- Anticipation of the 13th salary
- Anticipation of the internal flu vaccination campaign
- Exclusive Center of Bradesco Saúde for remote medical care available to employees and family members in cases of the COVID-19
- Free serological examination (partnership with Fleury for serological testing in company and in laboratory units to all the employees of the Organization)
- Free supply of cloth masks and face shield
- *Viva Bem* (Living Well) Program: Exclusive content on the Coronavirus on the corporate portal (announcements, guidelines, videos and step by step) and protocol of monitoring and clarification of doubts by health professionals, offered to employees and family members with symptoms of the COVID-19
- Support and advice from psychologists of HR and coaching to support employees and their family members in emotional issues related to social isolation and the current scenario of the pandemic
- Provision of the self-cleaning kit (additional cleaning kit for sanitation)
- Increase the spacing in the work environment

Intensification of Home Office

94% of the headquarters and office staff

50% of the branch staff

Closer than ever, even from a distance

*Daily and transparent **communication** with our greatest strength: **People.***

Disclosure of videos of Executives with incentives to the approximation of teams and reports about the positioning of the Organization.

***Health and Well-Being Care and Information Security**: internal campaigns and media with guidelines on the use of VPN and best working practices at home.*

***LIVE OFFICE Bradesco**: videos of employees sharing home office experiences.*

***Corporate University (UNIBRAD)**: New options of digital content of free access to employees on the external platform.*

***Pop ups on business computers**: reinforcing the healthy life style for employees.*

***Podcasts**: about care with physical and mental health.*

Governance, Policies and Risks

We have adjusted the Bradesco's policies and governance for the time in which we are living in.

Credit Policy – In relation to our credit policies, **our main focus at the moment is the support to our clients**, with the appropriate assessment of the risks. We have mapped our exposures to sectors and businesses with greater fragility and we have maintained a constant line of communication with businesses through our relationship teams. We have kept the **teams of credit recovery 100% active**, focused on seeking solutions for clients who require them. We have incorporated into our models of credit **the new risk variables of the current scenario** in order to properly assess the situation.

Capital and Liquidity – Our ability to support clients is related to the maintenance of our strength. We have entered the current scenario with a **solid capital base and adequate and robust liquidity margin** to meet the needs of clients, as well as business sustainability. In addition, the Central Bank of Brazil has been in continuous communication with the banks, promoting measures that favored even more the solvency of capital and liquidity of the system. We use, in the normal course of our operations, funds resulting from these measures, including originating loan operations in higher volumes than those provided by the Central Bank of Brazil.

Governance of Risks – We have constantly monitored and adjusted the **operational and risk appetite limits** by promoting the review and prompt adaptation to the current context.

COVID-19 Pandemic

Contributing towards overcoming the crisis

Supporting and assisting our clients

We are in full operational capability to perform administrative (Back Office) functions as well as commercial teams / branch network functions to serve our clients, following all the safety procedures given by the Ministry of Health by highlighting the use of masks, the availability of alcohol gel for employees and clients and the adoption of a minimum distance between clients in the environment of the branches.

Furthermore, with the commitment to guarantee more security and convenience for our clients, we created new credit alternatives on our App, Internet Banking and Net Empresa (Company), prioritizing five fronts: extension of the installments on loans and financing, extension of the term, financial reorganization, payroll financing, new features with conditions of grace period and more favorable term, in addition to emergency lines offerings of working capital for micro, small and medium-sized enterprises, through programs with government subsidies.

The objective of Bradesco is to let clients breathe in this moment of crisis so that they fulfill conditions to rearrange their accounts with sustainable conditions over time.

Extended Operations

R$61 billion total extended	93%	71%	14 years	96%
1.9 million contracts	were up-to-date	with real collateral	average time of relationship	rated AA to C

Individuals

- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with the **interest rate of the original contract maintained**
- Unification of the lines of personal loan into a new contract, with a **grace period of up to 90 days for the first installment** and term of **up to 6 years**, which may release an additional value
- **Financial Reorganization** credit that allows the client to negotiate the loans and account limits in a single operation, facilitating the control of the budget. **Grace period of up to 90** days for the payment of the first installment and term of **up to 6 years**
- New resources with special conditions in personal loan and payroll loans with a grace period of up to 90 days to start paying
- **Renegotiation of Debts: Clients with a contract in arrears for more than 90 days has up to 120 days to begin to pay and term of up to 6 years**

Companies

SMALL AND MEDIUM-SIZED ENTERPRISES

- Financing of payroll through the Emergency Employment Support Program (PESE), with 6 months for maturity of the first installment, term of 30 months for payment with interest rates of 0.31% p.m. (Program temporarily suspended by the Government)
- Payroll financing (Bradesco funding) with 6 months for maturity of the first installment, term of 30 months for payment with interest rates of 0.65% p.m.
- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with **the interest rate of the original contract maintained** after the recalculation of installments
- **Financial Reorganization allows the reorganization of loans, financing and account limits in a single operation, facilitating the control of the budget, with grace period of up to 90 days for the payment of the first installment and term of up to 72 months**
- **Working Capital GIF – Guaranteed Investment Fund, managed by the BNDES (PEAC – Emergency Credit Access Program), with grace period from 6 to 12 months for the payment of the first installment and term from 24 to 60 months**
- **New Resources: Working Capital with a grace period of up to 180 days for the payment of the first installment and term of up to 72 months**

LARGE CORPORATES

- Payroll financing (Bradesco funding) with 6 months for maturity of the first installment, term of 30 months for payment with interest rates from 0.55% p.m.
- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with **the interest rate of the original contract maintained** after the recalculation of installments

IMPORTANT: on the institutional website (banco.bradesco/aguentefirme) there is information available on the modalities of emergency actions, keeping in mind that they are subject to the credit analysis and to other conditions of products

COVID-19 Pandemic

Contributing towards overcoming the crisis

Service Channels – agility, flexibility and efficiency

Our digital channels have a fundamental role in serving our clients. We observed an expansion in the number of clients using these digital channels to perform their banking activities and a significant increase in transactions using internet banking and the App.

97% of the transactions are made through self-service

89% are concentrated on Mobile and internet

Agility in the Implementation – We were quite agile in **implementing the measures approved by the Government**. Since March 30, the service channels have been adapted to capture the requests of extensions of contracts. In addition, the new payroll financing was made available to clients on the first working day after the official regulations of the product by the Central Bank of Brazil, with pre-approved limit for loans made through the Net Empresas channel, with financing in 36 months. Bradesco was chosen as a facilitating agent of the payment of the Emergency Aid Program – the program is a benefit granted by the Federal Government, processed by Caixa Econômica Federal, in order to financially protect **informal workers, individual micro-entrepreneurs (MEI), self-employed** and the **unemployed** during the coronavirus pandemic. We also changed the rules of spread payment and renegotiation of debts of the corporate credit card, facilitating the budget of companies.

Intensification of the Communication – We strengthen communication with our clients by sending SMS and Messages via App about **the availability** and **the use of digital channels, as well as new features and products available.**

We created a dedicated responsive page to transmit information of assistance like the new opening hours and to provide smoother journeys for the extension of loans, without the need for people to go to the branch. Through the site banco.bradesco/coronavirus it is possible to obtain information, extend loans and start the journey of installation and activation of the Bradesco App. The extension of loans, in particular, can also be accessed once log in is made to the area of the account on App Bradesco. In addition, we made the deadlines and conditions flexible in credit lines, renegotiation of debts and credit card to assist our clients in this moment of pandemic. You can find this on the website banco.bradesco/aguentefirme.

Remote Branches – **We enabled 36 thousand account managers equipped and ready to conduct business and transactions**, offering advice to clients via audio or video conference by monitoring of clients' financial life as well as supporting them with credit and lengthening of debt maturity.

Branches – **Our branches are working in all locations where it is permitted**, with differentiated opening hours to elderly and high-risk group, with the teams working in shifts. **We have intensified the cleansing and strengthened the access control to maintain distance between the people**.

Commitment to Society

The following are the actions that we performed for the benefit of society.

Social Donations:

- In the moment of concern and challenges to overcome the pandemic of the new coronavirus, we offered assistance, in partnership with other banks, for the acquisition and donation of 5 million kits for quick tests application, 30 CT scanners, 30 PCR machines for real-time diagnosis and 15 million masks, to directly assist the Ministry of Health and State Health Departments.
- We also cooperated in strategic partnerships with companies and organizations in the health area by making other donations, among them:
  - Donation made in cooperation with other companies of 26 thousand tests that were primarily directed to health care professionals;
  - Reform, acquisition of equipment and acclimatization of ICU beds, in hospital and Santa Casa;
  - 500 multiparameter patient monitors;
  - Support to scientists of *Escola Politécnica da Universidade de São Paulo* (Polytechnic School/USP) in the production of low-cost ventilators;
  - 150 thousand basic food baskets to meet municipal communities;
  - Activation of ICU beds of the Hospital Universitário Clementino Fraga Filho (HUCCF);
  - Construction of the Field Hospital of Leblon – Rio de Janeiro (RJ);
  - Acquisition of tests for the COVID-19 (reimbursement to Fleury for direct costs of 25,900 diagnostic exams); and
  - Adoption of ICU beds in a hospital ward of the Hospital das Clínicas (HCFMSUP) intended for Hematological-oncology patients.

Other Actions:

- Bradesco has formed a consortium with eight other banks associated with Febraban to ensure the acquisition of 4,800 ventilators by the Ministry of Health.

For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus

Main Information

Recurring Net Income

R$ 3.9 bi in 2Q20

+3.2% in the quarter

Profitability 2Q20

11.9% ROAE

Return on Average Equity

1.0% ROAA

Return on Average Assets

Basel – Tier Level I

12.5%

+1.1 p.p. in the quarter

Expanded Loan Portfolio

R$ 661.1 bi

+14.9% in 12 months
+0.9% in the quarter

Individuals +12.3% in 12 months, -1.3% in the quarter

Companies +16.4% in 12 months, +2.2% in the quarter

Credit Indicators – 90 days

3.0% Delinquency

-0.7 p.p. in the quarter

299.5% Coverage

+71.6 p.p. in the quarter

R$ million (unless otherwise stated)	2Q20	1Q20	2Q19	1H20	1H19	Variation% (unless otherwise stated) 2Q20 x 1Q20	2Q20 x 2Q19	1H20 x 1H19
Result								
Recurring Net Income [(1)]	3,873	3,753	6,462	7,626	12,700	3.2	(40.1)	(40.0)
Net Interest Income	16,684	14,499	14,468	31,183	28,555	15.1	15.3	9.2
Expanded ALL [(2)]	(8,890)	(6,708)	(3,487)	(15,598)	(7,091)	32.5	154.9	120.0
Fee and Commission Income	7,626	8,283	8,280	15,909	16,354	(7.9)	(7.9)	(2.7)
Income from Insurance, Pension Plans and Capitalization Bonds [(3)]	3,778	2,931	3,594	6,709	7,420	28.9	5.1	(9.6)
Statement of Financial Position								
Total Assets [(4)]	1,571,407	1,486,358	1,412,294	1,571,407	1,412,294	5.7	11.3	11.3
Loans - Expanded Loan Portfolio [(5)]	661,115	655,094	575,302	661,115	575,302	0.9	14.9	14.9
- Individuals	236,004	239,214	210,103	236,004	210,103	(1.3)	12.3	12.3
- Companies	425,111	415,880	365,199	425,111	365,199	2.2	16.4	16.4
Shareholders' Equity	135,134	129,548	133,636	135,134	133,636	4.3	1.1	1.1
Assets under Management	2,364,472	2,252,994	2,231,331	2,364,472	2,231,331	4.9	6.0	6.0
Highlights								
Annualized Return on Average Equity (ROAE) - % [(6)]	11.9	11.7	20.6	11.8	20.6	0.2 p.p.	(8.7) p.p.	(8.8) p.p.
Efficiency Ratio (ER) - % [(7)]	44.0	49.3	49.2	47.8	49.4	(5.3) p.p.	(5.2) p.p.	(1.6) p.p.
Recurring Net Income per Share (in the last 12 months) - R$ [(8)]	2.36	2.65	2.72	2.36	2.72	(10.9)	(13.2)	(13.2)
Market Capitalization [(9)]	175,191	158,941	285,870	175,191	285,870	10.2	(38.7)	(38.7)
Dividends / Interest on Shareholders' Equity - Net	951	1,012	1,797	1,964	3,549	(6.0)	(47.1)	(44.7)
Delinquency Ratio (> 90 days [(10)] / Loan Portfolio) - %	3.0	3.7	3.2	3.0	3.2	(0.7) p.p.	(0.2) p.p.	(0.2) p.p.
Tier I Capital - %	12.5	11.4	15.0	12.5	15.0	1.1 p.p.	(2.5) p.p.	(2.5) p.p.
Liquidity Coverage Ratio (LCR) - %	170.1	141.6	163.7	170.1	163.7	28.5 p.p.	6.4 p.p.	6.4 p.p.
Net Stable Funding Ratio (NSFR) - %	120.6	110.7	121.4	120.6	121.4	9.9 p.p.	(0.8) p.p.	(0.8) p.p.
Account Holders with Digital Profile - In million	18.5	17.6	16.4	18.5	16.4	5.1	12.8	12.8
- Individuals	17.2	16.3	15.1	17.2	15.1	5.5	13.9	13.9
- Companies	1.3	1.3	1.3	1.3	1.3	-	-	-

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report;
(2) It includes provision for sureties, guarantees, income from loan recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets;
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds (-) Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds (-) Retained Claims (-) Capitalization Bond Draws and Redemptions (-) Insurance, Pension Plan and Capitalization Bond Selling Expenses (+) Financial Income of the Operation;
(4) For more information, please see note 4 – Balance Sheet and Managerial Statement of Income in chapter "Complete Financial Statements" of this report;
(5) Besides the loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC);
(6) It excludes the asset evaluation adjustments recorded under the Shareholders' Equity;
(7) For 1H20 / 1H19, it considers the cumulative index in 12 months;
(8) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;
(9) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; and
(10) Overdue loans.

Recurring Net Income *vs.* Book Net Income

Below are the main non-recurring events that affected the net income in the periods:

R$ million	2Q20	1Q20	2Q19	1H20	1H19
Recurring Net Income	3,873	3,753	6,462	7,626	12,700
Non-Recurring Events	(367)	(371)	(420)	(738)	(838)
- Goodwill Amortization (Gross)	(367)	(371)	(374)	(738)	(747)
- Contingent Liabilities	-	-	(46)	-	(91)
Book Net Income	3,506	3,382	6,042	6,888	11,862

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement (R$ million)	2Q20	1Q20	2Q19	1H20	1H19	Variation % 2Q20 x 1Q20	Variation % 2Q20 x 2Q19	Variation % 1H20 x 1H19
Net Interest Income	16,684	14,499	14,468	31,183	28,555	15.1	15.3	9.2
- Client Portion	13,163	12,964	12,185	26,127	24,145	1.5	8.0	8.2
- Market Portion	3,521	1,535	2,283	5,056	4,410	129.4	54.2	14.6
Expanded ALL	(8,890)	(6,708)	(3,487)	(15,598)	(7,091)	32.5	154.9	120.0
ALL Expenses	(8,745)	(7,359)	(4,349)	(16,104)	(10,641)	18.8	101.1	51.3
Income from Credit Recovery	1,104	1,420	1,609	2,524	4,617	(22.3)	(31.4)	(45.3)
Granted Discounts / Other [1]	(777)	(595)	(612)	(1,372)	(976)	30.6	27.0	40.6
Impairment of Financial Assets	(472)	(174)	(135)	(646)	(91)	171.3	249.6	609.9
Gross Income from Financial Intermediation	7,794	7,791	10,981	15,585	21,464	-	(29.0)	(27.4)
Income from Insurance, Pension Plans and Capitalization Bonds [2]	3,778	2,931	3,594	6,709	7,420	28.9	5.1	(9.6)
Fee and Commission Income	7,626	8,283	8,280	15,909	16,354	(7.9)	(7.9)	(2.7)
Operating Expenses	(11,459)	(11,757)	(12,123)	(23,216)	(23,932)	(2.5)	(5.5)	(3.0)
Personnel Expenses	(4,833)	(5,321)	(5,488)	(10,154)	(10,646)	(9.2)	(11.9)	(4.6)
Other Administrative Expenses	(4,970)	(5,078)	(5,103)	(10,048)	(10,129)	(2.1)	(2.6)	(0.8)
Other Operating Income / (Expenses)	(1,656)	(1,358)	(1,532)	(3,014)	(3,157)	21.9	8.1	(4.5)
Tax Expenses	(2,010)	(1,913)	(1,767)	(3,923)	(3,519)	5.1	13.8	11.5
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	(25)	62	81	37	129	-	-	-
Operating Income	5,704	5,397	9,046	11,101	17,916	5.7	(36.9)	(38.0)
Non-Operating Income	(26)	12	11	(14)	35	-	-	-
Income Tax / Social Contribution	(1,747)	(1,599)	(2,535)	(3,346)	(5,137)	9.3	(31.1)	(34.9)
Non-controlling interests in subsidiaries	(58)	(57)	(60)	(115)	(114)	1.8	(3.3)	0.9
Recurring Net Income	3,873	3,753	6,462	7,626	12,700	3.2	(40.1)	(40.0)

(1) It includes the result with BNDU, provision for sureties and guarantees and others; and

(2) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds (-) Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds (-) Retained Claims (-) Capitalization Bond Draws and Redemptions (-) Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses (+) Financial Income of the Operation.

Summarized Analysis of Recurring Income

Recurring Net Income

Our net income reached R$3,873 million, an important evolution of 3.2% compared to the previous quarter, even considering the strengthening of provisioning for the adverse economic scenario that we made in this quarter related to the Financial segment, to the sum of R$3.8 billion and R$747 million related to the Insurance segment. The performance of the operating income showed an evolution of 5.7%, driven by the largest result arising from insurance operations, pension plans and capitalization bonds and by the excellent performance of costs, with a reduction of 2.5% compared to the previous quarter, and from the growth of the net interest income, originated, largely, by the market portion. In comparison with the periods of the previous year, our performance, in terms of net income/operating income, continues to be impacted by the adverse economic scenario, which justifies the higher costs with ALL, the performance from the performance of the income from insurance operations, pension plans and capitalization bonds, factors that were partially offset by the strict control of costs and net interest income.


▼40.0%
12,700
▼-40.1%
R$ million
▲3.2%
6,462
7,626
28.4%
3,753
3,873
28.7%
33.0%
30.9%
35.1%
71.6%
69.1%
64.9%
71.3%
67.0%
2Q19
1Q20
2Q20
1H19
1H20
Banking Activities
Insurance Activities

The profitability on average Shareholders' Equity (ROAE) in 2Q20 reached 11.9%, and the return on average assets (ROAA) was 1.0%. In this quarter, the participaton of results from insurance activities increased to 35.1% (30.9% – 1Q20), demonstrating the strength of the diversification of our results.

Efficiency Ratio (ER)


64.2%
63.9%
63.4%
66.7%
70.5%
49.4%
49.5%
49.0%
49.1%
47.8%
49.2%
49.9%
48.3%
49.3%
44.0%
2Q19
3Q
4Q
1Q20
2Q
Quarterly ER
12-month ER
12-month risk-adjusted ER

The positive performance of the ER in the periods reflects the management's actions to maintain a strong cost control, evidenced, mainly, by the reduction of operating expenses. In addition, the growth of the net interest income and of the income from insurance operations, pension plans and capitalization bonds also contributed to the positive performance of the indicator. The behavior of the ER adjusted to the risk reflects the increased expenditure with ALL, resulting from the increase in provisions made in 1H20 due to the adverse economic scenario, as mentioned earlier. Excluding this effect, the ratio would be 64.1% in 2Q20.

Net Interest Income

Client Portion


▲8.2%
▲8.0%
▲1.5%
R$ million
24,145
26,127
12,185
12,964
13,163
2Q19
1Q20
2Q20
1H19
1H20

The variation presented in the periods reflects the increase in the volume of business, highlighting the company portfolio, which was partially offset by the fall of the spread, a reflection of the product mix, lower number of business days and the fall of the Selic rate in the period in comparison with the 1Q20.

Market Portion


▲54.2%
▲14.6%
▲129.4%
R$ million
2,283
1,535
3,521
4,410
5,056
2Q19
1Q20
2Q20
1H19
1H20

The increase in the periods is justified by the greater gains in Assets and Liabilities Management (ALM) strategies, as well as the arbitrage positions and the increase in client operations in our treasury.

Summarized Analysis of Recurring Income

Expanded ALL (Expenses)



5.4%
4.1%
2.4%
▲120.0%
15,598
▲154.9%
▲32.5%
8,890
R$ million
6,708
7,091
3,487
2Q19
1Q20
2Q20
1H19
1H20
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In 2Q20, our internal studies, which are based on statistical models that capture historical and prospective information, as well as the experience of Management, and reflect our expectation of losses in different economic scenarios indicate, at this time, the need to strengthen our provisions related to the adverse economic scenario. In this sense, the amount constituted in this quarter was R$3.8 billion (R$2.7 billion for the 1Q20).

Although the size of the impact on the economy and the duration of the crisis is still uncertain, we continue evolving in our loan operations, whose portfolio expanded, in 12 months, grew 15% (+12% in operations aimed at individuals and +16% in operations with companies), developments that impact the expenses with ALL due to the required minimum reserves by the Central Bank of Brazil.

It is noteworthy that our coverage ratio over 90 days at the end of June 2020 reached 299.5%, a growth of 71.6 p.p. in relation to the ratio of March 2020. In addition, as a reflection of the actions of renegotiation and extensions of loans, in conjunction with the granting active loans in arrears, which were 100% provisioned, our indicators of short-term defaults (15 to 90 days) and over 90 days showed a reduction in all segments.

Also as a result of the adverse economic scenario, there was a reduction in revenue from the recovery of credits and increase in expenses with discounts granted and impairment of financial assets in the annual and quarterly comparatives.

Fee and Commission Income



29.2
30.7
31.3
▼-2.7%
▼-7.9%
▼-7.9%
16,354
15,909
R$ million
8,280
8,283
7,626
123
123
62
62
61
2Q19
1Q20
2Q20
1H19
1H20
Fee and Commission Income
Checking Account Holders - million
Business Days

The reductions observed in quarterly and annual comparatives reflect the impact of the adverse economic scenario, which produced a negative effect in virtually all lines, especially in revenues resulting from the activities of cards, revenues with the management of funds and credit operations. Despite the reductions in quarterly comparisons influenced by the lower volume of unbundled services, revenue with checking accounts showed growth in the half-year comparison. This growth was benefited by the increase in the client base in 12 months (+ 2.1 million).

Summarized Analysis of Recurring Income

Income from Insurance Operations, Pension Plans and Capitalization Bonds


R$ million
▲ 5.1%
▲ 28.9%
▼ -9.6%
3,594
2,931
3,778
7,420
6,709
1,529
747
831
2,864
1,578
2,065
2,184
2,947
4,556
5,131
2Q19
1Q20
2Q20
1H19
1H20
Operating Income
Financial Result

In comparison with the 1Q20 and 2Q19, the performance of the operating result has as its main origin the improvement of the combined ratio, a reflection of the drop in the claims ratio, due to the reduction of the elective procedures, which was influenced by the social distancing in the health line and the reduction of the frequency of claims, which was impacted by the decrease of the urban circulation in the automobile line.

The financial income, in turn, is justified by the behavior of the economic-financial ratios, which impacted the performance of the financial applications, especially variable income and multimarket trading, and by the reduction of the IPCA in the periods.

Operating Expenses

(Personnel, Administrative and Other Operating Expenses, Net of Income)


R$ million
▼ -5.5%
▼ -2.5%
▼ -3.0%
12,123
11,757
11,459
23,932
23,216
1,532
1,358
1,656
3,157
3,014
5,488
5,321
4,833
10,646
10,154
5,103
5,078
4,970
10,129
10,048
2Q19
1Q20
2Q20
1H19
1H20
Administrative Expenses
Personnel Expenses
Other Operating Income / (Expenses)

Personnel Expenses – Despite the effect of the collective bargaining agreement, whose readjustment was of 4.3%, the structural part (payroll/social charges and benefits) increased only 0.7% when compared to 2Q19, reflecting, in part, the benefits captured by the Voluntary Severance Program 2019 - PDV. In comparison with the 1Q20, the reduction is related to the lower expenses with profit sharing, influenced by the income reduction in view of the current economic scenario. Furthermore, in relation to the periods of the previous year, there has been a reduction in expenses on provision for labor claims.

Administrative Expenses – It declined in all comparative periods, with lower expenses in most lines, reflecting the actions of the Management to maintain a strict cost control and improving operational efficiency, considering higher investments in technology and infrastructure. It is noteworthy that the inflation in 12 months measured by the IPCA and the IGP-M was 2.1% and 7.3%, respectively.

Other Operating Income / (Expenses) – The increase of other operating expenses, net of income in the quarter reflects the strengthening of provisions related to the current economic scenario in insurance, pension plans and capitalization bonds in the amount of R$747 million (R$361 million in the 1Q20) and the higher expenses with the constitution of operational provisions (both civil and tax), which was partially offset by lower expenses with the marketing of cards.

Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	June20	Mar20	June19	Variation % June20 x Mar20	Variation % June20 x June19	As of % June20
Companies	**425,111**	**415,880**	**365,199**	**2.2**	**16.4**	**64.3**
Large Corporates	310,224	296,733	262,354	4.5	18.2	46.9
Micro, Small and Medium-Sized Enterprises	114,887	119,148	102,845	(3.6)	11.7	17.4
Individuals	**236,004**	**239,214**	**210,103**	**(1.3)**	**12.3**	**35.7**
Payroll-deductible Loans	65,448	65,320	57,318	0.2	14.2	9.9
Real Estate Financing	49,049	46,173	41,282	6.2	18.8	7.4
Credit Card	35,074	39,496	34,803	(11.2)	0.8	5.3
CDC / Vehicle Leasing	28,292	29,471	26,032	(4.0)	8.7	4.3
Personal Loans	29,174	29,639	23,898	(1.6)	22.1	4.4
Other	28,967	29,114	26,770	(0.5)	8.2	4.4
Expanded Loan Portfolio	**661,115**	**655,094**	**575,302**	**0.9**	**14.9**	**100.0**
		Without exchange variation		**0.6**	**12.4**	

Delinquency Ratio over 90 days


%
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates
Individuals

The reduction of the indicator for individuals and for the portfolio of micro, small and medium-sized enterprises is related to the actions to provide liquidity to clients seeking a readjustment of their cash flows during the current economic scenario. Among the main measures, we highlight the flexibility of deadlines and rates, diversification of channels for purchase and development of digital journeys, making them more intuitive for the client to reorganize their commitments. We also promoted important innovations to the Credit and Recovery policies to deploy new algorithms supported on platforms of BigData and decision "in real time", allowing a prompt reaction to the abrupt change in creditworthiness of clients imposed by the pandemic. In this quarter, active overdue loans were assigned, which were 100% provisioned with effect of 0.3p.p. in the index of micro, small and medium-sized enterprises and 0.2p.p. in large corporates.

Coverage Ratio over 90 days


%
243.4
245.3
269.2
267.2
225.5
244.9
227.9
299.5
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June
Net losses in 12 months
E-H Non-Performing Loans
Total Provision
Coverage Ratio over 90 Days

The strengthening of provision in the quarter, along with the decrease in the level of delinquency, as mentioned in the analysis of the delinquency indicators, benefitted our coverage ratio for this quarter, which increased by 71.6 p.p., reaching 299.5% at the end of June 2020. Our level of provisioning in relation to the portfolio increased by 0.5p.p. in the quarter, influenced by the reinforcement of provisions, representing 9.0% of the portfolio. For June 2020, the net losses estimated in 12 months point to 2.6%, an estimate that can change depending on the repercussions of the current economic scenario.

NPL Creation – 90 days *vs.* Write-offs

The reduction of the NPL creation is related to the decrease in delinquency, which was observed in all segments, as mentioned in the analysis of the delinquency ratio over 90 days. In addition, this quarter, active loans were assigned, which were overdue and 100% provisioned, positively influencing the indicator for companies portfolios.


R$ million
1.0%
1.1%
0.9%
1.1%
1.3%
0.8%
1.5%
0.5%
4,011
4,859
4,478
4,650
3,826
4,389
4,532
4,476
5,819
3,591
3,672
4,670
6,982
4,250
2,195
5,526
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Service Network

We are a Bank present throughout Brazil and we also operate in strategic locations abroad. With a wide Service Network and constantly updated, we provide a modern structure, offering practical services in all segments we operate. At the end of the quarter, our Network was comprised of 81,764 points.

Bradesco Varejo

The Bradesco Varejo service network comprises 3,816 branches, 4,300 units dedicated exclusively to conducting business and relationships with clients – service centers, 877 electronic service centers and 40,835 Bradesco Expresso (banking correspondent units), in addition to thousands of ATMs.

Bradesco Varejo has a prominent role in the use of banking services by Brazilians. By being present in all municipalities, Bradesco is frequently the first interaction that clients have with a financial institution. In this way, we contribute to the development of individuals and the communities where they live in.

Bradesco Prime

Bradesco Prime is the segment for high-income individuals, operating throughout Brazil. It has a wide network of Branches and Platforms of service to its clients, including to those with a digital and investor profile. Clients rely on the model of full relationship, with specialists in investments and relationship managers who act in a dedicated manner, with a focus on their individual needs and offering personalized and effective financial planning.

Bradesco Private Bank

Bradesco Private Bank offers exclusivity and works side by side with clients to conserve and manage family wealth across generations.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete structure of Wealth Management involving liquid and illiquid assets, the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated investments platform, local and international, exclusive funds, always counting on an experienced team of managers, economists, advisors, in addition to all of our business solutions including Banco de Investimentos, Loan, Insurance, Broker, Pension, among others.

Currently, Bradesco Private Bank has 14 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Cuiabá, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nation-wide presence, in addition to the support of the units abroad located in Cayman, New York, Luxembourg, London and Miami.

Bradesco Corporate

The Bradesco Corporate segment is responsible for serving business groups and focused on both large and medium-sized enterprises. With its offices located in the main financial centers and with a value proposal based on proximity and relationship, it offers customized services with a global reach and has a highly skilled team to fulfill clients' needs through a wide portfolio of products, structured solutions and financial services.

- **Large Corporate:** It has a highly qualified team, offering customized consultancy to serve clients in Brazil and worldwide;
- **Corporate**: It has a structure of specialized services for large corporates and offers customized services by market sector, with presence in various cities in Brazil and abroad; and
- **Corporate One:** Focused mainly on the middle market, it also has a team focused on providing services to large corporates. The area has national presence and a regionalized structure, composed of 70 units located in main cities and capitals distributed in 15 regional sectors.

Digital Channels

In 1H20, 23.4% of the total loans authorized by the Organization were made available by digital channels, autonomously by clients. In relation to 1H19, the growth in loans authorized in digital channels was 17% for individuals and 9% for companies. The increase of 18p.p. in the participation of the mobile channel by individuals stands out, with the total loans authorized for individuals in the 1H19 starting at 58% and increasing to 76% in the 1H20.

Loans authorized in the Digital Channels

Individuals


R$ billions
7.9
12.1
14.2
46%
58%
76%
54%
42%
24%
1H18
1H19
1H20
Mobile
Other Digital Channels

Loans Authorized by Product
1H20 x 1H19

- Personal Loans +23% (origination by R$11.8 bi)
- "Payroll Loans" for social security/pensions (INSS) beneficiaries +17% (origination by R$1.2 bi)

Highlights

Loans Authorized by Mobile Channel


Evolution Base 100
100
192
296
1H18
1H19
1H20

Companies


R$ billions
9.5
13.9
15.2
7%
12%
12%
93%
88%
88%
1H18
1H19
1H20
Mobile
Other Digital Channels

Loans Authorized by Product
1H20 x 1H19

- Discount (Trade Bill and Check) +15% (origination by R$7.2 bi)
- Advance Payment to Suppliers +14% (origination by R$3.4 bi)

Highlights

Loans Authorized by Mobile Channel


Evolution Base 100
100
249
272
1H18
1H19
1H20

Accounts opened via App

Individuals


In thousand
239%
66
224
2Q19
2Q20

Companies

Up to **June 2020, 44.6 thousand** accounts were opened.

Launched in May 2019, available only for Corporate and Individual Micro Entrepreneur accounts.

Main Implantations

Consortium Real Estate, Auto and Heavy Vehicles | Mobile and Internet

After just over a year since implementation, more than **12.2 thousand** quotas and **R$630.0 million** invoiced

Real Estate Financing Partnership with OLX will offer **100% digital real estate financing**

The project, planned for the beginning of August 2020, will integrate the systems of Bradesco and OLX via APIs, which will enable a secure, practical and agile purchase of real estate financing

Features that will be made available: simulation of financing, submission of a proposal, credit analysis, evaluation of property, examining documents and issuing contracts

next

In the second quarter of 2020, next reached the mark of 2.7 million digital clients. An important evolution has been recorded in the number of transactions, in which 171 million transactions were carried out, a volume 37% higher than the previous quarter. This is one of our main indicators, since it demonstrates a greater client engagement. It is also important to note that, in comparison with the 1Q20, individually, the transactions of payments had a growth of 69%, transfers between accounts 64%, debit card 24% and investments 76%.



Amount of Transactions
In Millions
83
105
126
125
171
2Q19
3Q19
4Q19
1Q20
2Q20

Average growth of **20%**



next

Client Profile

76% of account openings were not Bradesco accounts

74% Between 18-34 years old

3.8% Churn

77.6 Points NPS

4.7 Rating App Store

4.4 Rating Play Store



Accounts
1.1 million
2.7 million
145%
June19
June20

Projections for Dec20
3.5 million

Customer relationship: We carried over 350 thousand interactions via chat, of which 72% were solved through next BIA (artificial intelligence), which optimized the time and increased efficiency.

Launches: We also sophisticated even more the portfolio of financial solutions available on next, amplifying the completeness of the platform. We emphasized the integration with the broker Ágora, where next clients began to have access to more than 200 options of investments in fixed income, shares, tesouro direto (government bonds), private pension, funds, as well as specialized advice of professionals on the market and exclusive content from financial education.

We also provided insurance for debit card, extending the offer on the journey of protection for four modalities of insurance. Another important release was the Immediate Deposit, which allows next clients to make deposits in cash at more than 4.9 thousand ATMs of Bradesco enabled with technology to recycle banknotes, without using an envelope and with credit in real time in the account.

***Mimos* platform:** The gratuities platform (Mimos) closed the quarter with 259 brands and 738 offers, which is the most extensive and complete in the market.

BIA | Bradesco Artificial Intelligence

Operating with **92** products and services with high accuracy in responses

Customers and Employees Service

Transfer between Bradesco accounts by voice and text for Individuals mobile

Pioneer Bank on Artificial Intelligence

We have reached the **437.4** million mark of interactions

192.7 million total interactions in 1H20

168.9 million total interactions on **WhatsApp** (implantation in April 2018)
+4.6 million clients have already interacted with BIA on WhatsApp

Multi Plataforma
Bradesco App, WhatsApp, Electronic Service Channel (URA), Google Assistant, Alexa and Apple Business Chat



Total Interactions
In millions
19.9
61.9
192.7
1H18
1H19
1H20
BIA



BIA Interactions via WhatsApp
In millions
23.2
75.0
1H19
1H20

Ágora Investimentos (Investments)

ÁGORA INVESTIMENTOS

Ágora is the new open and independent investment platform, with opportunities for all profiles of investor, for individuals and companies, including non-account holders of Bradesco, which demonstrates our agility and flexibility in the era of innovation.

With R$50.6 billion in assets under custody, we reached, at the end of the first half, the mark of 449.5 thousand investors (+22.4% in relation to December 2019) and exceeded the mark of 100 thousand business transactions performed daily.

Partnerships

In its most recent partnership, Ágora became the official investment house of next.

Since March 2020, Ágora and Grupo Estado – in a partnership that goes beyond news – provide content to its clients in a multiplatform project that includes the news portal E-Investidor, Rádio Eldorado and Jornal Estadão. The partnership presents content with Ágora's highly professional vision, as well as high-quality, impartial journalistic information about economy, financial education and investments. Focused exclusively on the individual investor, the project has impacted an audience of more than 31 million users.


Reports
YouTube
LinkedIn
Facebook
Instagram
WhatsApp
E-mail
SMS
Site and app
Podcast
E-investidor
Google
Next
Events

Full and digital experience

In Ágora, the client initiates the relationship with a 100% digital registration and finds a complete portfolio in investments, with the curatorship in the selection of the best products of the market. There are options of fixed income, shares, own investment funds and of third parties, exclusive COEs and pension plans. All of this together on a platform that is agile, dynamic and secure, available 24 hours a day through the website or App.

Content and assistance in the decision-making

To assist in the choice of the best investments in accordance with its objectives, the client has access to content, live streaming, podcasts and exclusive reports on several channels, produced daily by a renowned team of market analysts who seek to find the best opportunities in addition to the support of highly qualified advisors.

Facilities of Bradesco

Bradesco clients can open their account in Ágora via Internet Banking, or Bradesco App and next App, and use their data for a more agile registration. It also offers a digital integration to access the Home Broker and ease of liquidation directly into the current account without the need to transfer resources at the time of investment.

Differentials most noted by clients

- Solidity / Security
- Relationship / Expertise
- Content / Modernity
- Open Platform / Trustees

Main Economic Indicators

Main Indicators (%)	2Q20	1Q20	2Q19	1H20	1H19
Interbank Deposit Certificate (CDI)	0.73	1.01	1.54	1.75	3.07
Ibovespa	30.18	(36.86)	5.82	(17.80)	14.88
USD – Commercial Rate	5.33	28.98	(1.66)	35.86	(1.10)
General Market Price Index (IGP-M)	2.66	1.68	2.18	4.39	4.39
Extended Consumer Price Index (IPCA)	(0.43)	0.53	0.71	0.10	2.23
Business Days (#)	61	62	62	123	123
Calendar Days (#)	91	91	91	182	181
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.4760	5.1987	3.8322	5.4760	3.8322
CDS 5 years (Points)	257	276	150	257	150
Selic - Base Interest Rate (% p.a.)	2.25	3.75	6.50	2.25	6.50
BM&F Fixed Rate (% p.a.)	2.36	3.33	5.80	2.36	5.80

Bradesco's Projections up to 2022

%	2020	2021	2022
USD - Commercial Rate (year-end) - R$	5.10	5.10	5.17
Extended Consumer Price Index (IPCA)	1.90	3.10	3.50
General Market Price Index (IGP-M)	8.53	4.04	4.10
Selic (year-end)	2.25	3.00	5.25
Gross Domestic Product (PIB)	(4.50)	3.50	3.00

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which, depending on future events, may not prove to be accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

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Economic and Financial Analysis

Net Interest Income

Net Interest Income Breakdown and Analysis

R$ million	2Q20	1Q20	2Q19	1H20	1H19	Variation 2Q20 x 1Q20 R$	%	Variation 2Q20 x 2Q19 R$	%	Variation 1H20 x 1H19 R$	%
Net Interest Income	16,684	14,499	14,468	31,183	28,555	2,185	15.1	2,216	15.3	2,628	9.2
Client Portion (1)	13,163	12,964	12,185	26,127	24,145	199	1.5	978	8.0	1,982	8.2
Average Balance	572,420	540,141	484,227	556,280	477,610	775		2,219		3,977	
Average Rate	9.5%	10.0%	10.5%	9.6%	10.4%	(576)		(1,241)		(1,995)	
Market Portion (2)	3,521	1,535	2,283	5,056	4,410	1,986	129.4	1,238	54.2	646	14.6

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the transfer rate of these funds; and
(2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion


11.0%
10.7%
10.6%
10.5%
10.5%
10.5%
10.0%
9.5%
6.5%
6.3%
6.2%
6.3%
6.3%
5.1%
4.1%
3.0%
11,887
11,884
11,960
12,185
12,503
12,983
12,964
13,163
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q
Client Portion
Average Rate
Average Interbank Deposit Certificate (CDI)


Change in the Client Portion 2Q20 x 1Q20
12,964
775
(430)
(120)
(26)
13,163
1Q20
Average Volume
Spread
Products Mix
Number of Days
2Q20

The performance of the quarter addresses the positive effects of the business volume increase, mainly by the operations to companies, highlighting the working capital portfolios, with a growth of 20.3% in the quarter and 46.3% in the last 12 months. These effects were impacted by the reduction in the average spread, the decrease in the Selic rate, product mix and the lower number of working days.

Net Interest Income with Clients *vs.* Expanded ALL

The variation in the net spread is related to the increase of expenditure with ALL, which, in this quarter, as a reflection of the advancement of the pandemic caused by the COVID-19, we recognize R$3.8 billion (R$2.7 billion in the 1Q20) in provisions related to the potential impacts initially measured in our exposures, which include corporate and mass-market clients. Excluding this effect, the net spread would be 5.8%, which better reflects the performance of our net interest income with clients.


29.8%
31.9%
30.1%
28.6%
26.7%
30.7%
51.7%
67.5%
7.6%
7.2%
7.3%
7.4%
7.6%
7.2%
4.7%
3.0%
R$ million
11,887
11,884
11,960
12,185
12,503
12,983
12,964
13,163
3,543
3,786
3,604
3,487
3,336
3,981
6,708
8,890
8,344
8,098
8,356
8,698
9,167
9,002
6,256
4,273
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q
Expanded ALL
Net Client Portion
Expanded ALL / Client Portion - Gross %
Net Spread %

Net Interest Income – Market Portion

The increase in the periods is justified by the greater gains in Assets and Liabilities Management (ALM) strategies, as well as the arbitrage positions and the increase in client operations in our treasury.

Main Indicators of Loan Portfolio

Delinquency Ratio

Over 90 days


%
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The reduction of the indicator for individuals and for the portfolio of micro, small and medium sized enterprises is related to the actions to provide liquidity to clients seeking a readjustment of their cash flows during the current economic scenario. Among the main measures, we highlight the flexibility of deadlines and rates, diversification of channels for purchase and development of digital journeys, making them more intuitive for the client to reorganize their commitments. We also promoted important innovations to the Credit and Recovery policies to deploy new algorithms supported on platforms of BigData and decision "in real time", allowing a prompt reaction to the abrupt change in creditworthiness of clients imposed by the pandemic. In this quarter, active overdue loans were assigned, which were 100% provisioned with effect of 0.3 p.p. in the index of micro, small and medium sized enterprises and 0.2p.p. in large corporates.

Below, we list our total delinquency and corporate portfolios ratios excluding 100% provisioned operations:


%
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15-90 days


%
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The reduction shown in the indicator, in both the annual and quarterly perspective, reflects the regularization of operations as a result of actions to provide liquidity to clients seeking a readjustment of their cash flows during the current economic scenario.

Credit Assignments

In the 2Q20, loan assignments were made (without the retention of risks and benefits), in the amount of R$1.0 billion, R$582 million related to active operations that are 100% provisioned and R$423 million related to operations already written-off for losses. The gross sale value of these portfolios was R$58 million.

Main Indicators of Loan Portfolio

Coverage Ratios, Allowance for loan Losses and Overdue Loans

Our coverage ratios (60 and 90 days) reached 249.8% and 299.5%, respectively, and the increases in this quarter are influenced by the reinforcement of provisions in the quarters and the reduction in the level of delinquency, as previously mentioned in the analysis of the delinquency indicators, benefitting our coverage ratio for this quarter, which increased by 71.6 p.p. We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of our provision, which includes R$8.9 billion related to adverse economic scenarios, reached R$43.2 billion in June 2020 and our level of provisioning in relation to the portfolio increased by 0.5 p.p. in the quarter, influenced by the reinforcement of provisions, representing 9.0% of the portfolio. Including the renegotiation portfolio, the coverage ratio reached 123.8%, an increase of 2.4 p.p. in relation to March 2020.


470.0% 474.0% 548.0% 517.0% 392.0% 481.0% 425.0% 602.0%
243.4% 245.3% 269.2% 267.2% 225.5% 244.9% 227.9% 299.5%
200.9% 201.6% 220.2% 209.3% 188.5% 193.6% 184.2% 249.8%
124.8% 124.9% 125.6% 122.3% 115.6% 119.6% 121.4% 123.8%
R$ million
35,237 35,084 36,987 36,860 36,142 36,796 40,466 43,209
17,538 17,403 16,798 17,611 19,171 19,008 21,972 17,296
14,474 14,302 13,739 13,795 16,024 15,026 17,759 14,428
Sept18 Dec Mar19 June Sept Dec Mar20 June
Total Provision (A)
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)
Coverage Ratio over 90 Days (A/C)
Coverage Ratio over 60 Days (A/B)
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

NPL Creation – 90 days *vs.* Write-offs

The reduction of the NPL creation is related to the decrease in delinquency, which was observed in all segments, as mentioned in the analysis of the delinquency ratio over 90 days. In addition, this quarter, active loans were assigned, which were overdue and 100% provisioned, positively influencing the indicator for corporate portfolios.

Below, we have demonstrated the opening of the NPL Creation per portfolio:


Total - 90 days
1.0% 1.1% 0.9% 1.1% 1.3% 0.8% 1.5% 0.5%
R$ million
4,011 4,859 4,478 4,650 3,826 4,389 4,532 4,476 5,819 3,591 3,672 4,670 6,982 4,250 2,195 5,526
3Q18 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q
Large Corporates
0.5% 0.5% - 0.3% 1.2% - 0.7% -
R$ million
572 816 627 672 18 530 334 587 1,489 215 (431) 870 934 279 (269) 633
3Q18 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q
Micro, Small and Medium-Sized Enterprises
0.9% 1.4% 1.3% 1.4% 1.4% 0.8% 1.9% 0.1%
R$ million
814 1,313 1,266 1,344 1,233 1,332 1,356 1,322 1,362 1,026 856 1,234 2,074 1,103 85 1,677
3Q18 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q
Individuals
1.4% 1.3% 1.3% 1.4% 1.3% 1.4% 1.7% 1.0%
R$ million
2,625 2,730 2,585 2,634 2,575 2,527 2,843 2,567 2,969 2,350 3,248 2,566 3,974 2,868 2,379 3,216
3Q18 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Loan Portfolio

Bacen Portfolio *vs.* Expanded Portfolio

The loan portfolio (Bacen) of June 2020 registered an increase in the quarter, being boosted mainly by operations with companies, with emphasis on operations related to working capital and foreign trade finance, which presented significant increase in both the quarter comparison and in the period of 12 months. In the annual comparison, operations with individuals increased 11.8%, highlighting the following products: real estate financing, personal loans, payroll-deductible loans and vehicle operations.

Our average daily origination of the 2Q20 in comparison with the 2Q19, increased 7%, boosted by operations with companies. It should be noted that loans authorized for individuals through digital channels reached R$7.2 billion in the 2Q20 (+14% in relation to the 2Q19) and from this total there was an increase of 56% in the individuals mobile channel only, all that in relation to the 2Q19 releases, reaching R$5.8 billion in this quarter.

In the expanded portfolio, we highlight the growth in the quarter and in 12 months of operations with credit risk, which includes debentures, mostly designed for large corporates.

R$ million	June20	Mar20	June19	Variation % Quarter	Variation % 12 months
Individuals	233,734	237,261	209,126	(1.5)	11.8
Companies	245,591	240,315	218,407	2.2	12.4
Loan Portfolio - Bacen	**479,325**	**477,577**	**427,534**	**0.4**	**12.1**
Sureties and Guarantees	82,416	84,890	73,659	(2.9)	11.9
Operations bearing Credit Risk - Commercial Portfolio (1)	70,791	62,484	53,638	13.3	32.0
Other (2)	28,583	30,143	20,472	(5.2)	39.6
Expanded Loan Portfolio	**661,115**	**655,094**	**575,302**	**0.9**	**14.9**
		Without exchange variation		0.6	12.4

(1) It includes debentures operations and promissory notes; and

(2) It considers letters of credit, advances of credit card receivables, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), receivables-backed investment funds (FIDC) and co-obligation in the assignment (CRI and rural credit).

Expanded Loan Portfolio

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	June20	Mar20	June19	Variation % Quarter	Variation % 12 months
Individuals	**236,004**	**239,214**	**210,103**	**(1.3)**	**12.3**
Consumer Financing	**157,988**	**163,926**	**142,052**	**(3.6)**	**11.2**
Payroll-deductible Loans	65,448	65,320	57,318	0.2	14.2
Credit Card	35,074	39,496	34,803	(11.2)	0.8
CDC / Vehicle Leasing	28,292	29,471	26,032	(4.0)	8.7
Personal Loans	29,174	29,639	23,898	(1.6)	22.1
Real Estate Financing	**49,049**	**46,173**	**41,282**	**6.2**	**18.8**
Other Products	**28,967**	**29,114**	**26,770**	**(0.5)**	**8.2**
Rural Loans	9,734	10,000	8,251	(2.7)	18.0
BNDES/Finame Onlendings	5,773	5,901	5,973	(2.2)	(3.4)
Other	13,461	13,214	12,546	1.9	7.3
Companies	**425,111**	**415,880**	**365,198**	**2.2**	**16.4**
Working Capital	82,290	68,405	56,232	20.3	46.3
Foreign Trade Finance	67,684	66,264	57,106	2.1	18.5
Real Estate Financing	15,485	15,768	20,565	(1.8)	(24.7)
BNDES/Finame Onlendings	16,594	16,253	17,921	2.1	(7.4)
Overdraft Account	5,299	7,248	6,631	(26.9)	(20.1)
CDC / Leasing	15,796	15,919	12,054	(0.8)	31.0
Rural Loans	13,968	13,857	7,988	0.8	74.9
Sureties and Guarantees	81,688	84,167	72,980	(2.9)	11.9
Operations bearing Credit Risk - Commercial Portfolio	70,791	62,484	53,638	13.3	32.0
Other	55,517	65,514	60,085	(15.3)	(7.6)
Expanded Loan Portfolio	**661,115**	**655,094**	**575,302**	**0.9**	**14.9**
Real	613,846	606,062	538,595	1.3	14.0
Foreign Currency	47,269	49,032	36,707	(3.6)	28.8

Expanded Loan Portfolio

Real Estate Financing


R$ million
Portfolio
37,051
38,284
39,759
41,282
42,931
44,288
46,173
49,049
24,515
23,000
21,537
20,565
19,900
16,935
15,768
15,485
Quartely origination
4,119
4,227
3,738
4,683
4,858
4,585
4,516
4,788
1,098
1,317
926
1,452
1,183
1,312
954
535
3,021
2,910
2,812
3,231
3,675
3,273
3,562
4,253
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June
Borrower
Builder
Individuals
Companies


Units Financed
16,436
17,092
16,145
4,949
5,070
1,601
11,487
12,022
14,544
2Q19
1Q20
2Q20
Borrower
Builder

Payroll-Deductible Loans


Distribution of the Portfolio by Sector
5.8%
46.5%
June20
47.7%
Private Sector
Public Sector
Social Security National Institute (INSS)/Dataprev

In June 2020, our market share in payroll-deductible loans reached 16.4%, an increase of 0.4 p.p. in 12 months and 2.0 p.p. in the last 24 months. It is important to note that the gains in market share arise from INSS and Public Sector portfolios.


Portfolio
71.6%
71.9%
71.2%
70.6%
69.7%
70.1%
68.8%
69.2%
R$ million
48,572
50,932
53,505
57,318
60,258
62,987
65,320
65,448
35,403
72.9%
38,092
74.8%
41,239
77.1%
44,634
77.9%
47,386
78.6%
50,123
79.6%
52,864
80.9%
53,374
81.6%
13,169
27.1%
12,840
25.2%
12,266
22.9%
12,684
22.1%
12,872
21.4%
12,864
20.4%
12,456
19.1%
12,074
18.4%
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June
Network of Branches
Correspondent / Other Channels
As a % of total Personal Loans

Vehicle Financing


Portfolio
R$ million
34,435
36,811
38,226
40,527
43,260
45,960
47,087
45,369
11,273
12,564
13,062
13,979
15,255
16,444
17,084
16,576
23,162
24,247
25,164
26,547
28,005
29,516
30,003
28,793
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June
Individuals
Companies


Distribution of the Portfolio by Product
7.8%
1.8%
June20
90.4%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	June20	%	Mar20	%	June19	%
Economic Sector						
Public Sector	**18,012**	**2.7**	**16,635**	**2.5**	**16,778**	**2.9**
Oil, derivatives and aggregate activities	12,346	1.9	12,134	1.9	10,774	1.9
Production and distribution of electricity	4,506	0.7	3,682	0.6	5,104	0.9
Other sectors	1,160	0.2	819	0.1	900	0.2
Private Sector	**643,103**	**97.3**	**638,459**	**97.5**	**558,524**	**97.1**
Companies	**407,099**	**61.6**	**399,245**	**60.9**	**348,420**	**60.6**
Real estate and construction activities	34,547	5.2	34,466	5.3	35,362	6.1
Retail	41,256	6.2	41,077	6.3	36,075	6.3
Transportation and concession	33,843	5.1	32,774	5.0	27,749	4.8
Services	37,618	5.7	40,023	6.1	29,921	5.2
Wholesale	21,138	3.2	20,308	3.1	15,060	2.6
Automotive	27,330	4.1	20,989	3.2	18,272	3.2
Food products	16,032	2.4	15,518	2.4	13,158	2.3
Other sectors	195,335	29.5	194,090	29.6	172,823	30.0
Individuals	**236,004**	**35.7**	**239,214**	**36.5**	**210,103**	**36.5**
Total	**661,115**	**100.0**	**655,094**	**100.0**	**575,302**	**100.0**

Diversified loan portfolio and with low concentration in sectors of higher risk

Sectors most exposed to the impacts of the current crisis

0.6% Leisure and tourism

0.2% Airline companies

Changes in the Expanded Loan Portfolio by Rating

In the last 12 months, 96.8% of operations with new clients were classified in ratings AA to C, which reflects the quality of new captures and loan granting processes.

Changes in Expanded Loan Portfolio by Rating between June 2019 and 2020	Total Credit on June 2020		New Customers between July 2019 and June 2020		Remaining customers from June 2019	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	595,039	90.0	53,339	96.8	541,700	89.4
D	16,365	2.5	443	0.8	15,922	2.6
E - H	49,711	7.5	1,314	2.4	48,397	8.0
Total	**661,115**	**100.0**	**55,096**	**100.0**	**606,019**	**100.0**

Expanded Loan Portfolio by Rating and Client Size (%)

Client Profile	June20 By Rating			Mar20 By Rating			June19 By Rating		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	89.8	2.6	7.7	91.1	0.7	8.2	88.7	1.8	9.5
Micro, Small and Medium-Sized Enterprises	88.9	2.9	8.1	89.1	2.5	8.3	88.1	2.6	9.3
Individuals	90.8	2.1	7.0	91.6	1.9	6.5	91.5	1.8	6.7
Total	**90.0**	**2.5**	**7.5**	**90.9**	**1.5**	**7.6**	**89.6**	**1.9**	**8.4**

Expanded Loan Portfolio

Portfolio by Debtors

The concentration of clients in the loan portfolio remained at comfortable levels, even with the strong growth of the portfolio demonstrating our diversification of clients.


%
33.7
32.5
32.7
33.5
34.8
27.3
26.5
26.5
27.0
27.7
18.5
18.2
17.4
17.5
17.2
12.2
12.0
11.3
11.0
10.7
1.9
1.8
1.6
1.9
1.9
June19
Sept
Dec
Mar20
June
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities [1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

(%)	June20	Mar20	June19
1 to 30 days	9.4	11.4	12.2
31 to 60 days	5.9	6.5	6.2
61 to 90 days	4.9	5.7	4.6
91 to 180 days	11.1	11.7	12.4
Short-Term	**31.3**	**35.3**	**35.4**
181 to 360 days	17.8	15.5	14.1
Over 360 days	50.9	49.2	50.5
Medium/ Long-Term	**68.7**	**64.7**	**64.6**

(1) Only normal course operations of Bacen Portfolio.

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of our loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	June20	Mar20	June19	Variation% (unless otherwise) Quarter	12 months
Total Provision	43,209	40,466	36,860	6.8	17.2
- Specific	12,905	16,560	13,912	(22.1)	(7.2)
- Generic	18,290	14,541	16,049	25.8	14.0
- Complementary	12,014	9,365	6,899	28.3	74.1
Specific Provision / Total Provision (%)	29.9	40.9	37.7	(11.1) p.p.	(7.9) p.p.
Total Provision / Loans (%)	9.0	8.5	8.6	0.5 p.p.	0.4 p.p.
AA - C Rated Loans / Loans (%)	89.7	90.3	89.6	(0.6) p.p.	0.1 p.p.
D-rated Loans / Loans (%)	2.5	1.8	2.5	0.6 p.p.	(0.0) p.p.
E-H rated Loans / Loans(%)	7.8	7.8	9.5	(0.0) p.p.	(1.6) p.p.
D-rated loans	11,745	8,817	9,239	33.2	27.1
Provision for D-rated loans	2,812	2,194	1,426	28.2	97.2
Provision / D-rated loans (%)	23.9	24.9	15.4	(0.9) p.p.	8.5 p.p.
D-H rated Non-Performing Loans	18,394	23,845	19,711	(22.9)	(6.7)
Total Provision / D-H-rated Non-performing Loans (%)	234.9	169.7	187.0	65.2 p.p.	47.9 p.p.
E-H Rated Loans	37,410	37,387	35,455	0.1	5.5
Provision for E-H rated loans	32,533	30,419	32,547	6.9	(0.0)
Provision / E-H rated loans (%)	87.0	81.4	91.8	5.6 p.p.	(4.8) p.p.
E-H rated Non-Performing Loans	15,541	20,070	16,772	(22.6)	(7.3)
Total Provision / E-H-rated Non-performing Loans (%)	278.0	201.6	219.8	76.4 p.p.	58.2 p.p.

Main Funding Sources

Funds Raised and Managed

R$ million	June20	Mar20	June19	Variation % Quarter	Variation % 12 months
Demand Deposits	45,547	38,101	32,186	19.5	41.5
Savings Deposits	123,270	113,106	108,497	9.0	13.6
Time Deposits + Debentures	335,273	258,180	196,172	29.9	70.9
Borrowing and Onlending	54,500	60,241	57,483	(9.5)	(5.2)
Funds from Issuance of Securities	161,704	172,560	163,190	(6.3)	(0.9)
Subordinated Debts	16,579	15,620	18,442	6.1	(10.1)
Eligible Debt Capital Instruments	36,958	36,614	36,076	0.9	2.4
Subtotal	**773,831**	**694,422**	**612,046**	**11.4**	**26.4**
Securities Sold Under Agreements to Repurchase (1)	226,929	224,136	245,371	1.2	(7.5)
Interbank Deposits	1,094	888	582	23.2	88.0
Working Capital (Own/Managed)	110,826	104,913	106,447	5.6	4.1
Foreign Exchange Portfolio	32,646	37,930	25,937	(13.9)	25.9
Payment of Taxes and Other Contributions	3,855	2,980	4,613	29.4	(16.4)
Technical provisions for insurance, pension plans and capitalization bonds	274,861	272,257	265,241	1.0	3.6
Funds raised	**1,424,042**	**1,337,527**	**1,260,237**	**6.5**	**13.0**
Investment Funds and Managed Portfolios	**940,430**	**915,467**	**971,094**	**2.7**	**(3.2)**
Total Assets under Management	**2,364,472**	**2,252,994**	**2,231,331**	**4.9**	**6.0**

(1) It does not consider debentures.

Loans *vs.* Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This is a result of significant capillarity, the broad diversity of products offered, and the market's confidence in the Bradesco brand and the important presence in the client's sector.

The relation between loans and funding at the end of June 2020 reached 83.3%, and the increase of this margin in this quarter is influenced by time deposits taking.

R$ million	June20	Mar20	June19	Variation % (unless otherwise) Quarter	Variation % (unless otherwise) 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	49,402	41,081	36,799	20.3	34.2
Savings Deposits	123,270	113,106	108,497	9.0	13.6
Time Deposits + Debentures	335,273	258,180	196,172	29.9	70.9
Funds from Financial Bills	149,563	160,305	159,434	(6.7)	(6.2)
Customer Funds (1)	**657,508**	**572,672**	**500,902**	**14.8**	**31.3**
(-) Reserve Requirements	(80,972)	(65,895)	(86,862)	22.9	(6.8)
(-) Available Funds (Brazil)	(17,337)	(14,893)	(11,685)	16.4	48.4
Customer Funds Net of Reserve Requirements	**559,199**	**491,884**	**402,355**	**13.7**	**39.0**
Borrowing and Onlending	54,500	60,241	57,483	(9.5)	(5.2)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	81,112	81,816	79,570	(0.9)	1.9
Total Funding (A)	**694,811**	**633,941**	**539,408**	**9.6**	**28.8**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**578,699**	**570,204**	**501,643**	**1.5**	**15.4**
B / A	83.3%	89.9%	93.0%	(6.7) p.p.	(9.7) p.p.

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Insurance, Pension Plans and Capitalization Bonds

Below is an analysis of Grupo Bradesco Seguro's Balance Sheet and Consolidated Statement of Income.

Consolidated Balance Sheet

R$ million	June20	Mar20	June19	Variation % June20 x Mar20	Variation % June20 x June19
Assets					
Current and Long-Term Assets	**320,560**	**311,243**	**311,202**	**3.0**	**3.0**
Securities	308,833	298,754	300,059	3.4	2.9
Insurance Premiums Receivable	3,623	4,165	4,010	(13.0)	(9.7)
Other Loans	8,104	8,324	7,133	(2.6)	13.6
Permanent Assets	**6,795**	**7,619**	**7,019**	**(10.8)**	**(3.2)**
Total	**327,355**	**318,862**	**318,221**	**2.7**	**2.9**
Liabilities					
Current and Long-Term Liabilities	**286,989**	**282,137**	**282,294**	**1.7**	**1.7**
Technical provisions for insurance, pension plans and capitalization bonds	274,861	272,257	265,241	1.0	3.6
Tax, Civil and Labor Contingencies	2,667	2,600	2,425	2.6	10.0
Payables on Insurance, Pension Plan and Capitalization Bond Operations	1,541	1,086	596	41.9	158.8
Other liabilities	7,920	6,194	14,034	27.9	(43.6)
Non-controlling Interest	**802**	**779**	**723**	**3.0**	**10.9**
Shareholder's Equity [1]	**39,564**	**35,946**	**35,204**	**10.1**	**12.4**
Total	**327,355**	**318,862**	**318,221**	**2.7**	**2.9**

(1) In June 2020, the shareholders' equity of Bradesco Seguros S.A., which controls the operational companies (insurance, pension plans and capitalization bonds), is R$20,559 million.

Consolidated Statement of Income

R$ million	2Q20	1Q20	2Q19	1H20	1H19	Variation % 2Q20 x 1Q20	Variation % 2Q20 x 2Q19	Variation % 1H20 x 1H19
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income [1]	10,327	11,400	11,219	21,727	22,171	(9.4)	(8.0)	(2.0)
Retained Claims	(5,517)	(7,139)	(6,880)	(12,656)	(13,258)	(22.7)	(19.8)	(4.5)
Capitalization Bond Draws and Redemptions	(1,081)	(1,302)	(1,442)	(2,383)	(2,747)	(17.0)	(25.0)	(13.3)
Selling Expenses	(782)	(775)	(832)	(1,557)	(1,610)	0.9	(6.0)	(3.3)
Financial Results	831	747	1,529	1,578	2,864	11.2	(45.7)	(44.9)
Income from Insurance, Pension Plans and Capitalization Bonds	**3,778**	**2,931**	**3,594**	**6,709**	**7,420**	**28.9**	**5.1**	**(9.6)**
Fee and Commission Income	450	475	491	925	1,027	(5.3)	(8.4)	(9.9)
Personnel Expenses	(372)	(399)	(442)	(771)	(856)	(6.8)	(15.8)	(9.9)
Other Administrative Expenses	(355)	(364)	(390)	(719)	(727)	(2.5)	(9.0)	(1.1)
Tax Expenses / Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries / Other Operating Income / Expenses	(1,189)	(676)	(269)	(1,865)	(878)	75.9	342.0	112.4
Operating Income	**2,312**	**1,967**	**2,984**	**4,279**	**5,986**	**17.5**	**(22.5)**	**(28.5)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(951)	(809)	(1,151)	(1,760)	(2,339)	17.6	(17.4)	(24.8)
Recurring Net Income	**1,361**	**1,158**	**1,833**	**2,519**	**3,647**	**17.5**	**(25.8)**	**(30.9)**

(1) It includes reinsurance premiums.

Note: For comparison purposes, the effects of non-recurring events are not considered.

Insurance, Pension Plans and Capitalization Bonds

Net Income Distribution and Revenue of Insurance, Pension Plans and Capitalization Bonds

Net Income


R$ million
3Q18 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q
ROAE - %: 18.2 22.3 23.4 23.7 24.1 24.2 13.4 15.5
Total: 1,462 1,782 1,814 1,833 1,885 1,919 1,158 1,361
Life and Pension Plans: 745 1,003 934 830 910 1,029 811 583
Property & Casualty and Others: 334 355 398 514 549 465 41 341
Health: 250 323 340 326 271 269 181 359
Capitalization Bonds: 133 101 142 163 155 156 125 78
Life and Pension Plans
Health
ROAE - %
Property & Casualty and Others
Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income – Revenue


R$ million
3Q18 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q
Total: 17,588 19,187 18,062 18,822 19,746 21,038 18,966 16,466
Life/AP/VGBL/PGBL/Basic Lines: 8,172 9,659 8,685 8,920 9,661 10,845 9,062 7,148
Health: 6,369 6,574 6,586 6,725 6,901 7,117 7,146 6,871
Auto/P&C + DPVAT: 1,504 1,385 1,313 1,535 1,550 1,422 1,298 1,242
Capitalization Bonds: 1,543 1,569 1,478 1,642 1,634 1,654 1,460 1,205
Life/AP/VGBL/PGBL/Basic Lines
Health
Auto/P&C + DPVAT
Capitalization Bonds

In relation to the 2Q19, net income was impacted by the decrease in financial results, justified by the behavior of the economic-financial ratios, which impacted the performance of the financial applications, especially of floating rate securities and those pegged to the IPCA that were impacted by the reduction of indicators when compared to the previous periods. In addition, based on our risk measurement models, we recognize R$747 million in expenses related to adverse economic scenarios (1Q20 – R$361 million).

We highlight below the performance of the companies of the Insurance Group:

- **Bradesco Saúde (Health):** in comparison with the 2Q19, the growth of net income reflects the improvement in claims ratio, due the reduction of elective procedures, influenced by social distancing.
- **Bradesco Auto/RE (Auto/P&C):** the reduction in net income is impacted by lower revenues and financial results in the period.
- **Bradesco Vida e Previdência (Life and Pension Plans):** increase in the claims ratio in the "Life" line impacted by the increase in indemnifiable events related to the pandemic and drops in revenues and financial income.
- **Bradesco Capitalização (Capitalization Bonds):** compared to 2Q19, the reduction in net income is impacted by decrease in revenues and financial results.

We also highlight the advance of the commercialization of products through the digital channels, whose revenues in the 2Q20 surpassed R$238 million, totaling more than 301 thousand of transactions, growth of 45.2% in comparison to the 2Q19 and 5.5% in comparison to the 1Q20.

Performance Ratios


%
Claims Ratio (1) (6)
72.4 70.4 68.5 72.5 74.2 74.2 72.9 70.7
62.4
3Q18 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q


%
Expense Ratio (2)
8.5 8.3 8.2 8.3 8.2 8.3 8.0 8.5
3Q18 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q


%
Administrative Efficiency Ratio (3)
4.4 4.3 4.0 4.2 4.3 4.0 4.0 4.3
3Q18 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q


%
Combined Ratio (4) (5) (6)
84.1 80.8 80.3 84.5 84.4 84.2 83.6 83.2
74.5
3Q18 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q

(1) Retained Claims/Earned Premiums; (2) Selling Expenses/Earned Premiums; (3) Administrative Expenses/Net Written Premiums; (4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and (5) Excludes additional provisions; and (6) Dotted line: Considers in the indicators, the effects of the provisions made for adverse economic scenarios.

Note: For comparison purposes, the effects of non-recurring events are not considered.

Clients (1) and Employees


27,929 28,948 29,237
7,350 7,319 7,321
June19 Mar20 June20
Policyholders / Pension Plan Participants and Capitalization Bond Customers (thousands)
Number of Employees

(1) It excludes overlap of clients.

Insurance, Pension Plans and Capitalization Bonds

Combined Ratio per Industry


%
97.4
99.8
98.4
98.0
99.1
98.2
96.9
92.0
96.8
93.8
92.6
95.5
97.1
95.3
95.4
82.0
54.3
54.4
50.4
55.7
54.6
56.1
53.5
61.8
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q
Health
Auto/P&C
Life

Claims Ratio per Industry


%
85.7
84.0
81.1
86.7
87.9
86.1
84.2
70.0
72.4
70.4
68.5
72.5
74.2
74.2
72.9
62.4
62.2
61.9
59.2
59.2
58.8
59.3
57.9
49.3
39.0
30.4
31.2
33.3
29.5
34.8
33.9
31.8
29.3
23.5
25.3
28.5
30.3
31.1
29.7
33.3
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q
Life/AP
Property & Casualty
Auto/Optional Third-Party Liability
Total
Health

Expense Ratio per Industry


%
22.5
21.1
21.3
21.0
21.3
20.8
20.4
22.5
18.5
17.3
17.1
17.6
18.0
20.3
20.0
18.0
16.2
16.7
16.7
17.2
16.8
17.1
16.7
17.7
8.5
8.3
8.2
8.3
8.2
8.3
8.0
8.5
4.5
4.6
4.6
4.6
4.5
4.8
4.4
5.1
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q
Life/AP
Property & Casualty
Auto/Optional Third-Party Liability
Total
Health

Technical Provisions


R$ million
254,653
258,755
261,106
265,241
269,675
274,765
272,257
274,861
230,754
234,661
236,888
240,388
244,312
249,240
246,298
250,168
10,358
10,392
10,378
10,756
11,014
11,132
11,727
11,325
8,022
8,187
8,336
8,538
8,699
8,838
8,854
8,755
4,579
4,608
4,567
4,665
4,791
4,753
4,541
4,391
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Insurance, Pension Plans and Capitalization Bonds

Life and pension plans


R$ million
830
811
583
1,764
1,394
8,920
9,062
7,148
17,605
16,210
2Q19
1Q20
2Q20
1H19
1H20
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In the comparative to the 1Q20 and 2Q19, net income is influenced by the decrease in revenues, increase in the claims ratio in the "Life" line, impacted by the increase of indemnifiable events associated with the pandemic, decrease in financial results, due to the behavior of the economic-financial ratios, decrease in fees and commission income, offset by the improvement in the expense ratio and the reduction in the administrative expenses.

Participants in Life and Personal Accidents and in Pension Plans


In thousand
Number of Life and Personal Accidents
33,138
33,117
32,377
June19
Mar20
June20


In thousand
Number of Pension and VGBL Participants
2,947
2,912
2,893
June19
Mar20
June20

Health


R$ million
326
181
359
666
540
6,263
6,686
6,408
12,414
13,094
2Q19
1Q20
2Q20
1H19
1H20
Net Written Premiums
Net Income

Note: It considers the companies Bradesco Saúde and Mediservice. For comparison purposes, effects of non-recurring events are not considered.

In the annual and quarter comparisons, the net income grew mainly by the improvement in claims ratio due to the reduction of elective procedures, which is influenced by the social distancing and by the growth in revenues, partially offset by the effect of the establishment of long-term provisions and the decrease in financial results, due to the behavior of the economic-financial ratios.

The portfolio of policyholders showed a slight increase in the annual comparison.

Number of Bradesco Saúde and Mediservice Policyholders


In thousand
3,586
3,643
3,622
139
132
130
3,447
3,511
3,492
June19
Mar20
June20
Company Health Plans
Individual Health Plans

Insurance, Pension Plans and Capitalization Bonds

Capitalization Bonds


R$ million
163
125
78
305
203
1,642
1,460
1,205
3,120
2,665
2Q19
1Q20
2Q20
1H19
1H20
Capitalization Bond Income
Net Income

In the annual and quarter comparisons, the net income decrease is due to the lower income (net of draws, redemptions and selling expenses) and the decrease in the financial income, due to the behavior of the economic-financial ratios.

We also highlight that we have maintained our leadership in this market, with a Market Share of 25.1% (SUSEP – May 2020).


In thousand
Number of Active Capitalization Bonds
2,711
2,733
2,633
22,712
21,574
19,706
7,301
7,465
7,231
15,411
14,109
12,475
June19
Mar20
June20
Active Capitalization Bonds
Active Drawing Right Assignment
Customers

Auto and Property & Casualty


R$ million
103
114
82
198
196
1,512
1,290
1,239
2,785
2,529
2Q19
1Q20
2Q20
1H19
1H20
Net Written Premiums
Net Income

In comparison with the 1Q20 and 2Q19, the net income decrease reflects the drop in revenues, the lower financial income, due to the behavior of the economic-financial ratios, offset by the improvement in claims ratio, influenced by the lower frequency of claims due to reduced urban traffic.


Number of Policyholders
In thousand
2,811
2,994
2,818
1,280
1,422
1,302
1,531
1,572
1,516
June19
Mar20
June20
Auto/Optional Third-Party Liability
P&C

Dynamics of the Insurance business in view of the adverse economic scenario

The 2Q20 was marked by the effects of the pandemic and of the social distancing measures that affect the dynamics of the economic activity and the normal flow of our channels and operations, which could not be different. We observed the even greater reduction of the basic interest rate and inflation at levels well below the other periods, with effects on the financial result, partially offset by the recovery of the performance of the stock market and interest curve, which favored the performance of the assets of greater risk.

Bradesco Saúde (Health) has extended the availability to its beneficiaries and created a call center with a team of doctors and nurses, working 24 hours, seven days a week, to provide guidance and clarification of doubts exclusively for suspected cases of COVID-19. For the cases of health care in person, a support network was created, by means of Meu Doutor Novamed, clinics of the Meu Doutor program and referenced clinics.

Bradesco Saúde (Health) and Mediservice also launched a series of online services and facilities for their beneficiaries, including the medical care of the network referenced by video, with different specialties available for remote appointments.

In addition, through the Bradesco Saúde app, the beneficiary may have appointments, scheduled or immediate, by video with the medical team of different specialties.

In both types of service modalities, it is possible to get prescriptions for medications, obtain request for examinations, receive certificates and referrals to other health services, all in digital format.

In Health, there was a reduction of elective procedures over the quarter, but with indications of reversal over the period, as a result of the resumption of activities and relaxation of the isolation measures in several cities. Despite the low visibility of projections regarding the future behavior of these events, it is estimated that its effects will tend to worsen in the coming periods.

In Auto insurance, the reduction of urban circulation pointed to a momentary decrease in the frequency of claims. The impacts on the sale of new vehicles have directed the commercial focus towards renewals. In addition, a series of measures have been taken, including simplification of processes and the spread payment of the policies. Now in the segment of Life Insurance, there is an increase of indemnifiable events associated with the pandemic. The differentiated scenario caused by the widely known COVID-19, has brought deep transformations that have impacted people and business. Regarding the business of the Company, some coverages not priced, as well as those imposed by the regulators, have been assessed by the Management envisaging, mainly, the measurement of value, which could become a cash outflow. The assessment was made taking into consideration the current scenario and analysis of trends known until now, whose estimate of R$747 million impacted the result of the quarter (R$361 million in the 1Q20).

Additionally, the dynamics of distribution channels is also undergoing adjustments due to the reduction of circulation.

We have had success with the expansion of the digital services that have demonstrated effectiveness in serving our clients, business partners and distribution network.

Fee and Commission Income

Below is the composition of fee and commission income in the respective periods:

R$ million	2Q20	1Q20	2Q19	1H20	1H19	Variation % 2Q20 x 1Q20	Variation % 2Q20 x 2Q19	Variation % 1H20 x 1H19	As of % 2Q20
Card Income	2,352	2,700	2,781	5,052	5,547	(12.9)	(15.4)	(8.9)	30.8
Checking Account	1,921	1,980	1,932	3,901	3,783	(3.0)	(0.6)	3.1	25.2
Asset Management	814	913	928	1,727	1,894	(10.8)	(12.3)	(8.8)	10.7
Loans Operations	657	721	755	1,378	1,481	(8.9)	(13.0)	(7.0)	8.6
Collections and Payments	621	659	632	1,280	1,273	(5.8)	(1.7)	0.5	8.1
Consortium Management	439	490	454	929	911	(10.4)	(3.3)	2.0	5.8
Custody and Brokerage Services	303	346	268	649	532	(12.4)	13.1	22.0	4.0
Underw riting / Financial Advisory Services	232	192	270	424	391	20.8	(14.1)	8.4	3.0
Other	287	282	260	569	542	1.8	10.4	5.0	3.8
Total	7,626	8,283	8,280	15,909	16,354	(7.9)	(7.9)	(2.7)	100.0
Business Days	61	62	62	123	123	(1)	(1)	-	-

Highlights

The reductions observed in the annual and quarter comparisons reflect the impact of the adverse economic scenario, which produced a negative effect in virtually all lines, especially in revenues resulting from the activities of cards, revenues with the asset management and loan operations, in addition to the lower number of working days. Below are some highlights that influence the results from fee and commission income in the periods:

- Card Income – the fall in periods reflects the impacts of the economic scenario, causing the fall in the volume traded, as well as the change in the profile of the purchases made, whose transactions with cards in this period has presented a higher concentration of spending in supermarkets, pharmacies and similar, whose revenues we checked are generally lower in relation to the establishments most impacted in the quarantine period.
- Checking Account – the impact on the comparisons of periods is observed by lesser use of unbundled services, effect of the adverse economic scenario, partially offset by the strengthening in the management of the portfolio of services, being a continuous process of improvement and expansion of the variety of products, which we seek to offer in an assertive way to clients. The number of account holders has been growing steadily.
- Asset Management – the variations in the periods are a result of the reduction of asset management fees, in line with market dynamics and interest rate scenario, and the rescue observed in the funds due to the economic scenario.
- Loan Operations – the drop in the periods is related to lower volumes of loan origination/contracting due to the current economic scenario, which was partly offset by higher revenues from guarantees provided.
- Collections and Payments – the variation of this line in the periods mainly reflects the lower revenues from tax collection that have been extended due to the current scenario, which reduced the number of processed documents. We emphasize that in all the comparative periods, the collection revenue from e-commerce has had a positive performance.
- Consortium Management – this line of revenue showed a growth of 2% in the semester compared to the same period of the previous year even with the impacts of the current crisis. Emphasis on sales to individuals originated on the mobile digital channels and Internet Banking, which totaled R$0.7 billion, strong performance in market niches, like the agribusiness and real estate, and sales in the digital channels to companies, which began in June 2020. With a comprehensive portfolio of products to meet all market segments, 106,470 clients were included in the first half with letters of credit paid to the sum of R$4.1 billion. Bradesco Consórcio (Consortium) continues as market leader.
- Custody and Brokerage Services – the positive variation in relation to the 2Q19 was observed due to the higher volumes traded, with emphasis on the performance obtained in transactions carried out through Ágora Corretora. In relation to the 1Q20, the variation is impacted by the lower number of working days.
- Underwriting/ Financial Advisory Services – the growth in the quarter is related to the increase in activity of the capital market.


Number of Transactions - Credit Cards
In million
555.1
578.5
417.1


Volume Traded - Credit Cards
R$ million
49,998
53,803
40,990
2Q19
1Q20
2Q20


Checking Account Holders
In million
28.1
28.3
28.8
29.2
29.6
30.1
30.7
31.3
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q


Number of Outstanding Consortium Quotas
In thousand
1,463
1,504
1,528
1,539
1,601
1,617
1,585
1,550
54 57 59 63 69 71 71 70
250 257 260 261 267 266 252 244
1,159 1,190 1,209 1,215 1,266 1,280 1,262 1,236
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q
Auto
Real Estate
Trucks


Assets under Custody
R$ billion
1,559
1,623
1,654
1,775
1,803
1,855
1,590
1,718
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q


Processed Documents
(Cash Management Solutions) (1)
In million
707
712
740
752
778
803
787
740
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q

(1) It includes billing and collection services, payments, and others.

Operating Expenses

Personnel and Administrative Expenses and Other Operating Expenses Net of Income

R$ million	2Q20	1Q20	2Q19	1H20	1H19	Variation % 2Q20 x 1Q20	Variation % 2Q20 x 2Q19	Variation % 1H20 x 1H19	As of % 2Q20
Personnel Expenses									
Structural	**4,198**	**4,289**	**4,169**	**8,487**	**8,258**	**(2.1)**	**0.7**	**2.8**	**36.6**
Payroll/Social Charges	3,027	3,074	2,987	6,101	5,904	(1.5)	1.3	3.3	26.4
Benefits	1,171	1,215	1,182	2,386	2,354	(3.6)	(0.9)	1.4	10.2
Non-Structural	**635**	**1,032**	**1,319**	**1,667**	**2,388**	**(38.5)**	**(51.9)**	**(30.2)**	**5.5**
Management and Employee Profit Sharing	452	778	731	1,230	1,426	(41.9)	(38.2)	(13.7)	3.9
Provision for Labor Claims	148	148	449	296	708	-	(67.0)	(58.2)	1.3
Training	21	34	53	55	87	(38.2)	(60.4)	(36.8)	0.2
Termination Costs	14	72	86	86	167	(80.6)	(83.7)	(48.5)	0.1
Total - Personnel Expenses	**4,833**	**5,321**	**5,488**	**10,154**	**10,646**	**(9.2)**	**(11.9)**	**(4.6)**	**42.2**
Administrative Expenses									
Outsourced Services	1,204	1,284	1,204	2,488	2,374	(6.2)	-	4.8	10.5
Depreciation and Amortization	799	799	753	1,598	1,475	-	6.1	8.3	7.0
Data Processing	631	511	597	1,142	1,218	23.5	5.7	(6.2)	5.5
Advertising and Marketing	269	291	337	560	632	(7.6)	(20.2)	(11.4)	2.3
Communication	360	404	439	764	880	(10.9)	(18.0)	(13.2)	3.1
Asset Maintenance	353	316	319	669	626	11.7	10.7	6.9	3.1
Rent	340	345	323	685	639	(1.4)	5.3	7.2	3.0
Financial System Services	237	273	253	510	519	(13.2)	(6.3)	(1.7)	2.1
Transportation	161	190	197	351	391	(15.3)	(18.3)	(10.2)	1.4
Security and Surveillance	186	185	186	371	370	0.5	-	0.3	1.6
Utilities (Water, Electricity and Gas)	91	112	114	203	236	(18.8)	(20.2)	(14.0)	0.8
Travel	15	53	63	68	131	(71.7)	(76.2)	(48.1)	0.1
Materials	37	40	48	77	96	(7.5)	(22.9)	(19.8)	0.3
Other	287	275	270	562	542	4.4	6.3	3.7	2.5
Total - Administrative Expenses	**4,970**	**5,078**	**5,103**	**10,048**	**10,129**	**(2.1)**	**(2.6)**	**(0.8)**	**43.4**
Subtotal Expenses (Personnel + Administrative)	**9,803**	**10,399**	**10,591**	**20,202**	**20,775**	**(5.7)**	**(7.4)**	**(2.8)**	**85.5**
Other Operating Expenses Net of Revenue									
Expenses with Marketing of Cards	395	662	578	1,057	1,114	(40.3)	(31.7)	(5.1)	3.4
Civil and Tax Contingencies	163	67	404	230	521	143.3	(59.7)	(55.9)	1.4
Claims	102	93	125	195	222	9.7	(18.5)	(12.2)	0.9
Other	996	536	425	1,532	1,300	85.8	134.4	17.8	8.7
Total - Other Operating Expenses Net of Revenue	**1,656**	**1,358**	**1,532**	**3,014**	**3,157**	**21.9**	**8.1**	**(4.5)**	**14.5**
Total Operating Expenses	**11,459**	**11,757**	**12,123**	**23,216**	**23,932**	**(2.5)**	**(5.5)**	**(3.0)**	**100.0**
Customer Service Points (in units)	**81,764**	**81,130**	**78,513**	**81,764**	**78,513**	**634**	**3,251**	**3,251**	**-**



2014
2015
2016
2017
Mar18
June18
Sept18
Dec18
Mar19
June19
Sept19
Dec19
Mar20
June20
95,520
92,861
108,793
98,808
97,593
97,683
98,159
98,605
99,156
99,198
99,272
97,329
97,234
96,787
4,659
4,507
5,314
4,749
4,708
4,700
4,652
4,617
4,594
4,581
4,567
4,478
4,400
4,167
Employees
Branches

Personnel Expenses – Despite the effect of the collective bargaining agreement, whose readjustment was of 4.3%, the structural part (payroll/social charges and benefits) increased only 0.7% when compared to 2Q19, reflecting, in part, the benefits captured by the Voluntary Severance Program 2019 - PDV. In comparison with the 1Q20, the reduction is related to the lower expenses with profit sharing, influenced by the income reduction in view of the current economic scenario. Furthermore, in relation to the periods of the previous year, there has been a reduction in expenditure on provision for labor claims.

Administrative Expenses – It declined in all comparative periods, with lower expenses in most lines, reflecting the actions of the Management to maintain a strict cost control and improving operational efficiency, considering the higher investments in technology and infrastructure. It is noteworthy that the inflation in 12 months measured by the IPCA and the IGP-M was 2.1% and 7.3%, respectively.

Other Operating Expenses, Net of Income – The increase of other operating income, net of income in the quarter reflects the strengthening of provisions related to the current economic scenario in insurance, pension plans and capitalization bonds, in the amount of R$747 million (R$361 million in the 1Q20), and the higher expenses with the constitution of operational provisions (both civil and tax), which was partially offset by lower expenses with the marketing of cards.

Additional Information

Basel Ratio

The ratio increase in relation to March 2020 is related to the internal generation of capital (net income), lower prudential adjustments and the improvement of the mark to market of our securities available for sale.

It is noteworthy that, from April 1, 2020, the minimum required capital was 8.25% for tier I capital and 6.75% for the common equity, according to Resolution No. 4,783/20.



16.8% 17.8% 18.1% 18.6% 18.1% 16.5% 13.9% 15.0%
12.2% 13.7% 14.4% 15.0% 14.7% 13.3% 11.4% 12.5%
0.8% 1.4% 1.4% 1.4% 1.3% 1.3% 1.1% 1.1%
11.4% 12.3% 13.0% 13.7% 13.4% 12.0% 10.3% 11.5%
4.5% 4.2% 3.7% 3.6% 3.4% 3.2% 2.5% 2.5%
Sept18 Dec Mar19 June Sept Dec Mar20 June
Tier I
Tier II
Total Ratio
Tier II
Common Equity
Additional Capital



%
Changes in the Tier I Ratio in the quarter
11.4
1.1
10.3
0.4
1.0
(0.1)
(0.2)
12.5
1.1
11.5
Limits 2020 (1)
8.25% Tier I
6.75% Common Equity
Mar20
Net Income 2Q20
MTM of Securities and Prudential Adjustments
Interest on Shareholders' Equity
Weighted Assets
June20
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, added to the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15. It is noteworthy that, from April 1, 2020, the minimum required capital shall be 8.25% for tier I capital and 6.75% for the common equity, according to Resolution No. 4,783/20.

Selected Information – History

R$ million Income Statement for the Period	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18
Recurring Net Income	3,873	3,753	6,645	6,542	6,462	6,238	5,830	5,471
Net Interest Income	16,684	14,499	15,428	14,773	14,468	14,087	14,774	13,953
Clients Portion	13,163	12,964	12,983	12,503	12,185	11,960	11,884	11,887
Net Clients Portion of Expanded ALL	4,273	6,256	9,002	9,167	8,698	8,356	8,098	8,344
Expanded ALL	(8,890)	(6,708)	(3,981)	(3,336)	(3,487)	(3,604)	(3,786)	(3,543)
Fee and Commission Income	7,626	8,283	8,829	8,423	8,280	8,074	8,434	8,123
Operating Expenses	(11,459)	(11,757)	(12,660)	(12,434)	(12,123)	(11,809)	(10,619)	(10,099)
Income from Insurance, Pension Plans and Capitalization Bonds	3,778	2,931	3,900	3,473	3,594	3,826	3,542	3,231
Statement of Financial Position								
Total Assets	1,571,407	1,486,358	1,409,305	1,404,664	1,412,294	1,388,429	1,386,010	1,356,748
Securities	669,338	656,719	657,504	649,080	650,112	630,310	658,501	634,066
Expanded Loans Portfolio	661,115	655,094	623,044	593,474	575,302	559,820	542,741	534,957
- Individuals	236,004	239,214	233,079	222,036	210,103	200,198	193,835	186,177
- Companies	425,111	415,880	389,966	371,438	365,198	359,622	348,905	348,780
Allowance for Loan Losses (ALL)	(43,209)	(40,466)	(36,796)	(36,142)	(36,860)	(36,987)	(35,084)	(35,237)
Total Deposits	495,873	402,205	368,948	338,911	332,074	326,674	342,879	319,375
Technical Provisions	274,861	272,257	274,765	269,675	265,241	261,106	258,755	254,653
Shareholders' Equity	135,134	129,548	133,723	138,313	133,636	126,674	121,121	115,670
Assets under Management	2,364,472	2,252,994	2,259,133	2,255,680	2,231,331	2,205,050	2,181,893	2,127,243
Performance Indicators (%)								
Recurring Net Income per Share - R$ (1) (2)	2.36	2.65	2.93	2.84	2.72	2.57	2.44	2.33
Book Value per Common and Preferred Share - R$ (2)	15.29	14.66	15.13	15.65	15.12	14.34	13.71	13.09
Annualized Return on Average Equity (3) (4)	11.8	11.7	20.6	20.5	20.6	20.5	19.0	18.7
Annualized Return on Average Assets (4)	1.0	1.0	1.8	1.8	1.8	1.8	1.6	1.6
Fixed Asset Ratio	32.6	35.5	38.3	33.7	34.4	35.3	36.3	38.0
Combined Ratio - Insurance (5)	74.5	83.6	84.2	84.4	84.5	80.3	80.8	84.1
Efficiency Ratio (ER) (1) (6)	47.8	49.1	49.0	49.5	49.4	49.5	49.6	49.3
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (1)	77.8	77.9	77.8	78.1	79.3	80.4	81.0	81.0
Market Capitalization - R$ million (7)	175,191	158,941	282,075	261,708	285,870	270,349	242,606	182,110
Loan Portfolio Quality (Bacen) - %								
ALL / Loan Portfolio	9.0	8.5	8.1	8.2	8.6	8.8	8.6	8.8
Non-performing Loans (> 60 days / Loan Portfolio)	3.6	4.6	4.2	4.3	4.1	4.0	4.3	4.4
Delinquency Ratio (> 90 days / Loan Portfolio)	3.0	3.7	3.3	3.6	3.2	3.3	3.5	3.6
Coverage Ratio (> 90 days)	299.5	227.9	244.9	225.5	267.2	269.2	245.3	243.4
Coverage Ratio (> 60 days)	249.8	184.2	193.6	188.5	209.3	220.2	201.6	200.9
Operating Limits %								
Basel Ratio - Total	15.0	13.9	16.5	18.1	18.6	18.1	17.8	16.8
Tier I Capital	12.5	11.4	13.3	14.7	15.0	14.4	13.7	12.2
- Common Equity	11.5	10.3	12.0	13.4	13.7	13.0	12.3	11.4
- Additional Capital	1.1	1.1	1.3	1.3	1.4	1.4	1.4	0.8
Tier II Capital	2.5	2.5	3.2	3.4	3.6	3.7	4.2	4.5

(1) In the last 12 months;
(2) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;
(3) Excluding adjustments of Equity Evaluation recorded under Shareholders' Equity;
(4) Year-to-Date Recurring Net Income;
(5) It excludes additional reserves;
(6) ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and
(7) Number of shares (excluding treasury shares) vs. the closing price for common and preferred shares on the period's last trading day.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial(1) *vs.* Recurring(3)

2Q20 x 1Q20

R$ million	Second Quarter of 2020 – Managerial Income Statement (1)	Second Quarter of 2020 – Reclassifications (2)	Second Quarter of 2020 – Non-Recurring Events	Second Quarter of 2020 – Recurring Income Statement (3)	First Quarter of 2020 – Managerial Income Statement (1)	First Quarter of 2020 – Reclassifications (2)	First Quarter of 2020 – Non-Recurring Events	First Quarter of 2020 – Recurring Income Statement (3)
Net Interest Income	14,355	2,329	-	16,684	976	13,523	-	14,499
Expanded ALL	(8,190)	(700)	-	(8,890)	(7,375)	667	-	(6,708)
Gross Income from Financial Intermediation	6,165	1,629	-	7,794	(6,399)	14,190	-	7,791
Income from Insurance, Pension Plans and Capitalization Bonds	2,946	832	-	3,778	2,186	745	-	2,931
Fee and Commission Income	7,542	84	-	7,626	8,211	72	-	8,283
Personnel Expenses	(4,685)	(148)	-	(4,833)	(5,177)	(144)	-	(5,321)
Other Administrative Expenses	(4,971)	1	-	(4,970)	(5,165)	87	-	(5,078)
Tax Expenses	(1,535)	(475)	-	(2,010)	(1,037)	(876)	-	(1,913)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	(25)	-	-	(25)	62	-	-	62
Other Operating Income / Expenses	(4,390)	2,367	367	(1,656)	(3,216)	1,487	371	(1,358)
Operating Income	1,047	4,290	367	5,704	(10,535)	15,561	371	5,397
Non-Operating Income	(69)	43	-	(26)	6	6	-	12
Income Tax / Social Contribution and Non-controlling Interest	2,528	(4,333)	-	(1,805)	13,911	(15,567)	-	(1,656)
Net Income	3,506	-	367	3,873	3,382	-	371	3,753

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;

(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$4,903 million in the 2Q20 and R$15,815 million in the 1Q20; and in the 2Q20 includes the reallocation, in the amount of R$550 million on the Net Interest Income and Expanded ALL items, related to the effects of the operation for the sale of financial assets (loan assignment); and

(3) It refers to Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial[(1)] *vs.* Recurring[(3)]

1H20 x 1H19

R$ million	First Semester of 2020 Managerial Income Statement [(1)]	Reclassifications [(2)]	Non-Recurring Events	Recurring Income Statement [(3)]	First Semester of 2019 Managerial Income Statement [(1)]	Reclassifications [(2)]	Non-Recurring Events	Recurring Income Statement [(3)]
Net Interest Income	**15,331**	**15,852**	-	**31,183**	**37,248**	**(8,693)**	-	**28,555**
Expanded ALL	(15,565)	(33)	-	(15,598)	(10,641)	3,550	-	(7,091)
Gross Income from Financial Intermediation	**(234)**	**15,819**	-	**15,585**	**26,607**	**(5,143)**	-	**21,464**
Income from Insurance, Pension Plans and Capitalization Bonds	5,132	1,577	-	6,709	4,557	2,863	-	7,420
Fee and Commission Income	15,753	156	-	15,909	16,217	137	-	16,354
Personnel Expenses	(9,862)	(292)	-	(10,154)	(9,946)	(700)	-	(10,646)
Other Administrative Expenses	(10,136)	88	-	(10,048)	(10,129)	-	-	(10,129)
Tax Expenses	(2,572)	(1,351)	-	(3,923)	(3,573)	54	-	(3,519)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	37	-	-	37	129	-	-	129
Other Operating Income / Expenses	(7,606)	3,854	738	(3,014)	(7,597)	3,542	898	(3,157)
Operating Income	**(9,488)**	**19,851**	**738**	**11,101**	**16,265**	**753**	**898**	**17,916**
Non-Operating Income	(63)	49	-	(14)	(292)	327	-	35
Income Tax / Social Contribution and Non-controlling Interest	16,439	(19,900)	-	(3,461)	(4,111)	(1,080)	(60)	(5,251)
Net Income	**6,888**	-	**738**	**7,626**	**11,862**	-	**838**	**12,700**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;

(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$20,718 million in the 1H20 and R$(494) million in the 1H19; and in the 1H20 includes the reallocation, in the amount of R$550 million on the Net Interest Income and Expanded ALL items, related to the effects of the operation for the sale of financial assets (loan assignment). As of 1Q20, it includes new managerial reclassifications due to the implementation of Circular No. 3,959/19, which does not change the composition of the recurring statement of income; and

(3) It refers to Managerial Statement of Income[(1)] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Balance Sheet (1) – Consolidated

In order to gradually reduce the asymmetry of the disclosure of financial statements between the accounting standard set forth in COSIF in connection with international standards (IFRS), the Central Bank of Brazil, through CMN Resolution No. 4,720/19, regulated new procedures for preparation and disclosure of financial statements and, through Circular No. 3,959/19, established the guidelines that will be applied from January 1, 2020. Among the main changes implemented were those listed below: the new structure and Balance Sheet accounts that are presented in order of liquidity and collectability.

R$ million	June20	Mar20	June19	Variation % June20 x Mar20	Variation % June20 x June19
Assets					
Cash and cash equivalents	161,902	93,947	109,447	72.3	47.9
Financial instruments	1,308,844	1,292,469	1,229,654	1.3	6.4
Funds available	15,836	19,046	12,141	(16.9)	30.4
Interbank Investments	80,972	65,896	86,862	22.9	(6.8)
Deposits with the Brazilian Central Bank	641,649	631,004	626,587	1.7	2.4
Derivative Financial instruments	27,689	25,715	23,525	7.7	17.7
Loans	421,795	405,932	361,389	3.9	16.7
Other financial instruments	120,903	144,876	119,150	(16.5)	1.5
Leases	2,983	2,956	2,438	0.9	22.4
Provision for Expected Credit Loss Associated with Credit Risk	(43,209)	(40,466)	(36,861)	6.8	17.2
Loans Operations	(40,707)	(36,763)	(34,752)	10.7	17.1
Leases	(108)	(149)	(149)	(27.5)	(27.5)
Other Credits	(2,394)	(3,554)	(1,960)	(32.6)	22.1
Deferred tax assets	89,823	85,168	56,510	5.5	59.0
Investments in associates and Jointly Controlled Entities	1,212	1,891	1,966	(35.9)	(38.4)
Premises and equipment	21,580	21,310	19,119	1.3	12.9
Intangible	38,377	37,461	36,562	2.4	5.0
Depreciation and Amortization	(34,609)	(32,977)	(28,836)	4.9	20.0
Property and equipment	(11,456)	(10,968)	(9,874)	4.4	16.0
Intangible	(23,153)	(22,009)	(18,962)	5.2	22.1
Other assets	27,181	26,937	24,244	0.9	12.1
Provisions for Impairment of Assets	(2,677)	(2,338)	(1,949)	14.5	37.4
Total	1,571,407	1,486,358	1,412,294	5.7	11.3
Liabilities					
Deposits and Other Financial Instruments	1,084,595	1,013,847	942,762	7.0	15.0
Deposits from banks	293,042	294,878	309,924	(0.6)	(5.4)
Deposits from customers	493,571	399,776	330,367	23.5	49.4
Funds from Issuance of Securities	161,704	172,560	163,190	(6.3)	(0.9)
Subordinated debt	53,537	52,234	54,518	2.5	(1.8)
Derivative financial instruments	20,193	22,483	24,809	(10.2)	(18.6)
Other liabilities	62,548	71,916	59,954	(13.0)	4.3
Provision	312,224	308,003	295,694	1.4	5.6
Insurance technical provisions and pension plans	274,861	272,257	265,241	1.0	3.6
Other reserves	37,363	35,746	30,453	4.5	22.7
Deferred income tax	7,536	5,174	7,161	45.7	5.2
Other liabilities	30,066	27,959	31,261	7.5	(3.8)
Total liabilities	1,434,421	1,354,983	1,276,878	5.9	12.3
Shareholders' Equity					
Shareholders' Equity Attributed to Controlling Shareholders	135,134	129,548	133,636	4.3	1.1
Non-controlling interest	1,852	1,827	1,780	1.4	4.0
Shareholders' Equity Total	136,986	131,375	135,416	4.3	1.2
Total	1,571,407	1,486,358	1,412,294	5.7	11.3

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report.

(This page has been left blank intentionally)

Additional Information

Return to Shareholders

Main Indicators

Price/Earnings Ratio: It indicates the possible number of years which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Earnings Ratio (P/E ratio) [(1)]


8.8
11.3
11.9
11.9
10.4
10.9
6.8
8.4
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June

Price to Book Ratio: It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.

Price to Book Ratio (P/B ratio)


1.6
2.0
2.1
2.1
1.9
2.1
1.2
1.3
Sept18
Dec
Mar19
June
Sept
Dec
Mar20
June

Dividend Yield: The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the profit sharing.


Dividend Yield (2) (3) - %
4.1
3.0
2.7
2.6
3.0
5.5
10.0
9.2
3Q18
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout / Dividends and Interest on Shareholders' Equity


37.0%
32.2%
6,035
48.7%
41.4%
6,976
51.7%
44.0%
7,204
40.3%
34.2%
7,299
73.9%
68.8%
15,863
35.3%
30.0%
2,310
12M15
12M16
12M17
12M18
12M19
1H20
Dividends/Interest on Shareholders' Equity (1) - Gross in R$ million
Net Payout (2) - 12 months
Gross Payout (2) - 12 months

(1) In 12M19, it considers R$8.0 billion extraordinary dividends paid on October 23, 2019; and

(2) Calculated on the basis of the book net income after adjustment on legal reserves.

Recommendation of Market Analysts – Preferred Shares – BBDC4


Buy
91.7%
Keep
8.3%

Bradesco Shares

Share and ADR Performance (1)

In R$ (unless otherwise stated)	2Q20	1Q20	1H20	1H19	Variation % 2Q20 x 1Q20	Variation % 1H20 x 1H19
Recurring Net Income per Share	0.44	0.42	0.86	1.44	3.2	(40.0)
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.10	0.11	0.21	0.38	(6.0)	(44.5)
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.11	0.12	0.23	0.42	(6.0)	(44.5)

In R$ (unless otherwise stated)	June20	Mar20	June20	June19	Variation % June20 x Mar20	Variation % June20 x June19
Book Value per Common and Preferred Share	15.29	14.66	15.29	15.12	4.3	1.1
Last Trading Day Price – Common Shares	18.96	17.10	18.96	30.41	10.9	(37.7)
Last Trading Day Price – Preferred Shares	20.70	18.88	20.70	34.31	9.6	(39.7)
Last Trading Day Price – Common share ADR (US$)	3.48	3.25	3.48	8.10	7.2	(57.0)
Last Trading Day Price – Preferred share ADR (US$)	3.81	3.69	3.81	8.93	3.2	(57.3)
Market Capitalization (R$ million) (2)	175,191	158,941	175,191	285,870	10.2	(38.7)

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume


R$ million
470
155
315
505
193
312
511
233
278
531
292
239
622
326
296
647
320
327
704
352
352
684
354
330
928
522
406
1,223
734
489
1,501
1,008
493
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
June20
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and
(2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


Base 100
242
139
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
June20
BBDC4
Ibovespa

Number of Shareholders – Domiciled in Brazil and Abroad


As % of Investors (%)
0.2
5.4
June20
94.4
Ownership of Capital (%)
22.5
31.3
June20
46.2
Domiciled Abroad
Companies
Individuals

Additional Information

Service Channels and Clients

	June20	Mar20	June19	Variation June20 x Mar20	Variation June20 x June19
Structural Information - Units					
Customer Service Points	81,764	81,130	78,513	634	3,251
- Branches	4,167	4,400	4,581	(233)	(414)
- PAs	4,300	4,091	3,882	209	418
- PAEs	877	897	901	(20)	(24)
- Banco24Horas Network	14,696	14,263	13,718	433	978
- Bradesco Expresso (Correspondent Banks)	40,835	40,483	39,507	352	1,328
- Bradesco Financiamentos	16,817	16,924	15,851	(107)	966
- Losango	58	58	60	-	(2)
- Branches, Subsidiaries and Representation Office, Abroad	14	14	13	-	1
ATMs	56,169	56,634	57,611	(465)	(1,442)
- Onsite Network - Bradesco	32,746	33,326	34,507	(580)	(1,761)
- Banco24Horas Network	23,423	23,308	23,104	115	319
Employees	96,787	97,234	99,198	(447)	(2,411)
Outsourced Employees and Interns	14,284	14,589	14,972	(305)	(688)
Customers - In millions					
Total Customers [(1)]	69.5	70.0	71.1	(0.5)	(2)
Account Holders [(2)]	31.3	30.7	29.2	0.6	2
Savings Accounts	64.6	61.3	60.1	3.3	4
Insurance Group [(1)]	29.2	28.9	27.9	0.3	1
Policyholders	45.8	47.0	46.8	(1.2)	(1)
Pension Plan Participants	2.9	2.9	2.9	-	-
Capitalization Bond Customers	2.6	2.7	2.7	(0.1)	(0)
Bradesco Financiamentos	1.2	1.3	1.3	(0.1)	(0)

(1) It excludes overlap of clients; and
(2) It includes salary account.

Market Share of the Branches

Region	June20 Bradesco	June20 Market Share	Mar20 Bradesco	Mar20 Market Share	June19 Bradesco	June19 Market Share
North	249	23.0%	255	23.3%	260	23.6%
Northeast	795	25.0%	820	25.4%	843	25.3%
Midwest	335	21.0%	364	22.2%	375	22.3%
Southeast	2,165	22.6%	2,289	22.9%	2,387	22.8%
South	623	17.4%	672	18.3%	716	19.1%
Total	**4,167**	**21.9%**	**4,400**	**22.4%**	**4,581**	**22.5%**

Additional Information

Market Share in relation to the Market – %

	June20	Mar20	June19
Bacen			
Bank			
Demand Deposits	N/A	10.3	11.5
Savings Deposits	N/A	13.1	13.4
Time Deposits	N/A	14.6	13.1
Loans	12.2	12.2	12.0
Loans - Private Institutions	23.0	22.9	23.8
Loans - Vehicles Individuals (CDC + Leasing)	13.5	14.0	14.1
Payroll-Deductible Loans	16.4	16.5	16.0
Social Security Institute (INSS)/Dataprev	21.2	21.2	20.4
Private Sector	16.0	16.4	16.3
Public Sector	13.4	13.5	13.0
Real Estate Financing	8.4	8.2	8.4
Consortia			
Real Estate	25.2 (1)	25.4	27.7
Auto	33.0 (1)	32.8	32.6
Trucks, Tractors and Agricultural Implements	20.1 (1)	20.1	19.4
Internacional Area			
Export Market	18.4	19.3	21.2
Import Market	16.7	17.5	22.7
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	24.6 (1)	24.4	24.3
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.4 (1)	24.1	23.8
Life/Personal Accident Insurance Premiums	19.4 (1)	19.4	19.9
Auto/P&C Insurance Premiums	7.3 (1)	7.2	7.9
Auto/Optional Third-Party Liability Insurance Premiums	11.2 (1)	10.6	11.5
Health Insurance Premiums	53.0 (1)(2)	53.4	51.9
Income from Pension Plan Contributions (excluding VGBL)	27.6 (1)	27.8	29.2
Capitalization Bond Income	25.1 (1)	26.0	27.3
Technical provisions for insurance, pension plans and capitalization bonds	24.0 (1)	24.2	24.8
Income from VGBL Premiums	23.3 (1)	22.7	22.7
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	28.1 (1)	28.3	26.0
Pension Plan Investment Portfolios (including VGBL)	24.9 (1)	25.0	25.7
Anbima			
Investment Funds and Managed Portfolios	17.9	18.2	19.8
Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	32.1	32	31.8
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	24.7	20.3

(1) Reference Date: May 2020;
(2) Projected market; and
N/A – Not available.

Additional Information

Ratings

Fitch Ratings [2]

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody's Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global [1] / **Austin Rating**

S&P Global – Global Scale - Issuer Credit Rating				S&P Global – National Scale		Austin Rating – National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

(1) In April 2020, there was a review from the perspective of the ratings on a global scale of Bradesco from positive to stable, following the same review from the perspective on the rating of Brazil (sovereign). On the same occasion, the ratings of global scale were reaffirmed.

(2) In May 2020, there was a review from the perspective of the long-term ratings on an international scale of Bradesco from stable to negative, following the same review from the perspective on the rating of Brazil (sovereign). On the same occasion, all the ratings were affirmed.

Risk Management

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide the dissemination of the risk culture to all the employees at every level of the Organization, from business areas to the Board of Directors.

Our risk and capital management structures have policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes, and systems, as well as the extent of its exposure to risk. They also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making. The most notable amongst these are: the Integrated Risk Management and Capital Allocation Committee, which aims to advise the Board of Directors on the fulfillment of its duties related to the management policy and to the risk exposure limits policy and assure within our scope the fulfillment of the processes, policies, related rules, and regulations and laws applicable to our Organization; and the Risk Committee, whose main purpose is to assess the structure of our risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and control of risks, capital, internal controls and compliance.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website (bradescori.com.br – Notice to the Market – Risk Management).

Capital Management

We have a department responsible for Capital Management, subordinated to the Controllership Department, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this governance comprises Commissions, Executive Committees and Non-Statutory Committees who assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives that we have defined.

With the implementation of the Capital Management structure, an internal assessment system was established for capital adequacy (ICAAP), containing the capital plan, which is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital and liquidity to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market share and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

We have a recovery plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency and the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (No. 4,502/16), available on the Investor Relations website at bradescori.com.br.

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15, amended by CNSP Resolutions No. 360/17, and No. 368/18, sets out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 209/09, amended by Normative Resolution No. 373/15, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Solvency Margin (SM).

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in May 2020 amounted to R$12.4 billion.

Basel Ratio

The table below shows the historical composition of the Regulatory Capital, of the Risk Weighted Assets and of the Basel Ratio.

	Basel III Prudential Conglomerate							
R$ million	June20	Mar20	Dec19	Sept19	June19	Mar19	Dec18	Sept18
Calculation Basis								
Regulatory Capital	131,612	120,212	125,275	134,334	130,808	123,412	117,940	110,141
Tier I	109,692	98,451	100,832	108,818	105,448	98,370	90,322	80,344
Common Equity	100,328	89,172	91,272	99,031	95,843	88,944	81,090	75,036
Shareholders' Equity	135,134	129,548	133,723	138,313	133,636	126,674	121,121	115,670
Non-controlling/Other	427	199	106	230	163	152	170	108
Phase-in arrangements provided for Resolution No 4,192/13	(35,232)	(40,575)	(42,558)	(39,512)	(37,956)	(37,883)	(40,200)	(40,742)
Additional Capital [(1)]	9,363	9,278	9,560	9,787	9,605	9,427	9,232	5,308
Tier II	21,920	21,761	24,444	25,516	25,359	25,042	27,618	29,797
Subordinated Debt (according to Resolution No. 4,192/13)	20,665	20,559	21,324	22,280	22,363	21,988	22,417	23,212
Subordinated Debt (before Resolution No 4,192/13)	1,255	1,202	3,119	3,236	2,996	3,054	5,201	6,585
Risk-Weighted Assets (RWA)	**875,011**	**863,208**	**759,051**	**740,183**	**701,776**	**682,635**	**661,616**	**656,301**
Credit Risk	786,300	781,319	680,908	659,401	632,615	612,394	598,058	590,790
Operational Risk	63,720	63,720	64,572	64,572	57,494	57,494	53,151	53,151
Market Risk	24,990	18,169	13,571	16,210	11,668	12,747	10,407	12,360
Total Ratio	**15.0%**	**13.9%**	**16.5%**	**18.1%**	**18.6%**	**18.1%**	**17.8%**	**16.8%**
Tier I Capital	12.5%	11.4%	13.3%	14.7%	15.0%	14.4%	13.7%	12.2%
Common Equity	11.5%	10.3%	12.0%	13.4%	13.7%	13.0%	12.3%	11.4%
Additional Capital	1.1%	1.1%	1.3%	1.3%	1.4%	1.4%	1.4%	0.8%
Tier II Capital	2.5%	2.5%	3.2%	3.4%	3.6%	3.7%	4.2%	4.5%
Subordinated Debt (according to Resolution No. 4,192/13)	2.4%	2.4%	2.8%	3.0%	3.2%	3.2%	3.4%	3.5%
Subordinated Debt (before Resolution No 4,192/13)	0.1%	0.1%	0.4%	0.4%	0.4%	0.4%	0.8%	1.0%

(1) It includes subordinated perpetual debts issued in the 4Q18, in the amount of R$4.2 billion, that were approved and authorized by the Central Bank of Brazil.

Corporate Governance

The Annual Shareholders' Meeting is the highest body of our governance and in it the members of the Board of Directors and Fiscal Council are elected. Our Board of Directors is composed of ten members, two of which are independent and responsible for establishing the corporate strategy and policies that guide the Organization, in addition to supervising and monitoring the strategies assigned to the Statutory Board of Executive Officers. There should be no cumulative fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws.

The Board is advised by seven Committees: a) statutory: (i) Audit; and (ii) Remuneration; and b) non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation; (vi) Sustainability and Diversity; and (vii) Succession and Appointment. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body, we have the Fiscal Council, which has been operating continuously since 2015 and monitors the activities of the Management, composed of five effective members and their respective alternates, annually elected by shareholders – two of the effective members and their respective alternates are elected by minority shareholders. Besides the Fiscal Council, we are submitted to an Audit Committee and an Internal Audit, both of which report to the Board of Directors.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our Corporate Governance practices attest to the commitment with the generation of values for shareholders, employees and for society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance Section).

Compliance, Ethics and Integrity

The Compliance, Ethics and Integrity Programs include our managers, employees, interns, apprentices, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization and guide their daily interactions and decisions, eliciting our standards of conduct and ethics principles.

These principles are supported by codes, policies, standards, procedures, training programs for professionals and controls and seek to promptly detect any actions considered as violations of the Code of Ethical Conduct and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

These control mechanisms are objects of evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, and are supported by Committees subordinated to the Board of Directors, such as Integrity and Ethical Conduct, Integrated Risk Management and Capital Allocation.

Investor Relations area – IR

The market relations area is responsible for disseminating the information regarding the financial economic performance of the Organization, as well as its governance structure, policies and practices. All this information is available on the website bradescori.com.br, among them, the Economic and Financial Analysis Report, which provides an accurate analysis about the corporate accounting, and Bradesco's Integrated Report – Complementary Version available in June 2020, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, show a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, institutional videos with messages from the Organization's Executives, company presentations, calendar of events, regulatory forms, among other corporate information are available on the IR website.

Due to the scenario provoked by the pandemic of the COVID-19, a teleconference was held in April 2020 to speak about our positioning and the measures adopted by management to face the current moment due to the Coronavirus.

Additionally, the market relations area has been working completely remotely and maintaining a constant dialog with the market: in the second quarter of 2020, we interacted with 766 national and international investors of 611 different funds through conference calls and we also took part in three online international conferences, totaling 34 meetings, with the presence of 100 investors from 82 institutional funds.

Social Actions

COVID-19 pandemic

The Organization is contributing actively to overcome this pandemic, taking care of employees and clients as well as intensifying the commitment with society. In the first chapter of this report, we present a series of actions taken to combat the pandemic. For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus.

Fundação Bradesco

With a broad social and educational program in place for 63 years, Fundação Bradesco operates 40 own schools across Brazil. In 2020, a budget preview of R$794 million will benefit an estimated 84,588 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), in Education for Young People and Adults and in the Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, the students enrolled in the Basic Education system, numbering over 42 thousand, also will receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), the forecast is to benefit 3,5 million students through the e-learning portal "*Escola Virtual*" (Virtual School). These students will conclude at least one of the various courses offered in the program, and another 12,447 students will be benefited from projects and initiatives carried out in partnership with the *Educa+Ação* and from courses and educational and information technology lectures.

Sustainability

Sustainability is among the strategic drivers of the Organization. The management of environmental, social and governance ("ESG" or "ASG", in the acronym in Portuguese) issues is fundamental to our survival and growth in a context that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, clients and the society, we also contribute to the sustainable development of the country.

Considering the main challenges and trends on the subject, our sustainability strategy is structured in six pillars: **Sustainable Business:** The goal is to expand the supply of products and services that promote a more inclusive society and support clients in the transition to a more sustainable economy; **Climate Change:** To ensure that our businesses are prepared for the challenges of climate change, we seek a continuous improvement in business management and strategic reviews, in addition to greater transparency in relation to the climatic impacts on the Organization; **Customer Relationships:** We aim to serve the customer with excellence, constantly improving the way we serve them, in order to understand their needs and support the achievement of their goals; **Diversity:** Bradesco seeks to welcome and promote diversity among its employees and clients. The goal is to attract and retain talents, expand the access to career opportunities and adequately serve an increasing range of client profiles; **Innovation:** Through guiding our strength of innovation – already present in the DNA and in the practices of Bradesco – toward sustainability, we have the potential to bring about positive changes for the business and for the relationship with clients; and **Private Social Investment:** As one of the largest private donors in Brazil, we seek to maximize the management of outcomes and impacts of Bradesco's social investment.

Our commitment to sustainability is also reinforced in the establishment of dialogs with various stakeholders and through adherence to incorporate initiatives and voluntary commitments, such as: Global Compact Initiatives, Sustainable Development Goals (SDGs), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Businesses for the Climate (EPC), Women's Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), among others.

The main decisions and monitoring of the sustainability strategy are conducted by the Sustainability and Diversity Committee which meets quarterly and has members of the Board of Directors and of the Board of Executive Officers, including the Chief Executive Officer. The Committee is advised by the Sustainability Committee, composed by officers and managers from several areas.

At the end of 2019, as well as in the first half of 2020, we had advances in our ESG performance, being recognized by indexes of stock exchanges and specialized rating agencies. For the 14th time, we are present in the Dow Jones Sustainability Indices (DJSI), in the World and Emerging Markets portfolios. Moreover, for the second consecutive year, we were recognized in the Silver category in "The Sustainability Yearbook 2020", from S&P Global, which positions us as the Brazilian private bank with the best performance as well as features us among the 5% of the financial institutions with the best global evaluation.

Climate Strategy and Governance – We announced four central objectives of our participation regarding the theme of climate change: (i) reduce and mitigate the carbon generated by our operations and manage the exposure of our structures to climate-related risks; (ii) offer financial solutions that promote the lowest generation of carbon and with climate resilience; (iii) integrate the risk assessment and climate-related opportunities in the management of business; and (iv) promote the engagement and awareness on the theme with stakeholders. Climate governance involves the operational, executive and strategic levels, with the participation of the Board of Directors.

Transparency and Disclosure – In the last year, we advanced in the reporting of our ESG performance, highlighting the alignment with the guidelines of the SASB (Sustainability Accounting Standards Board) and TCFD (Task-force on Climate-related Financial Disclosures). For more information, please check the Bradesco's 2019 Integrated Report (supplementary version) available on the Investor Relations website (bradescori.com.br).

Plano Amazônia (Amazon Plan) – In July, Bradesco, Itaú and Santander united to launch an integrated plan with 10 concrete measures to foster the sustainable development of the Amazon. Among the actions that will be part of the plan, are: Stimulus to sustainable networks (e.g. cocoa, açai berries, Brazil nuts); Investments in basic infrastructure in the region (e.g. energy, internet, housing, sanitation, water transport); Fostering of a market for assets and financial instruments of green ballast; Investments and partnerships to drive the bioeconomics; Support to local players and leaderships that promote the socioeconomic development of the region.

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Independent Auditor's Report

Independent Reasonable Assurance Report on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To
Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were contracted by Banco Bradesco S.A. ("Bradesco") to present a report on the consolidated supplementary financial information of Banco Bradesco as of June 30, 2020 and for the six-month period then ended, in the form of reasonable assurance conclusion based on our work, described in this report, the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information".

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the consolidated supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the consolidated supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the consolidated supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, in accordance with the information referred to in the "Criteria for preparing the consolidated supplementary accounting information" paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the consolidated supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of consolidated supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco's internal control over the preparation and presentation of the consolidated supplementary accounting information. Our engagement also includes the assessment of the reasonableness of the consolidated supplementary accounting information, the appropriateness of the criteria applied by Bradesco in the preparation of such information included in the consolidated supplementary accounting information and the procedures and estimates used by Bradesco in the overall presentation of the consolidated supplementary accounting information. The reasonable assurance level is less than an audit.

Independent Reasonable Assurance Report on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed in the Report on Economic and Financial Analysis as of June 30, 2020 and for the six-month period then ended has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements as of June 30, 2020 and the accounting information adjusted to criteria described in Note 4 of such consolidated financial statements, in order to facilitate additional analyzes, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the consolidated supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the "Criteria for preparing the consolidated supplementary accounting information" paragraph.

Osasco, July 29, 2020

KPMG

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola
Accountant CRC 1SP214007/O-2

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Consolidated Financial Statements

1st Semester 2020

bradesco

Management Report

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to first half of 2020, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1. Economic comment

The effects of the pandemic of the COVID-19 were more severe than we imagined, both in Brazil and in the world, but the improvement of current perceptions and the more recent economic indicators have surprised positively. Despite the high degree of uncertainty still prevailing, there is evidence that the worst, from the point of view of the global GDP, has stayed behind. The risks, however, are still present, mainly related to a possible upsurge in the number of cases while a vaccine is not obtained. In any case, the new protocols of social distancing have allowed the reopening of the economy without any outbreaks of saturation of the health systems.

In Brazil, mitigation actions have been implemented in unprecedented scale and with wide diversification of instruments. The Government and private sector have worked together to respond to the crisis, while the banks have played an important role in this process. Even if we wait for the GDP contraction of the year, the second half should be different to the previous one, with more evident recovery. The scenario of absence of inflationary pressures, low interest rates and accumulation of macroeconomic savings will be decisive to generate stimuli in the coming months. This process tends to be leveraged in an environment of rapid resumption of the agenda of structural reforms and the explicit signaling that the fiscal deterioration will be restricted to the horizon to combat the pandemic.

In the global scenario, the processes of economic reopening have been conducted, until now, successfully in most countries. In an environment of economic stimuli in proportions never seen before, the surveys with consumers and entrepreneurs have pointed to a second half of economic recovery. Geopolitical and trade tensions that have accumulated in recent months are also risk factors, in addition to having a possible second wave of contagion. On the other hand, there is the increasingly intense perception that adequate and timely actions of economic policy are not lacking in face of the current crisis.

2. Highlights for the period

In July, we joined forces with Itaú and Santander to promote the sustainable development of the Amazon, launching an objective agenda aimed at defending and valuing the Amazon region, through an integrated plan with ten measures designed based on three action points identified as priorities for the region: environmental conservation and bio-economic development, investment in sustainable infrastructure, and guarantee of basic rights for the population of the Amazon region.

3. Strategic Focus

Our mission is to contribute towards the fulfillment of people and for sustainable development, by offering solutions, products and financial and insurance services, amply diversified and accessible. We are aware and prepared to capture opportunities, facing challenges and continuing to generate value for shareholders and the society. We are also committed to efficiency and cost reduction of processes and operations, essential to improve our financial and socio-environmental results.

With our business model, which combines the banking activities to those of insurance, we diversify our sources of results and ensure solidity. We serve all audiences with the goal of being the preferential option of the client, offering a differentiated experience by providing efficient performance in all segments of the market. Simultaneously, we formatted separate proposals to bring future clients closer. With scale and capillarity, physical and digital presence, a broad portfolio, a segmented structure of customer service and

Management Report

significant contributions in technology and innovation, we have deepened the relationship with all profiles of clients, offering customized solutions and making the experience with Bradesco the synonym of convenience, security and speed.

The strategy and vision for the future of Bradesco are founded on four pillars that guide our trajectory:

- Customer Relationship;
- Sustainable growth with profitability;
- Efficiency and innovation; and
- Human Capital.

4. Results for the Period

In the first half of 2020, we recorded a book net income of R$6.9 billion, equivalent to R$0.73 per common share and R$0.80 per preferred share, with an annualized return on average equity of 10.7%. The annualized return on average total assets was 0.9%.

It is worth highlighting that the semester income was impacted by higher expenses with ALL, a reflection of the provision related to the adverse economic scenario, in the amount of R$6.5 billion (R$3.8 billion for the 2Q20 and R$2.7 billion for the 1Q20). At the end of June 2020, the total provision for the adverse economic scenario reached R$8.9 billion, emphasizing that our level of provisioning is based on statistical models that capture historical and prospective information, and in the experience of Management, reflecting our expectation of losses in different economic scenarios.

In terms of Interest Shareholders' Equity, R$2.3 billion was destined to the shareholders, in gross values, of which R$902 million were paid monthly and R$1.4 billion were provisioned.

The taxes and contributions, including pensions, paid or provisioned, reached R$12.4 billion, of which 44.3% is related to taxes withheld and collected from third parties, and 55.7% calculated based on the activities developed by the Bradesco Organization.

Capital and reserves

We highlight that on June 30, 2020:

R$79.1 billion totaled the paid Capital Stock;

R$53.0 billion totaled the Equity Reserves; and

R$135.1 billion was the Shareholders' Equity with an increase of 1.1% in comparison to June 2019, representing 8.9% of Total Assets and book value per share of R$15.29.

The fair value of Bradesco reached R$175.2 billion, which is equivalent to 1.3 times the Shareholders' Equity. The calculation is made based on the listing of shares on stock exchanges.

The Basel Ratio reached 15.0%, which is higher than the minimum of 10.25% regulated by Resolution No. 4,193/13, of the National Monetary Council, according to the Basel Committee. Regarding the Regulatory Capital, the fixed asset ratio reached 32.6%, falling under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

Management Report

Below, a summary of our financial information:

R$ million	June20
Statement of Financial Position - Selected Data	
Securities	**588,038**
Available-for-Sale	252,042
Trading	227,387
Held-to-maturity [(1)]	108,608
Expanded Loans Portfolio [(2)]	**661,115**
Total Assets under Management	**2,308,840**
Funds Raised	940,430
Assets under Management	1,368,410
Total Deposits	**493,431**
Time Deposits	327,174
Savings Deposits	123,270
Demand Deposits	42,012
Interbank Deposits	975
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	**274,861**
Subordinated Debt	**53,537**
Brazil	38,420
Overseas	15,117
Funds from Issuance of Securities	**161,682**
Brazil	148,133
Overseas	13,549
Tax Payments and Collection and Related Charges	**3,854**
Working Capital	**109,177**
Borrowings and Onlendings	**51,981**
Brazil	23,747
Overseas	28,234
Exchange Portfolio	**32,646**
Securities sold under agreements to repurchase	**187,240**
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days [(3)] / Loan Portfolio) - %	3.0

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that is has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities";

(2) Besides the loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC); and

(3) Overdue loans.

Management Report

5. Clients

The client is the reason for our existence. We constantly reinforce our positioning so that all who work here know how to act in their relationship with clients. We go through constant improvements to better serve and interact with people according to their needs, identifying their moment of life and plans for the future to facilitate and take part in their achievements.

We can serve all profiles of clients with the same level of excellence to meet the highest number of people, thereby fulfilling our goals of access democratization to banking products and services, encouraging financial inclusion, social mobility and entrepreneurship. Having the scale and diversification as differentials in our business model, these values extend to non-account holders, because we recognize their importance and their potential to expand our business.

In the period, **our base was composed of 69.5 million clients.** And, to ensure a journey of quality, we segmented the structure, both for individuals and companies.


LARGE CORPORATE
≥ R$4 billion
PRIVATE BANK
≥ R$5 million
CORPORATE
R$500 mi to R$ 4 bi
PRIME
≥ R$10,000 or
≥ R$100,000
CORPORATE ONE
R$30 to R$500 mi
EXCLUSIVE
R$4,000 to R$10,000 or
≥ R$ 40,000
COMPANY AND BUSINESS
Up to R$30 mi
CLASSIC
≤ R$4,000
Non-account holders
Institutional Segment
Bradesco Expresso and Banking Service Point
Investments
Monthly Income
Annual Sales Revenue

6. Service Structure

Present throughout Brazil and also in strategic locations abroad, we have a wide Service Network that is constantly updated, with a modern structure to offer practical services in all segments we operate.

At the end of the period, our Service Network comprised of 81,764 points, distributed according to the following:

	June20
Structural Information - Units	
Customer Service Points	**81,764**
- Branches	4,167
- PAs	4,300
- PAEs	877
- Banco24Horas Network	14,696
- Bradesco Expresso (Correspondent Banks)	40,835
- Bradesco Financiamentos (Correspondent Banks)	16,817
- Losango	58
- Branches, Subsidiaries and Representative Office Abroad	14
ATMs	**56,169**
- Onsite Network - Bradesco	32,746
- Banco24Horas Network	23,423

Management Report

Digital Channels

Through our Digital Channels – Internet Banking, mobile App, ATM, Social Networks and *Fone Fácil* –, we offer various products and services in any place and time, aiming at the convenience, practicality and security for clients. Currently, they represent 97% of all transactions carried out in Bradesco, 89% of them online and via mobile services.

Digital Platforms

We have, up until now, eight large Digital Platforms serving clients of the Retail and Prime segments, invited or that have requested migration for the units because of their relationship profile. Currently, we supply 335,898 thousand clients with 226,491 thousand clients in the Retail and 109,407 thousand clients in the Prime. We also have the Digital Branch Bradesco Private Bank, with 3,798 thousand clients in this segment.

Accessibility

It has been rewarding for us to contribute, since 1998 – when we were pioneers –, with several accessibility solutions, products and services that guarantee more autonomy and independence to the clients with hearing, physical, intellectual and visual impairments. We are vigilant in the mission of access and inclusion democratization, developing and using means to bring practicality and financial independence to this important target audience. We highlight the *Bradesco Digital Libras*, which provides quality and assertive services to the public with hearing disabilities, expanding their relationship with us. We also have the *Mouse Virtual*, Virtual Vision, Tutoring in Brazilian Sign Language (*Libras*), Braille Kit, Enlarged Font, Bank's WebLibras Home Page and we also innovated by providing withdrawal in *Libras* assisted by the Iris – Digital Brazilian Sign Language Interpreter of Bradesco, among others.

International Area

We operate in the foreign exchange market, export, import, financial transfers and trade finance. We maintained the leading position in the exports ranking (FX), occupying a prominent position in Imports and Trade Finance.

We act in the main regions of Brazil through 12 specialized operational units and 18 service points located in the Corporate segment.

Abroad, we have 3 Branches, 9 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Overseas Network

Branches	
New York	Banco Bradesco S.A.
Grand Cayman	Banco Bradesco S.A.
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Representative Office	
Miami	Banco Bradesco S.A.
Hong Kong	Banco Bradesco S.A.

Management Report

next, our digital bank

With the mission of transforming our relationship with the hyper-connected public, next is a 100% digital Bank and a platform that integrates the ecosystem of solutions of the Bradesco Organization. It functions based on the concepts of user experience, intelligent journeys and sophisticated algorithms to offer the best features, anticipate actions and suggest assertive options for each client, contributing to ensure a sound financial management.

Clients rely on a complete portfolio of unlimited free services, such as transfers, credit card, financial management, withdrawals in ATMs of Bradesco and Banco24horas Network, among others. We highlight the journey of protection aimed at offering Insurance and investments, which is integrated with Ágora, so we can offer more than 200 options in Fixed Income, Shares, *Tesouro Direto* (Government Treasury Bonds), Private Pension, Funds, and others. Due to being a major hub in connection with non-financial services, it has an extensive group of partners to provide discounts and special benefits to clients by means of the item *Mimos* (Gifts), with 259 brands and 738 offers, as the broadest of the market.

- Reached the mark of 2.7 million clients in the second quarter.
- 171 million transactions were processed in the period, an increase of 37% compared to the previous quarter.

7. Main products and services

Insurance and others

Grupo Bradesco Seguros, leader in the Brazilian and Latin America market, works to provide the best service to policyholders. With a solid path, it contributes consistently to the consolidated results of the Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto Insurance, Life, Health Plan, Dental, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for individuals and companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and of transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to more than 29,237 million policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco Branches and an active brokers network, ensuring presence in all regions of the Country.

In the first half of 2020, it recorded:

R$2.5 billion in Net Income;

R$39.6 billion in Shareholders' Equity; and

R$35.4 billion in net insurance premiums issued, pension contributions and income from capitalization.

Cards

We have the most complete means of payment solutions line of the Country and work with the main cards, like Elo, Visa, Mastercard and American Express, and we offer Private Label cards in partnership with important companies.

We work, through our subsidiary Bradescard México, as one of the main financial institutions serving the needs of the Mexican market and one of the largest issuers of credit card with exclusivity in store chains that are leaders in the local market, like the C&A store chain.

Also in payment systems, we are well positioned with relevant market participations such as Cielo and, through Elopar, an investment holding company which investments include Alelo (benefit, pre-paid cards and

Management Report

money card), Livelo (coalition loyalty program), as well as participations in Elo Serviços (brand) and Banco CBSS (credit card issuance and other financial products) and Veloe (mobility and tolls company).

R$94.8 billion in card transactions in the period.

R$3.4 billion in Fee and Commission Income.

Loan Operations

We are in full operational capability, focused on improving the experience and the real needs of clients. The policy we have guides management's actions and is constantly updated and consistent with the economic reality. We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans or direct financing or in strategic partnerships with the various business chains.

We highlighted some of the lines:

- **Agribusiness:** we are featured among the biggest financiers in the niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;
- **Onlendings:** leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings;
- **Real Estate Financing:** one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and
- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Balance of the main portfolios in the period:

R$661.1 billion on loan operations, in the expanded concept, which includes sureties, guarantees, letters of credit, anticipation of credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC);

R$43.1 billion was the consolidated balance of the allowance for loan losses, considering a complementary provision of R$12.0 billion, constituted considering our provisioning model, which is based on statistical models that capture historical and forward-looking information, and Management's experience in order to reflect our expectation of losses in different economic scenarios;

R$158.0 billion in operations intended to consumer financing – that comprises almost 70% of loan operations to individuals –, which includes the amount of R$65.4 billion in Payroll-Deductible Loans with 9.2 million active contracts;

R$64.5 billion was the balance in the Real Estate Financing portfolio, whereby R$49.0 billion was intended for individuals and R$15.5 billion for companies, totaling 337,605 units financed;

R$23.7 billion in applications on agribusiness; and

R$22.4 billion amounted to the balance of onlending portfolios, with 132,736 agreements.

Consortia

Through Bradesco Consórcios (consortia), we offer a complete product and service portfolio to account holders as well as to non-account holders, with an integrated platform for the marketing of solutions in synergy with the Branches and Digital Platforms, ensuring our market leadership in number of active quotas.

Management Report

R$8.9 billion in revenues in the first six months of the year, totaling R$78,3 billion accrued until the end of June 2020.

R$929,3 million in Fee and Commission Income.

1,550,043 active quotas, totaling 214.8 thousand new quotas sold.

Investment Bank

Operating as the Investment Bank of the Organization, Banco Bradesco BBI advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance.

With a highly qualified research team, the Global Markets area, responsible for the securities and the institutional customer relationship, covers varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

R$107.6 billion was the amount recorded for 96 investment banking transactions.

Asset Management – Management of Resources

BRAM – Bradesco Asset Management, one of the market leaders, is our representative in the offer of complete solutions in asset management and investments portfolios for all the client profiles that we serve. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and Abroad, and various Family Offices, ensuring excellence in service quality.

R$581.0 billion in investment funds and managed portfolios under its management accrued in the semester.

Complete Investment Platform

The investment management platform, in addition to using the services of Bradesco's Branch Network managers, also comprises an investment specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension. Suggested portfolios, which combine a diversity of financial products and which are established monthly based on the domestic and international market perspectives, are available to clients. For purposes of convenience, it is possible to invest by Internet Banking, Bradesco Celular (mobile App), telephone, chat, among others, whereby operations and investment advice can be made.

Our Complete Investment Platform has its values supported by three pillars:

- Specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions, to meet the needs of our investor clients, account holders and non-account holders, according to their age, equity and profile, through different service channels;
- Product portfolio and recommended portfolios in an open platform that allows access to any product of the market regardless of the originator and issuer, as well as curator of investments, which will recommend the best combination of products in view of the objectives and client profiles; and
- Leading edge digital trading platforms that allow quick, easy and complete access to clients.

Management Report

Ágora Investimentos

Ágora – Investment House, is the latest initiative that demonstrates our agility and flexibility in the era of innovation. After revitalization, it has become a new open and independent investment platform for both individuals and companies, including non-account holders.

Clients initiate the relationship with the registration 100% digital, and shall have access to a complete portfolio of investments for all profiles, having curated the selection of the best products in the market with options of equity, futures markets, *Tesouro Direto* (Government Treasury Bonds), COE, funds, and public and private securities of fixed income. They also have specialized advice and exclusive content prepared by renowned market analysts.

The new and advanced investment platform, agile, modern and intuitive trading, either via Website or App Ágora available 24 hours a day, provide a different experience, so that clients have all the comfort and security when investing.

Broker

Bradesco Corretora, through Bradesco BBI, serves exclusively institutional clients, with coverage of analysis of companies and sectors. Through Bradesco Securities units, operates in the North American, European and Chinese markets, mediating shares and ADRs – American Depositary Receipts, as well as distributing public and private securities for investors.

Miscellaneous solutions

Capital Market

We offer a broad range of solutions and services to the capital market through a modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities and Depositary (Escrow Account – Trustee). Among the services provided, we highlight our representativity in the provision of Qualified Custody services (Global).

Cash Management

In order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees, we offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms.

Clients classified as Market Niches, such as Franchising, Condos, Notary Offices, University Students, and Health Professionals, among others, also have support from expert staff and customized solutions according to their profile. Microentrepreneurs have at their disposal the MEI Portal – mei.bradesco –, which, in addition to products and services tailored to their business, offers free services provided by partners to bring practicality to their day to day.

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

Products and Services to the Public Authorities

Exclusive platforms serve the Public Sector, throughout the national territory, with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.4 million

retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have a commercial structure with 44 platforms distributed throughout Brazil: 9 specialized platforms in the Heads of Public Authority to assist Governments, Capitals, Courts, Class Councils, Chambers, Public Prosecutors, and Public Defenders. We also have 35 Platforms that operate in Retail, serving City Halls and other Bodies. Find out more on bradescopoderpublico.com.br.

8. Technology and Innovation

With social distancing, necessary in the period, we observed changes in the behavior of our clients, who began to interact more with technology. The increase in the volume of transactions and acceleration of the digital transformation, mainly by mobile phone, showed that at least 2 million users have become digital. Thus, we adapted and monitored this acceleration to exceed the expectations of our clients. For this reason, we intensified the remote working of employees, we conducted performance tests to improve processes and journeys of the clients, we extended and enhanced the services and offers by means of digital channels and we created new business models to promptly meet the needs of the moment.

Thinking of the generation of value and in the continuous transformation of experience in customer relationship, we expanded the use of analytics, with the project *Brain – Bradesco Inteligência de Negócios* (Business Intelligence), focused on products and solutions for credit, creating better offers for people, automatically and in real time, with a fluid and multi-channel approach. We always try to facilitate conquests, geared to individuals, among many services, we state, for example, the renegotiation of debts by customer service channels, we increased the grace period for payment of loans to 120 days, we implemented the digital signature on telesales for the formalization of contracts, we offered a grace period in the installment of payment of the credit card bill – performed automatically when revolving credit is chosen – triggering the SMS of the barcode numbers of the bills and digital bill on the App and in PDF by e-mail.

For companies, with the aim of supporting businesses, we have made developments in processes of customer service, through the website Net Empresa (for Companies) the extension of the maturity of loan installments was made available and the request for payment of the employee payroll with a reduced rate. We have also partnered with the BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Economic and Social Development), allowing specific clients of this portfolio to renegotiate debts and dilute payments in future installments, we also deployed the sending of warnings about the anticipations available, among others.

Bradesco Seguros' clients of car insurance can interact digitally. With the claims advice by the application and by completing the inspection by image, they can go to the accredited network or mechanical workshops not listed. The migration of 100% of previous inspections for the cases of new individual insurance and renewal by the broker, also enabled the insured to perform their own inspection with the use of the mobile phone. Now the insured of health insurance, may request the reimbursement 100% digitally by the application, streamlining the receipt of credit in the account, and also with Telemedicine for remote assistance with professionals using the digital platform, giving clients less exposure to hospital environments.

The interaction with our artificial intelligence has become an ally, reaching a growth of approximately 437.4 million (39% by WhatsApp, 20% by URA of *Fone Fácil*, 34% by applications and 7% by other channels). In this total of interactions, we highlight more than 494.6 thousand with Google Assistant and more than 60.4 thousand with Alexa. These interactions provide agility, such as, for example, to guide and clarify any doubts about proxy, clarifying the types that are accepted and periods of validity of documents, remittance in the steps of registration, consulting, exclusion and movements that can be performed.

inovabra provides connections between the startups, Bradesco, Corporates and other partners, with the aim of finding innovative solutions that help society. Among the actions of this period, we highlight: the promotion of 36 events of the internal program of acculturation – Innovation Mindset, with approximately 3,800 participants; dissemination of solutions of startups through the book – Business Opportunities in Times

of Crisis; co-creation and digital restructuring of workshops, online tour and 360° by the habitat space; and meetings focused on co-innovation, like the series – Corporate Academy, with approximately 650 participants, more than 19 online transmissions open to the ecosystem, whose content is available in its entirety, as well as the other 90 events that are already on the new portal of inovabra videos.

9. Sustainability for Bradesco

Sustainability is among the drivers in the way we do business and manage the Organization. The corporate mission of Bradesco makes clear our commitment to contribute to the achievement of people and for sustainable development.

Thus, the management of environmental, social and governance issues ("ESG" or "ASG," in the acronym in Portuguese) become key to our growth and survival, in addition to contributing to the generation of long-term and shared value for shareholders, investors, employees, suppliers, clients and the society.

Among the drivers for 2020, we highlight:

- **Sustainability Strategy:** it has six business pillars, which are: Sustainable Business; Climate Change; Customer Relationship; Diversity; Innovation; and Private Social Investment. We channel our efforts to support six United Nations Sustainable Development Goals (SDGs) as a priority: (4) Quality Education; (5) Gender Equality; (8) Decent Work and Economic Growth; (9) Industry, Innovation and Infrastructure; (10) Reduced Inequality; and (13) Climate Action; and

- **ESG Performance:** in 2019, our ESG performance was mostly classified above the market average in sustainability indices of stock exchanges and specialized agencies in ESG ratings. Furthermore, for the second year in a row, we were recognized by S&P Global's "The Sustainability Yearbook 2020" in the Silver category.

For more information about our initiatives and ESG performance, see the 2019 Integrated Report (supplementary version) that follows some of the most relevant guidelines of corporate transparency of the market, such as GRI, IIRC, SASB and TCFD. Learn about the document on the website bradescori.com.br.

10. Human Resources

The model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We recognize in people one of the most important pillars that support the Organization as well as one of the reasons for our success. Therefore, we provide to them and to the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, in the sharing of knowledge and appreciation of the human being, without any kind of discrimination.

Our teams are composed of people able and willing to offer to all a highly qualified public service and they are in constant harmony with the market. For that, we seek to keep them motivated by means of career growth opportunities, challenges and constant recognitions, training and development, compensation and differentiated benefits, valuing diversity and balance between work and family life.

In this way, we highlight the programs and learning solutions developed and available through Unibrad – *Universidade Corporativa Bradesco* (Bradesco Corporate University), with 874,505 participants registered since the beginning of the year, 22,673 were classroom students and 851,832 were distance learning students. With preventive actions during the pandemic, we tailored the solutions and content to ensure the continuity of the learning and constant improvement. In this period, R$55 million was invested in corporate education actions.

The Organization has a health and well-being culture based on prevention and promotion of healthy habits, attitudes and behaviors, based on balance (emotional health), self-care (health and body) and

Management Report

movement (physical activity). This awareness is evidenced by more than 147,456 interactions in the various actions related to quality of life, with emphasis on our *Viva Bem* (Live Well) program.

This culture of health and well-being, allied to safety measures and technological support, has contributed highly and relevantly for us to structure and adopt contingency measures to cope with the COVID-19. Since the beginning, the employees of the risk group, pregnant women, trainees and apprentices were put on leave and began an extensive program of home office, resulting in a large part of the workforce from departments and offices working from their homes. For employees from Branches, the strategy was the weekly rotation of teams, whereby at weekends the Branches undergo deep cleansing, ensuring everyone's safety.

Employees and their families have the necessary protection and support to ensure tranquility during the crisis, including the availability of the serological testing for the new coronavirus. The test, free and voluntary, has also been extended to apprentices and interns. Respect for people is an integral part of our corporate culture and will continue to do so.

11. Corporate Governance

The Annual Shareholder's Meeting is the highest body of our governance and it is in it that the members of the Board of Directors and Fiscal Council are elected. The Board of Directors is composed of ten members, among which two are independent, and has as its main tasks to establish the corporate strategy and policies that govern the Organization, in addition to supervising and monitoring the strategies assigned to the Statutory Board of Executive Officers. No accumulation of the positions of Chairman of the Board of Directors and Chief Executive Officer should occur, as provided for in the Bylaws.

The Board of Directors is advised by seven committees: a) statutory: (i) Audit; and (ii) Remuneration; and (b) non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation; (vi) Sustainability and Diversity; and (vii) Succession and Appointment. Several executive committees assist the Board of Executive Officers' activities, all of which are normatized by their own charters.

In the role of Supervisory Body, we have the Fiscal Council, which has been operating permanently since 2015 and monitors the actions of managers. It is currently composed of five effective members and their respective alternates, among which two members and their respective alternates shall be elected by the minority shareholders. In addition to the Fiscal Council, we have the Audit Committee and Internal Audit, both reporting to the Board of Directors.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC. Our Corporate Governance practices attest to the commitment with the generation of values for shareholders, employees and society. Further information on corporate governance is available on the website: bradescori.com.br – Corporate Governance Section.

Internal Audit

The internal audit is under the responsibility of the General Inspectorate Department, which performs an independent evaluation of the processes, mitigating the risks and ensuring the effectiveness of the internal controls in compliance with the policies, guidelines, standards, internal and external regulations. The methodology and execution of works from the area are certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA). In 2019, we received the IIA's Quality Assessment recertification.

Management Report

12. Credit Policy and Risk Governance

At the beginning of the pandemic, we created a crisis committee, formed by the Executive Officers, which holds daily meetings for updates on all aspects of the coronavirus. We have also made adjustments in our policies and governance in order to ensure the proper functioning of the customer services with quality and safety in the business.

Our ability to help is related to our strength and liquidity margin to meet the needs of clients. Therefore, we have continuously monitored the operating limits and risk appetite, review and timely adaptation in view of the current context. In addition, the Central Bank of Brazil has been promoting measures related to the solvency of capital and liquidity of the system.

In relation to our credit policies, our main focus is the support to our clients. We have mapped our exposures to sectors and companies with greater fragility and we have maintained a constant line of communication with businesses. We have incorporated into our models of credit the new risk variables of the current scenario in order to properly assess the situation. The teams of credit recovery are 100% active, seeking solutions for clients.

13. Integrated Risk Control

The Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

The corporate risk control management occurs in an integrated and independent manner, preserving and valuing the Board's decisions, generating and carrying out methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee that is subordinate to the Board of Directors.

Among the list of risks, we highlight: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance, and Cyber. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change, and by technological innovation in financial services.

Independent Validation of Models

We have a process of independent validation to identify, mitigate and control the risks inherent to the models conducted by a specialized team, which evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used, the use and the robustness of the environment in which they are deployed. Various models as support instruments for decision, structuring of issues and risk and capital management are used, among them we have internal ones, standardized ones and those developed by third parties (bureaus, pricers, rating agencies), supported by economic, statistical, and financial theories, mechanisms of machine learning and expert knowledge. Any weaknesses detected are converted into notes, whose action plans are monitored until their solution. Results are reported to the managers themselves, to the Internal Audit, to the Executive Committees of the Bradesco Organization and, in certain cases, to the Regulatory Bodies.

Management Report

14. Compliance and Ethics

The Compliance and Integrity Programs, standards that affirm our values and govern the daily interactions and decisions, cover the entire Bradesco Organization, extending to suppliers, service providers and subsidiaries, eliciting the high standards of conduct and ethics principles that we have.

These principles are supported by policies, standards and training programs for professionals, by aggregating excellence in procedures and controls, and seeking to detect prevention, identification, mitigation and monitoring of any actions considered as violations of the Code of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

15. Social Investments

Fundação Bradesco

For us, growing involves not only the Organization, but all the places we operate and the Country as a whole. Therefore, we are happy to see the work developed in our main social sustainability activity, Fundação Bradesco, the largest private social and educational program in the Country. With 40 own Schools, installed in high-priority regions of socio-economic deprivation, it is present in all the Brazilian states and Federal District.

Its pillar is based on the belief that education is the path to promote equal opportunities, personal and collective achievement, as well as a means to build a society that is more worthy and productive. Thus, its educational structure includes the development of competences and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market.

The estimated budget for 2020 is R$794 million, whereby R$665.9 million will be destined to investments in Activity Expenses and R$128.1 million to investments in Infrastructure and Educational Technology, which will allow the institution to offer free education to:

a) 84,588 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and in Initial and Continuing Education focused on the creation of jobs. The 42,961 students of Basic Education also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;

b) 3.5 million students are expected to complete at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "*Escol@ Virtual*" (Virtual School); and

c) 12,447 beneficiaries in projects and actions in partnerships, such as the *Programa Educa+Ação* (Educate+Action Program) and the *Programa de Informática para Deficientes Visuais* (IT for the Visually Handicapped Program), and in educational courses and lectures and in information technology.

Sports

With more than 30 years of existence, the *Programa Bradesco Esportes e Educação* (Bradesco Sports and Education Program) encourages sport as an activity to support the development of children and young people, stimulating the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball in all the schools of Fundação Bradesco, municipal sports centers, public and private schools, in a leisure club and in its Center of Sports Development, all in Osasco – SP. Annually, approximately 1.5 thousand girls are trained. Participants also receive civic education instruction and those at Specialist Centers are offered health insurance, transportation, food, an allowance and other benefits.

Management Report

16. Rating

It was reported to Bradesco, in the period, among the assessment indexes assigned to banks in the Country by national and international agencies and entities, that:

Fitch Ratings [2]

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody's Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global [1] / **Austin Rating**

Global Scale - Issuer Credit Rating				National Scale		National Scale (Austin Rating)	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

[1] In April 2020, there was a review from the perspective of the ratings on a global scale of Bradesco from positive to stable, following the same review from the perspective on the rating of Brazil (sovereign). On the same occasion, the ratings of global scale were reaffirmed.

[2] In May 2020, there was a review from the perspective of the long-term ratings on an international scale of Bradesco from stable to negative, following the same review from the perspective on the rating of Brazil (sovereign). On the same occasion, all the ratings were affirmed.

17. Recognitions

- We were awarded as the best company in the financial sector of the country to work on the ethnic-racial inclusion, in the category of Large Companies, in the GPTW Ethnic-Racial ranking in 2020. The evaluation was conducted by the Great Place to Work consulting firm – GPTW and Universidade Zumbi dos Palmares;
- We featured in *Guia Exame Diversidade 2020* (Diversity) as one of the companies of the financial sector with the best practices of diversity and inclusion of the Country. The study, conducted by *Instituto Ethos* and the *Exame* magazine, recognizes the best practices adopted by Brazilian companies on issues of gender equity, racial equity, inclusion of people with disabilities and promotion of the LGBTI+ rights;
- Also, for the second time, we were elected as one of the Best Companies for Women to Work For, according to a survey of the Great Place to Work consulting firm – GPTW, which evaluates companies that adopt policies and practices in favor of gender equality and valuing women in the employment market;
- We featured in the research Career of Dreams 2020, in the ranking of Young People, devised by *Grupo CIA de Talentos* and published by the *Exame* magazine;
- inovabra habitat, our space for co-innovation, began to integrate the ranking of the best Financial Innovation Labs in the world in 2020, in accordance with the Global Finance American magazine; and
- In May, we were the winners in the EMFA Innovation of the Month Award with the case Speech Analytics in the Call Centers of Losango and Bradesco Seguros. The recognition is devised by the European Financial Management and Marketing Association – EMFA and Accenture consulting firm.

Management Report

18. Independent Audit

In compliance with CVM Instruction No. 381/03, Bradesco Organization, in the first half of 2020, hired services provided by KPMG Auditores Independentes that were not related to the external audit, at a level lower than 5% of the total fees related to external audit services. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e.: the auditors should not audit their own work, perform management functions for their clients or promote their clients' interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

19. Acknowledgments

The first half of the year was unique and different from what we had planned. On facing a pandemic, we rediscovered, reinvented and we saw a Brazil that finds solutions. We have in our DNA the resilience and, steadfast, we forge ahead, supporting Brazilian people and the Country. The trust of our shareholders and clients makes us very proud and inspires us. Also, the hard work and strength that our employees and other associates have demonstrated gives us the certainty that we will overcome the challenges. The world will no longer be the one we know, and we have the opportunity to learn and build a better future. To all who have made us who we are, our sincere thanks.

Cidade de Deus, July 29, 2020

Board of Directors and Board of Executive Officers

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Consolidated Statements of Financial Position – *In thousands of Reais*

	Note	On June 30, 2020	On December 31, 2019
Assets			
Cash and cash equivalents	**5**	**162,056,751**	**61,879,493**
Financial instruments		**1,252,404,645**	**1,211,135,423**
- Interbank investments	6	15,739,630	15,721,377
- Compulsory deposits with the Brazilian Central Bank	7	80,949,204	90,622,338
- Securities	8	588,036,601	595,027,816
- Derivative financial instruments	9	27,597,050	14,511,190
- Loans	10	421,190,972	376,053,905
- Other financial instruments	11	118,891,188	119,198,797
Leases	**10**	**2,982,918**	**2,857,515**
Expected Credit Loss Associated with Credit Risk		**(43,065,857)**	**(36,640,425)**
- Loans		(40,573,285)	(33,416,838)
- Leases		(107,870)	(160,382)
- Other receivables		(2,384,702)	(3,063,205)
Deferred tax assets	**36**	**89,146,359**	**67,400,235**
Jointly Controlled Entities	**12**	**6,186,013**	**7,143,094**
Premises and equipment	**13**	**20,655,922**	**19,836,467**
Intangible assets	**14**	**32,247,514**	**31,702,554**
Depreciation and amortization		**(31,891,395)**	**(29,480,869)**
- Premises and equipment		(10,959,559)	(10,029,291)
- Intangible assets		(20,931,836)	(19,451,578)
Other assets	**15**	**26,382,623**	**26,125,531**
Impairment of Assets Accumulated		**(2,733,122)**	**(2,819,950)**
Total assets		**1,514,372,371**	**1,359,139,068**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position – *In thousands of Reais*

	Note	On June 30, 2020	On December 31, 2019
Liabilities			
Deposits and other financial liabilities		**1,033,529,221**	**880,530,186**
- Deposits from banks	16	241,406,691	227,819,610
- Deposits from customers	17	491,246,503	366,227,541
- Securities issued	18	161,682,029	170,727,563
- Subordinated debts	19	53,536,785	49,313,508
- Derivative financial instruments	9	22,629,911	14,244,083
- Other financial liabilities	20	63,027,302	52,197,881
Provisions		**311,126,251**	**311,149,271**
- Insurance technical provisions and pension plans	21	274,860,608	274,764,876
- Other reserves	21	36,265,643	36,384,395
Deferred income tax assets	**36**	**7,497,811**	**8,070,398**
Other liabilities	**23**	**26,329,576**	**24,956,201**
Total liabilities		**1,378,482,859**	**1,224,706,056**
Shareholders' equity			
Capital		79,100,000	75,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		52,985,796	52,407,209
Other comprehensive income		3,476,929	6,645,085
Equity attributable to shareholders of the parent	**24**	**135,133,652**	**133,723,221**
Non-controlling interest	**25**	**755,860**	**709,791**
Total equity		**135,889,512**	**134,433,012**
Total equity and liabilities		**1,514,372,371**	**1,359,139,068**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated income statements for the six month period ended June 30 - *In thousands of Reais*

	Note	2020	2019
Revenue from financial intermediation		**47,046,588**	**59,653,353**
Loans		37,040,651	36,937,194
Leases		87,554	122,110
Securities and interbank investments		15,975,236	15,270,599
Net gain or (loss) from derivative financial instruments		(12,716,043)	(1,469,935)
Income from insurance, pension plans and capitalization bonds		1,644,708	4,874,411
Revenue from financial intermediation – foreign exchange income	11	4,509,381	1,398,091
Reserve requirement	7	1,278,122	2,282,183
Sale or transfer of financial assets		(773,021)	238,700
Expenses from financial intermediation		**(30,858,196)**	**(21,404,348)**
Retail and professional market funding	20	(15,570,643)	(19,394,721)
Borrowing and on-lending	16	(15,287,553)	(2,009,627)
Net revenue from financial intermediation		**16,188,392**	**38,249,005**
Allowance for loan losses Expense		**(15,486,650)**	**(10,563,031)**
- Loans		(15,709,112)	(10,005,460)
- Leases		47,709	(22,047)
- Other receivables		174,753	(535,524)
Gross income from financial intermediation		701,742	27,685,974
Net other operating income (expenses)		**(10,345,853)**	**(11,670,914)**
Fee and commission income	26	8,838,854	9,042,049
Income from banking fees		4,067,067	4,007,628
Income from insurance, pension plans and capitalization bonds		5,131,107	4,554,217
Personnel expenses	27	(9,553,919)	(9,595,004)
Other administrative expenses	28	(9,543,264)	(9,595,174)
Tax expenses	29	(2,332,592)	(3,319,108)
Share of profit (loss) of unconsolidated and jointly controlled companies	12	219,522	602,345
Other operating income	30	3,325,424	3,392,394
Other operating expenses	31	(9,629,501)	(9,379,578)
Provision (expenses)/reversals		(868,551)	(1,380,683)
- Labor		(291,062)	(699,274)
- Tax		21,339	219,372
- Civil		(212,437)	(770,925)
- Others		(386,391)	(129,856)
Operating profit/(loss)		**(9,644,111)**	**16,015,060**
Non-operating income/(expense)	**32**	**(59,528)**	**(290,997)**
Income/(loss) before income taxes and non-controlling interests		**(9,703,639)**	**15,724,063**
Income taxes	36	16,691,256	(3,775,061)
Non-controlling interests in subsidiaries		(99,476)	(86,481)
Net income		**6,888,141**	**11,862,521**
Net Income Attributable to Shareholders:			
Shareholders of the parent		6,888,141	11,862,521
Non-controlling interest		99,476	86,481
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
- Earnings per common share		0.73	1.27
- Earnings per preferred share		0.80	1.40

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated statements of comprehensive income for the six month period ended June 30 – *In thousands of Reais*

	2020	2019
Net income for the period	**6,888,141**	**11,862,521**
Non-controlling interest	99,476	86,481
Net income for the period attributable to shareholders	**6,987,617**	**11,949,002**
Items that are or may be reclassified to the Consolidated Statement of Income	**(3,166,188)**	**4,793,061**
Securities available for sale	(2,830,760)	4,731,548
- Own	(2,730,478)	4,728,660
- Associates and jointly controlled entities	(100,282)	2,888
Cash flow hedge	(318,513)	58,755
Hedge of investment abroad	(134,780)	(9,469)
Exchange differences on translations of foreign operations	117,865	12,227
Items that can not be reclassified to the Consolidated Statement of Income	**(1,968)**	-
Actuarial valuation	(1,968)	-
Total other comprehensive income	**(3,168,156)**	**4,793,061**
Comprehensive income for the period	**3,819,461**	**16,742,063**
Attributable to shareholders:		
Shareholders of the parent	3,719,985	16,655,582
Non-controlling interest	99,476	86,481

Consolidated statements of changes in shareholders' equity for the six month period ended June 30 - In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2018	**67,100,000**	**11,441**	**8,494,263**	**45,194,107**	**761,572**	**(440,514)**	-	**121,120,869**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	4,793,061	-	-	4,793,061
Net income	-	-	-	-	-	-	11,862,521	11,862,521
Allocations:								
- Reserves	-	-	593,126	7,129,420	-	-	(7,722,546)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(3,934,104)	(3,934,104)
- Provisioned dividends	-	-	-	-	-	-	(205,871)	(205,871)
Balance on June 30, 2019	**75,100,000**	**11,441**	**9,087,389**	**44,323,527**	**5,554,633**	**(440,514)**	-	**133,636,476**
Balance on December 31, 2019	**75,100,000**	**11,441**	**9,623,394**	**42,783,815**	**6,645,085**	**(440,514)**	-	**133,723,221**
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(3,168,156)	-	-	(3,168,156)
Net income	-	-	-	-	-	-	6,888,141	6,888,141
Allocations:								
- Reserves	-	-	344,407	4,234,180	-	-	(4,578,587)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(2,309,554)	(2,309,554)
Balance on June 30, 2020	**79,100,000**	**11,441**	**9,967,801**	**43,017,995**	**3,476,929**	**(440,514)**	-	**135,133,652**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated statements of added value for the six month period ended June 30 - In thousands of Reais

Description	2020	%	2019	%
1 – Revenue	**43,800,384**	**1,548.3**	**60,508,879**	**206.9**
1.1) Financial intermediation	**47,046,588**	**1,663.0**	**59,653,353**	**203.9**
1.2) Fees and commissions	**12,905,921**	**456.2**	**13,049,677**	**44.6**
1.3) Allowance for loan losses	**(15,486,650)**	**(547.4)**	**(10,563,031)**	**(36.1)**
1.4) Other	**(665,475)**	**(23.5)**	**(1,631,120)**	**(5.6)**
2 – Financial intermediation expenses	**(30,858,196)**	**(1,090.8)**	**(21,404,348)**	**(73.2)**
3 – Inputs acquired from third-parties	**(7,363,196)**	**(260.3)**	**(7,571,416)**	**(25.9)**
Outsourced services	(2,381,551)	(84.2)	(2,348,177)	(8.0)
Data processing	(1,056,163)	(37.3)	(1,026,881)	(3.5)
Communication	(676,539)	(23.9)	(784,413)	(2.7)
Asset maintenance	(633,112)	(22.4)	(585,448)	(2.0)
Financial system services	(545,456)	(19.3)	(538,091)	(1.8)
Advertising and marketing	(462,155)	(16.3)	(519,265)	(1.8)
Security and surveillance	(370,826)	(13.1)	(368,914)	(1.3)
Transport	(337,942)	(11.9)	(374,064)	(1.3)
Material, water, electricity and gas	(273,692)	(9.7)	(322,767)	(1.1)
Travel	(64,475)	(2.3)	(125,163)	(0.4)
Other	(561,285)	(19.8)	(578,233)	(2.0)
4 – Gross added value (1-2-3)	**5,578,992**	**197.2**	**31,533,115**	**107.8**
5 – Depreciation and amortization	**(2,969,538)**	**(105.0)**	**(2,885,378)**	**(9.9)**
6 – Net added value produced by the entity (4-5)	**2,609,454**	**92.2**	**28,647,737**	**97.9**
7 – Added value received through transfer	**219,522**	**7.8**	**602,345**	**2.1**
Share of profit (loss) of unconsolidated and jointly controlled companies	219,522	7.8	602,345	2.1
8 – Added value to distribute (6+7)	**2,828,976**	**100.0**	**29,250,082**	**100.0**
9 – Added value distributed	**2,828,976**	**100.0**	**29,250,082**	**100.0**
9.1) Personnel	**8,295,126**	**293.2**	**8,415,794**	**28.8**
Salaries	4,816,297	170.2	4,724,248	16.2
Benefits	2,342,623	82.8	2,295,239	7.8
Government Severance Indemnity Fund for Employees (FGTS)	384,043	13.6	413,632	1.4
Other	752,163	26.6	982,675	3.4
9.2) Tax, fees and contributions	**(13,099,871)**	**(463.1)**	**8,273,379**	**28.3**
Federal	(13,769,995)	(486.7)	7,805,993	26.7
State	3,084	0.1	5,184	-
Municipal	667,040	23.6	462,202	1.6
9.3) Remuneration for providers of capital	**646,104**	**22.8**	**611,907**	**2.1**
Rental	645,294	22.8	610,731	2.1
Asset leases	810	-	1,176	-
9.4) Added Value distributed to shareholders	**6,987,617**	**247.0**	**11,949,002**	**40.9**
Interest on Shareholders' Equity/Dividends paid and/or provisioned	2,309,554	81.6	4,139,975	14.2
Retained earnings	4,578,587	161.8	7,722,546	26.4
Non-controlling interests in retained earnings	99,476	3.5	86,481	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated statements of cash flows for the six month period ended June 30 - *In thousands of Reais*

	2020	2019
Cash flow from operating activities:		
Income before income taxes and non-controlling interests	**(9,703,639)**	**15,724,063**
Adjustments for:	**18,218,107**	**11,645,743**
Effect of changes in exchange rates in cash and cash equivalents	(2,021,482)	(288,386)
Allowance for loan losses	15,486,650	10,563,031
Accumulated depreciation and amortization	2,969,538	2,885,378
(Reversion)/Constitution Impairment losses of assets	505,727	85,895
Expenses/ reversal with civil, labor and tax provisions	1,600,485	2,060,249
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	9,067,870	9,024,455
Share of profit (loss) of unconsolidated and jointly controlled companies	(219,522)	(602,345)
(Gain)/loss on sale of fixed assets	43,323	(2,616)
(Gain)/loss on sale of foreclosed assets	24,131	146,271
Foreign exchange variation of assets and liabilities overseas/Other	(9,238,613)	(12,226,189)
Net income before taxes after adjustments	**8,514,468**	**27,369,806**
(Increase)/Decrease in interbank investments	(18,253)	1,145,187
(Increase)/Decrease in reserve requirement - Central Bank	9,673,134	734,806
(Increase)/Decrease in trading securities and derivative financial instruments	3,972,860	(14,867,699)
(Increase)/Decrease in loans and leases	(54,386,707)	(28,633,272)
(Increase)/Decrease in Deferred income tax assets	(1,534,644)	(154,721)
(Increase)/decrease in other assets	(132,627)	780,418
(Increase)/Decrease in Other financial instruments	(172,855)	(20,340,770)
Increase/(Decrease) in Deposits and other financial instruments	149,435,464	7,664,168
Increase/(Decrease) Deferred taxes	(4,092,811)	(2,487,373)
Increase/(Decrease) in Provisions	(10,691,375)	(4,477,725)
Increase/(decrease) in other liabilities	6,541,652	5,728,255
Income tax and social contribution paid	(3,792,071)	(5,132,985)
Net cash provided by/(used in) operating activities	**103,316,235**	**(32,671,905)**
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	31,231,688	3,648,142
Sale of/maturity of and interest on available-for-sale securities	46,901,101	90,217,806
Proceeds from sale of foreclosed assets	190,382	346,142
Sale of investments	49,117	-
Sale of premises and equipment	383,951	480,652
Purchases of available-for-sale securities	(48,264,024)	(66,473,056)
Purchases of held-to-maturity securities	(18,491,475)	-
Purchase of premises and equipment	(935,478)	(1,241,459)
Intangible asset acquisitions	(1,157,726)	(1,011,970)
Dividends and interest on shareholders' equity received	257,166	579,488
Net cash provided by/(used in) investing activities	**10,164,702**	**26,545,745**
Cash flow from financing activities:		
Funds from issuance of securities	32,705,295	45,920,175
Settlement and interest payments of funds from issuance of securities	(46,161,739)	(35,192,412)
Settlement and interest payments of subordinated debts	(1,099,682)	(907,142)
Dividends and interest on shareholders' equity paid	(715,628)	(4,745,360)
Non-controlling interest	(53,407)	(71,431)
Net cash provided by/(used in) financing activities	**(15,325,161)**	**5,003,830**
Net increase/(decrease) in cash and cash equivalents	**98,155,776**	**(1,122,330)**
Cash and cash equivalents - at the beginning of the period	61,879,493	110,225,630
Effect of changes in exchange rates in cash and cash equivalents	2,021,482	288,386
Cash and cash equivalents - at the end of the period	162,056,751	109,391,686
Net increase/(decrease) in cash and cash equivalents	**98,155,776**	**(1,122,330)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s / n, in the city of Osasco, State of São Paulo, Brazil, that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3) - Consolidated Financial Statements, under the item "Control". These financial statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (SUSEP) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

In addition, as of January 2020, the changes arising from CMN Resolution No. 4,720/19 and Bacen Circular No. 3,959/19 were included in Bradesco's consolidated financial statements. The main objective of these standards is to bring similarity with the guidelines for the presentation of financial statements in accordance with International Financial Reporting Standards (IFRS). The main changes implemented were: statement of financial position accounts are presented in order of liquidity and enforceability; the statement of financial position balances for the period are presented in comparison with the end of the immediate previous fiscal year and the remaining statements are compared with the same periods of the previous fiscal year for which they were presented; and the inclusion of the Statement of Comprehensive Income. The changes implemented by the new standards did not impact Net Income or Shareholders' Equity.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all period presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. It is worth mentioning that in the 1st semester of 2020, there was a review of assumptions for certain assets

Notes to the Consolidated Financial Statements

due to the current economic scenario impacted by the pandemic caused by Covid-19. Actual results may differ from those based on estimates and assumptions.

Bradesco's consolidated financial statements were approved by the Board of Directors on July 29, 2020.

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Activity	Equity interest	
		On June 30, 2020	On December 31, 2019
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	100.00%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Banco Bradesco Argentina S.A.U. (2)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (2)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (5)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (2) (5)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	*Holding*	100.00%	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%
Other Activities - Overseas			
Bradesco North America LLC (2)	Services	100.00%	100.00%

Notes to the Consolidated Financial Statements

	Activity	Equity interest	
		On June 30, 2020	On December 31, 2019
Investment Funds (6)			
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	99.98%	99.99%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%

(1) Acquisition of minority interest in January 2020;
(2) The functional currency of these companies abroad is the Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) Accounting information used with date lag of up to 60 days; and
(6) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING PRACTICES

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco's functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending".

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the income statement at the beginning of the risk exposure, based on estimated figures.

Notes to the Consolidated Financial Statements

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Contributions and agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d) Financial instruments

i. Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized

Notes to the Consolidated Financial Statements

in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8.

iii. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

- Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the income statement;

- Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income Statement; and

- Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income statement for the period.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is disclosed in Note 9.

Notes to the Consolidated Financial Statements

e) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

The operations that fall under the requirements of Resolution No. 4,803/20 issued by CMN are being maintained at the same level as they were classified on February 29, 2020.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provisions for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and Statement of Financial Position accounts for the allowance for loan losses are presented in Note 10.

f) Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the

Notes to the Consolidated Financial Statements

30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax (IRPJ) is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, social contribution (CSLL) was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate returned to 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of "Banks" from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 36.

g) Investments in associates and Jointly Controlled Entities

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

The composition of unconsolidated and jointly controlled companies are disclosed in Note 12.

h) Premises and equipment

Corresponds to rights relating to tangible assets intended to maintain activities or exercised for that purpose.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

i) Intangible assets

Corresponds to acquired rights that have as object intangible assets intended for the maintenance of the entity or exercised for this purpose:

- Acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits; and

- Goodwill on acquisition of investments: they are recorded at the amount exceeding the amount paid on the acquisition of investments and are amortized over the estimated time over which the asset is expected to contribute, directly or indirectly, to future cash flow.

Notes to the Consolidated Financial Statements

Intangible assets and the movement in these balances by class are presented in Note 14.

j) Other assets

Other assets include taxes to be offset referring to income tax and social contribution credits from previous years and prepayments not offset in the same year.

They are also classified in this group Prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

Assets not for own use are those received as payment in kind and those that were in use and were deactivated, destined for sale. They are recorded at the lower of the market value and the book value and adjusted through a provision, when applicable.

The composition of Other Assets is presented in Note 15.

k) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l) Deposits and other financial instruments

i. Securities sold under agreements to repurchase and Deposits from customers

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

Notes to the Consolidated Financial Statements

The composition of deposits and Securities sold under agreements to repurchase and funds from issuance of securities, as well as their maturities and amounts recorded in equity and income accounts, are presented in Notes 16a and 17.

ii. Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Notes 18 and 19.

m) Provisions

i. Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

- The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

- The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

- The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

- For health insurance, the Mathematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 3.6% (3.9% on june, 2019) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

- For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.6% (3.9% on june, 2019) per annum;

- The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

- For health insurance, the reserve for events incurred but not reported in SUS (PEONA-SUS) is calculated from the estimate of the amount of events/claims originating in the Unified Health System (SUS), which have occurred and which have not been forwarned. The amount is calculated and reported monthly on the institutional website of the National Supplementary Health Agency (ANS), its form of accounting being supported by the Normative Resolution No. 442/18 in force;

- For Car insurance, and other Elementary Loans, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for events incurred but not reported) provisions are recorded, the purpose of which is to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

Notes to the Consolidated Financial Statements

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 half-year periods, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 half-year periods of the occurrence date;

- The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

- The reserve for unsettled claims (PSL) for life insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

- For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims notified up to the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- For damage insurance, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The supplementary provision for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no supplementary provision for coverage was recognized;

- The supplementary provision for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ – prepared by Fenaprevi) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes; and

- Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.6% (3.9% on june, 2019) per annum.

Notes to the Consolidated Financial Statements

- Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

  - The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

  - The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

  - The supplementary provision for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The liability adequacy test (LAT), which is prepared semi-annually using statistical and actuarial methods based on certain assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ - prepared by Fenaprevi) free from risk and authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the fair value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

  - The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

  - The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

  - The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

  - The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

  - The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

Notes to the Consolidated Financial Statements

- Capitalization bonds:

  - The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

  - The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 21.

ii. Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 – Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which,

Notes to the Consolidated Financial Statements

regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 22.

n) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 35.

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 37 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 3,973/11.

Notes to the Consolidated Financial Statements

4) MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting *vs.* Managerial

Management uses a variety of information, including that derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, which take into consideration, in the consolidation criteria, shared control companies, therefore, differing in part from the criteria of CPC 36.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting *vs.* Managerial:

								R$ thousand
	On June 30, 2020				On December 31, 2019			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets								
Cash and cash equivalents	162,056,751	563,703	(718,348)	161,902,106	61,879,493	(169,575)	(142,585)	61,567,333
Interbank investments and Compulsory deposits with the Brazilian Central Bank	96,688,834	119,168	-	96,808,002	106,343,715	289,981	(162,770)	106,470,926
Securities and derivative financial instruments	615,633,651	4,000,664	49,703,434	669,337,749	609,539,006	4,645,109	43,319,836	657,503,951
Loans and leases	424,173,890	603,927	-	424,777,817	378,911,420	626,975	-	379,538,395
Other financial instruments	118,891,188	2,117,383	(105,214)	120,903,357	119,198,797	1,816,805	(1,023,831)	119,991,771
Expected Credit Loss Associated with Credit Risk	(43,065,857)	(142,923)	-	(43,208,780)	(36,640,425)	(156,064)	-	(36,796,489)
Deferred tax assets	89,146,359	676,182	-	89,822,541	67,400,235	687,808	-	68,088,043
Jointly Controlled Entities	6,102,881	(4,891,224)	-	1,211,657	7,059,270	(5,108,089)	-	1,951,181
Premises and equipment	9,696,363	427,612	-	10,123,975	9,807,176	429,096	-	10,236,272
Intangible assets and goodwill, net of accumulated amortization	11,315,678	3,908,314	-	15,223,992	12,250,976	3,961,741	-	16,212,717
Other assets	23,732,633	1,265,232	(493,144)	24,504,721	23,389,405	1,412,714	(261,442)	24,540,677
Total	**1,514,372,371**	**8,648,038**	**48,386,728**	**1,571,407,137**	**1,359,139,068**	**8,436,501**	**41,729,208**	**1,409,304,777**

Notes to the Consolidated Financial Statements

	On June 30, 2020				On December 31, 2019			R$ thousand
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities								
Deposits from banks	241,406,691	2,714,802	48,920,732	293,042,225	227,819,610	1,239,740	43,735,051	272,794,401
Deposits from customers	491,246,503	(1,211,933)	3,536,481	493,571,051	366,227,541	(1,253,780)	1,821,336	366,795,097
Funds from issuance of securities	161,682,029	22,165	-	161,704,194	170,727,563	15,294	-	170,742,857
Subordinated debt	53,536,785	-	-	53,536,785	49,313,508	-	-	49,313,508
Derivative financial instruments	22,629,911	(65,910)	(2,371,437)	20,192,564	14,244,083	(12,419)	(406,029)	13,825,635
Other financial liabilities	63,027,302	(360,777)	(118,890)	62,547,635	52,197,881	(246,192)	(102,801)	51,848,888
Provisions	311,126,251	1,111,322	(13,472)	312,224,101	311,149,271	1,142,977	(12,812)	312,279,436
Deferred income tax assets	7,497,811	37,912	-	7,535,723	8,070,398	36,790	-	8,107,188
Other liabilities	26,329,576	5,303,856	(1,566,686)	30,066,746	24,956,201	6,411,461	(3,305,537)	28,062,125
Non-controlling interest	755,860	1,096,601	-	1,852,461	709,791	1,102,630	-	1,812,421
Shareholders' equity	135,133,652	-	-	135,133,652	133,723,221	-	-	133,723,221
Total	**1,514,372,371**	**8,648,038**	**48,386,728**	**1,571,407,137**	**1,359,139,068**	**8,436,501**	**41,729,208**	**1,409,304,777**

	2020				2019			In the six month period ended June 30 - R$ thousand
	Accounting Statement of Income	Proportionately consolidated (1) Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated (1) Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	47,046,588	273,601	(645,176)	46,675,013	59,653,353	344,190	523,662	60,521,205
Expenses from financial intermediation	(30,858,196)	(19,450)	(466,372)	(31,344,018)	(21,404,348)	(40,824)	(1,827,449)	(23,272,621)
Financial margin	**16,188,392**	**254,151**	**(1,111,548)**	**15,330,995**	**38,249,005**	**303,366**	**(1,303,787)**	**37,248,584**
Allowance for loan losses	(15,486,650)	(78,080)	-	(15,564,730)	(10,563,031)	(77,972)	-	(10,641,003)
Gross income from financial intermediation	**701,742**	**176,071**	**(1,111,548)**	**(233,735)**	**27,685,974**	**225,394**	**(1,303,787)**	**26,607,581**
Income from insurance, pension plans and capitalization bonds	5,131,107	-	-	5,131,107	4,554,217	3,388	-	4,557,605
Fee and commission income	12,905,921	1,781,816	1,064,983	15,752,720	13,049,677	2,024,068	1,142,893	16,216,638
Personnel expenses	(9,553,919)	(308,606)	-	(9,862,525)	(9,595,004)	(351,111)	-	(9,946,115)
Other administrative expenses	(9,543,264)	(693,864)	101,286	(10,135,842)	(9,595,174)	(647,412)	114,180	(10,128,406)
Tax expenses	(2,332,592)	(239,565)	-	(2,572,157)	(3,319,108)	(253,644)	-	(3,572,752)
Share of profit (loss) of unconsolidated and jointly controlled companies	219,522	(182,415)	-	37,107	602,345	(473,639)	-	128,706
Other operating income / expenses	(7,172,628)	(376,349)	(54,721)	(7,603,698)	(7,367,867)	(276,498)	46,714	(7,597,651)
Operating profit/(loss)	**(9,644,111)**	**157,088**	-	**(9,487,023)**	**16,015,060**	**250,546**	-	**16,265,606**
Non-operating income/(expense)	(59,528)	(4,056)	-	(63,584)	(290,997)	(1,850)	-	(292,847)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	16,591,780	(153,032)	-	16,438,748	(3,861,542)	(248,696)	-	(4,110,238)
Net income	**6,888,141**	-	-	**6,888,141**	**11,862,521**	-	-	**11,862,521**

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, Crediare, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

Notes to the Consolidated Financial Statements

b) Statement of financial position and income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and cash equivalents	157,226,105	4,559,919	194,333	11,310	221,860	(311,421)	161,902,106
Interbank investments and Compulsory deposits with the Brazilian Central Bank	93,690,500	3,114,870	217,506	-	2,632	(217,506)	96,808,002
Securities and derivative financial instruments	335,248,167	28,668,709	308,160,540	1,077	3,797,008	(6,537,752)	669,337,749
Loans and leases	389,134,263	87,171,844	-	-	-	(51,528,290)	424,777,817
Other financial instruments	115,348,417	1,661,086	6,524,322	16,522	251,823	(2,898,813)	120,903,357
Expected Credit Loss Associated with Credit Risk	(41,079,482)	(2,129,298)	-	-	-	-	(43,208,780)
Deferred tax assets	86,917,241	11,793	2,639,188	911	253,408	-	89,822,541
Jointly Controlled Entities	72,607,822	-	1,517,924	-	40,161	(72,954,250)	1,211,657
Premises and equipment	6,887,343	32,713	3,154,687	546	48,686	-	10,123,975
Intangible assets and goodwill, net of accumulated amortization	12,984,986	23,276	2,017,324	1,334	197,072	-	15,223,992
Other assets	21,048,417	433,439	2,609,681	1,066	427,450	(15,332)	24,504,721
Total on June 30, 2020	**1,250,013,779**	**123,548,351**	**327,035,505**	**32,766**	**5,240,100**	**(134,463,364)**	**1,571,407,137**
Total in December 31, 2019	**1,143,262,454**	**121,364,937**	**325,728,842**	**38,243**	**5,014,369**	**(186,104,068)**	**1,409,304,777**

Liabilities							
Deposits from banks	319,798,241	25,127,563	-	-	-	(51,883,579)	293,042,225
Deposits from customers	458,326,606	35,691,862	-	-	-	(447,417)	493,571,051
Funds from issuance of securities	155,844,845	12,118,739	-	-	-	(6,259,390)	161,704,194
Subordinated debt	38,419,830	15,116,955	-	-	-	-	53,536,785
Derivative financial instruments	16,993,409	3,199,155	-	-	-	-	20,192,564
Other financial liabilities	62,188,419	359,216	-	-	-	-	62,547,635
Provisions	30,575,378	657,916	280,584,489	15,246	399,921	(8,849)	312,224,101
Deferred income tax assets	4,400,474	141,700	2,970,359	-	23,190	-	7,535,723
Other liabilities	26,508,836	1,354,048	4,007,978	2,719	1,103,044	(2,909,879)	30,066,746
Non-controlling interest	1,824,089	29,781,197	39,472,679	14,801	3,713,945	(72,954,250)	1,852,461
Shareholders' equity	135,133,652	-	-	-	-	-	135,133,652
Total on June 30, 2020	**1,250,013,779**	**123,548,351**	**327,035,505**	**32,766**	**5,240,100**	**(134,463,364)**	**1,571,407,137**
Total in December 31, 2019	**1,143,262,454**	**121,364,937**	**325,728,842**	**38,243**	**5,014,369**	**(186,104,068)**	**1,409,304,777**

Notes to the Consolidated Financial Statements

	In the six month period ended June 30 - R$ thousand						
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	34,152,343	3,100,495	10,647,404	1,077	68,671	(1,294,977)	46,675,013
Expenses from financial intermediation	(22,416,222)	(1,154,880)	(9,067,870)	-	(23)	1,294,977	(31,344,018)
Financial margin	**11,736,121**	**1,945,615**	**1,579,534**	**1,077**	**68,648**	-	**15,330,995**
Allowance for loan losses	(15,169,137)	(395,593)	-	-	-	-	(15,564,730)
Gross income from financial intermediation	**(3,433,016)**	**1,550,022**	**1,579,534**	**1,077**	**68,648**	-	**(233,735)**
Income from insurance, pension plans and capitalization bonds	-	-	5,114,622	4,502	-	11,983	5,131,107
Fee and commission income	14,540,952	194,371	925,218	-	135,239	(43,060)	15,752,720
Personnel expenses	(8,705,023)	(145,903)	(952,162)	(1,542)	(57,895)	-	(9,862,525)
Other administrative expenses	(9,428,818)	(159,794)	(709,036)	(4,737)	(122,087)	288,630	(10,135,842)
Tax expenses	(2,015,498)	(9,650)	(514,877)	(92)	(32,040)	-	(2,572,157)
Share of profit (loss) of unconsolidated and jointly controlled companies	(4,585)	-	39,407	-	2,285	-	37,107
Other operating income / expenses	(6,064,722)	(58,101)	(1,256,506)	(1,405)	34,589	(257,553)	(7,603,698)
Operating profit/(loss)	**(15,110,710)**	**1,370,945**	**4,226,200**	**(2,197)**	**28,739**	-	**(9,487,023)**
Non-operating income/(expense)	(57,060)	19,317	(25,873)	-	32	-	(63,584)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	18,564,649	(424,987)	(1,680,430)	1,108	(21,592)	-	16,438,748
Net Income in June 30, 2020	**3,396,879**	**965,275**	**2,519,897**	**(1,089)**	**7,179**	-	**6,888,141**
Net Income in June 30, 2019	**7,077,176**	**1,065,052**	**3,645,153**	**1,667**	**73,473**	-	**11,862,521**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5) CASH AND CASH EQUIVALENTS

	R$ thousand	
	On June 30, 2020	On December 31, 2019
Cash and due from banks in domestic currency	16,741,074	14,802,308
Cash and due from banks in foreign currency	5,562,068	4,185,462
Investments in gold	1,715	892
Total cash and due from banks	**22,304,857**	**18,988,662**
Interbank investments (1)	139,751,894	42,890,831
Total cash and cash equivalents	**162,056,751**	**61,879,493**

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Notes to the Consolidated Financial Statements

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019
Securities purchased under agreements to resell:						
Own portfolio position	**4,782,143**	**1,360,379**	**-**	**-**	**6,142,522**	**4,431,308**
• National treasury notes	2,857,925	1,159,002	-	-	4,016,927	2,777,685
• National treasury bills	-	201,377	-	-	201,377	227,214
• Debentures	-	-	-	-	-	5,024
• Other	1,924,218	-	-	-	1,924,218	1,421,385
Funded position	**212,085**	**818,721**	**-**	**-**	**1,030,806**	**661,081**
• National treasury notes	212,085	818,721	-	-	1,030,806	526,858
• National treasury bills	-	-	-	-	-	134,223
Unrestricted position	**-**	**1,119,394**	**-**	**-**	**1,119,394**	**2,859,289**
• National treasury bills	-	1,119,394	-	-	1,119,394	2,859,289
Subtotal - Loans	**4,994,228**	**3,298,494**	**-**	**-**	**8,292,722**	**7,951,678**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	896,699	2,283,791	1,621,629	2,647,151	7,449,270	7,769,712
• Allowance for losses	-	(130)	(4)	(2,228)	(2,362)	(13)
Subtotal - Loans	**896,699**	**2,283,661**	**1,621,625**	**2,644,923**	**7,446,908**	**7,769,699**
On June 30, 2020	**5,890,927**	**5,582,155**	**1,621,625**	**2,644,923**	**15,739,630**	
%	**37.4**	**35.5**	**10.3**	**16.8**	**100.0**	
On December 31, 2019	**4,827,252**	**5,928,573**	**3,219,405**	**1,746,147**		**15,721,377**
%	**30.7**	**37.7**	**20.5**	**11.1**		**100.0**

b) Income from interbank investments

Presented in the statement of income as revenue from financial intermediation – operations with securities.

	In the six month period ended June 30 - R$ thousand	
	2020	**2019**
Income from investments in purchase and sale commitments:		
• Own portfolio position	375,061	765,868
• Funded position	1,504,694	2,608,958
• Unrestricted position	1,472,958	296,505
Subtotal - Loans	**3,352,713**	**3,671,331**
Income from interest-earning deposits in other banks	**243,220**	**209,240**
Total (Nota 9f III) (1)	**3,595,933**	**3,880,571**

(1) Includes the result of Interbank Investments up to 90 days, called Cash Equivalents (Note 5).

Notes to the Consolidated Financial Statements

7) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

	R$ thousand		
	Remuneration	On June 30, 2020	On December 31, 2019
Compulsory deposit – demand deposits	not remunerated	7,583,882	7,042,022
Compulsory deposit – savings deposits	savings index	24,409,583	22,619,432
Compulsory deposit – time deposits	Selic rate	48,955,739	60,960,884
Total		**80,949,204**	**90,622,338**

For more information on compulsory deposits, see Note 37.

b) Revenue from reserve requirement

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Reserve requirement – Bacen (Compulsory deposit)	1,274,777	2,264,107
Reserve requirement – SFH (1)	3,345	18,076
Total	**1,278,122**	**2,282,183**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

Notes to the Consolidated Financial Statements

8) SECURITIES

Information related to securities as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

R$ thousand

	Financial	Insurance Group		Other Activities	On June 30, 2020	%	On December 31, 2019	%
		Insurance and Capitalization bonds	Pension plans					
Trading securities	**37,264,536**	**12,455,759**	**177,659,317**	**7,563**	**227,387,175**	**38.6**	**236,060,067**	**39.7**
- Government securities	28,613,235	9,211,775	151,192,817	7,563	189,025,390	32.1	201,299,359	33.8
- Corporate securities	8,651,301	3,243,984	26,466,500	-	38,361,785	6.5	34,760,708	5.9
Available-for-sale securities (2)	**200,739,456**	**30,620,534**	**20,673,079**	**8,658**	**252,041,727**	**43.0**	**261,892,475**	**44.0**
- Government securities	101,948,070	21,825,323	19,819,230	8,107	143,600,730	24.4	169,268,728	28.4
- Corporate securities	98,791,386	8,795,211	853,849	551	108,440,997	18.6	92,623,747	15.6
Held-to-maturity securities (2)	**77,826,058**	**5,632,373**	**25,149,268**	**-**	**108,607,699**	**18.4**	**97,075,274**	**16.3**
- Government securities	69,997,349	5,632,373	25,149,268	-	100,778,990	17.1	88,687,050	14.9
- Corporate securities	7,828,709	-	-	-	7,828,709	1.3	8,388,224	1.4
Total	**315,830,050**	**48,708,666**	**223,481,664**	**16,221**	**588,036,601**	**100.0**	**595,027,816**	**100.0**
							-	
- Government securities	200,558,654	36,669,471	196,161,315	15,670	433,405,110	73.7	459,255,137	77.2
- Corporate securities	115,271,396	12,039,195	27,320,349	551	154,631,491	26.3	135,772,679	22.8
Total	**315,830,050**	**48,708,666**	**223,481,664**	**16,221**	**588,036,601**	**100.0**	**595,027,816**	**100.0**

Notes to the Consolidated Financial Statements

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

R$ thousand

Securities	On June 30, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**4,225,696**	**2,022,545**	**1,151,278**	**29,865,017**	**37,264,536**	**37,418,218**	**(153,682)**	**39,707,244**	**93,192**
Financial treasury bills	-	136,099	298,313	12,634,955	13,069,367	13,072,987	(3,620)	16,943,056	1,741
National treasury notes	-	115,367	315,748	11,151,352	11,582,467	11,349,274	233,193	7,552,980	363,105
Financial bills	51,207	43,762	-	231,052	326,021	420,370	(94,349)	499,332	(4,117)
Debentures	34	1,897	-	564,903	566,834	611,024	(44,190)	798,746	(187,722)
National treasury bills	271,982	541,359	425,808	1,336,015	2,575,164	2,567,007	8,157	7,992,245	15,809
Brazilian foreign debt securities	-	-	245	784,142	784,387	745,747	38,640	47,308	41
Other	3,902,473	1,184,061	111,164	3,162,598	8,360,296	8,651,809	(291,513)	5,873,577	(95,665)
- Insurance companies and capitalization bonds	**2,787,836**	**25,344**	**340,992**	**9,301,587**	**12,455,759**	**12,439,001**	**16,758**	**12,467,053**	**14,518**
Financial treasury bills	-	277	203,467	8,556,404	8,760,148	8,759,435	713	7,802,486	5,481
Financial bills	13,917	25,067	28,868	42,836	110,688	111,119	(431)	122,133	(11)
Other	2,773,919	-	108,657	702,347	3,584,923	3,568,447	16,476	4,542,434	9,048
- Pension plans	**8,098,689**	**7,424,747**	**13,921,839**	**148,214,042**	**177,659,317**	**176,814,579**	**844,738**	**183,840,242**	**2,512,671**
Financial treasury bills	-	631,582	9,422,657	109,786,780	119,841,019	119,887,423	(46,404)	118,902,401	15,660
National treasury notes	-	129,317	803,958	26,729,866	27,663,141	26,736,988	926,153	29,841,115	1,772,594
National treasury bills	88,542	64,185	39,367	3,496,564	3,688,658	3,604,678	83,980	11,283,357	725,110
Financial bills	2,018,293	5,742,269	2,794,061	2,835,692	13,390,315	13,417,194	(26,879)	12,896,236	1,815
Debentures	-	595,154	282,604	4,735,758	5,613,516	5,704,814	(91,298)	3,903,215	(3,819)
Other	5,991,854	262,240	579,192	629,382	7,462,668	7,463,482	(814)	7,013,918	1,311
- Other activities	-	-	**2,717**	**4,846**	**7,563**	**7,565**	**(2)**	**45,528**	**(1)**
Financial treasury bills	-	-	2,717	4,846	7,563	7,565	(2)	7,433	(1)
Other	-	-	-	-	-	-	-	38,095	-
Total	**15,112,221**	**9,472,636**	**15,416,826**	**187,385,492**	**227,387,175**	**226,679,363**	**707,812**	**236,060,067**	**2,620,380**

Notes to the Consolidated Financial Statements

II) Available-for-sale securities

R$ thousand

Securities (2)	On June 30, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**11,459,848**	**13,138,558**	**50,063,920**	**126,077,130**	**200,739,456**	**200,988,589**	**(249,133)**	**211,376,940**	**4,706,462**
National treasury bills	3,474,925	1,784,590	20,121,700	29,802,033	55,183,248	52,525,947	2,657,301	79,985,442	2,573,700
Debentures	-	2,808,637	2,844,037	58,858,750	64,511,424	68,489,351	(3,977,927)	58,020,747	(232,585)
National treasury notes	-	96,394	17,551,106	11,014,582	28,662,082	27,343,045	1,319,037	35,425,785	1,902,624
Foreign corporate securities	1,665,253	-	113,627	6,745,042	8,523,922	8,327,742	196,180	7,442,004	268,638
Shares	3,345,652	-	-	-	3,345,652	3,524,965	(179,313)	3,566,928	(5,980)
Foreign government bonds	1,135,190	5,056,655	1,190,945	-	7,382,790	7,356,099	26,691	6,454,893	5,334
Promissory Notes	-	1,109,977	4,233,142	1,293,785	6,636,904	6,643,373	(6,469)	2,870,278	13,026
Certificates of real estate receivables	-	-	190,848	2,243,360	2,434,208	2,542,166	(107,958)	1,904,837	60,544
Other	1,838,828	2,282,305	3,818,515	16,119,578	24,059,226	24,235,901	(176,675)	15,706,026	121,161
- Insurance companies and capitalization bonds	**8,762,751**	**471,125**	**508,655**	**20,878,003**	**30,620,534**	**27,544,375**	**3,076,159**	**29,403,213**	**3,111,562**
National treasury notes	-	471,125	504,841	17,987,233	18,963,199	17,473,658	1,489,541	19,946,493	2,046,359
Shares	8,761,084	-	-	-	8,761,084	7,396,124	1,364,960	5,165,489	804,612
National treasury bills	-	-	-	2,836,687	2,836,687	2,649,413	187,274	4,233,009	242,923
Other	1,667	-	3,814	54,083	59,564	25,180	34,384	58,222	17,668
- Pension plans	**783,707**	**8,128**	**685,987**	**19,195,257**	**20,673,079**	**17,079,612**	**3,593,467**	**21,103,925**	**4,975,420**
National treasury notes	-	8,128	679,915	19,076,702	19,764,745	16,138,400	3,626,345	19,894,915	4,746,840
Shares	783,707	-	-	-	783,707	829,733	(46,026)	1,099,390	214,347
Debentures	-	-	-	70,142	70,142	56,987	13,155	80,190	14,233
Other	-	-	6,072	48,413	54,485	54,492	(7)	29,430	-
- Other activities	**551**	**-**	**8,107**	**-**	**8,658**	**8,266**	**392**	**8,397**	**271**
Other	551	-	8,107	-	8,658	8,266	392	8,397	271
Subtotal - Loans	**21,006,857**	**13,617,811**	**51,266,669**	**166,150,390**	**252,041,727**	**245,620,842**	**6,420,885**	**261,892,475**	**12,793,715**
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(1,093,191)	-	(269,021)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	1,186,671	-	(545,381)
Total	**21,006,857**	**13,617,811**	**51,266,669**	**166,150,390**	**252,041,727**	**245,620,842**	**6,514,365**	**261,892,475**	**11,979,313**

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

R$ thousand

Securities (2)	On June 30, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**7,925,781**	**4,918,106**	**4,728**	**64,977,443**	**77,826,058**	**80,440,033**	**2,613,975**	**67,096,679**	**2,464,037**
National treasury bills	7,925,658	4,906,330	-	38,812,433	51,644,421	53,746,205	2,101,784	57,884,427	1,848,510
Certificates of real estate receivables	-	10,768	3,826	7,814,116	7,828,710	7,711,063	(117,647)	8,388,224	489,378
National treasury notes	123	1,008	902	18,350,894	18,352,927	18,982,765	629,838	820,887	126,149
Other	-	-	-	-	-	-	-	3,141	-
- Insurance companies and capitalization bonds	-	-	**5,786**	**5,626,587**	**5,632,373**	**6,671,778**	**1,039,405**	**5,598,491**	**1,721,486**
National treasury notes	-	-	5,786	5,626,587	5,632,373	6,671,778	1,039,405	5,598,491	1,721,486
- Pension plans	-	-	**9,703,070**	**15,446,198**	**25,149,268**	**31,968,693**	**6,819,425**	**24,380,104**	**7,579,996**
National treasury notes	-	-	9,703,070	15,446,198	25,149,268	31,968,693	6,819,425	24,380,104	7,579,996
Total	**7,925,781**	**4,918,106**	**9,713,584**	**86,050,228**	**108,607,699**	**119,080,504**	**10,472,805**	**97,075,274**	**11,765,519**

Notes to the Consolidated Financial Statements

c) Breakdown of the portfolios by financial statement classification

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020 (3) (4)	On December 31, 2019 (3) (4)
Own portfolio	**42,245,146**	**26,068,399**	**50,346,631**	**376,317,496**	**494,977,672**	**441,008,311**
Fixed income securities	**24,151,262**	**26,068,399**	**50,346,631**	**376,317,496**	**476,883,788**	**424,498,848**
• National treasury notes	123	821,338	23,380,335	115,080,164	139,281,960	120,701,040
• Financial treasury bills	-	869,569	9,631,131	122,231,713	132,732,413	133,789,096
• National treasury bills	11,221,630	5,588,833	1,646,823	43,114,165	61,571,451	49,175,009
• Debentures	34	3,251,806	3,126,641	59,656,113	66,034,594	59,286,947
• Financial bills	2,083,417	5,811,099	2,934,732	3,364,721	14,193,969	13,827,308
• Certificates of real estate receivables	-	10,768	194,674	10,157,658	10,363,100	10,450,403
• Foreign government bonds	1,140,170	5,623,761	1,190,945	29,759	7,984,635	6,871,066
• Foreign corporate securities	1,925,246	549,200	289,421	5,746,160	8,510,027	7,315,967
• Brazilian foreign debt securities	-	-	817,222	8,166,260	8,983,482	1,345,187
• Promissory Notes	-	1,309,308	4,740,023	1,507,032	7,556,363	3,303,864
• Bank deposit certificates	119,424	93,896	111,439	334,677	659,436	811,535
• Other	7,661,218	2,138,821	2,283,245	6,929,074	19,012,358	17,621,426
Equity securities	**18,093,884**	-	-	-	**18,093,884**	**16,509,463**
• Shares of other companies	18,093,884	-	-	-	18,093,884	16,509,463
Restricted securities	**1,799,713**	**1,940,154**	**22,565,517**	**62,144,879**	**88,450,263**	**150,029,731**
Subject to repurchase agreements	**1,660,884**	**1,836,184**	**17,138,545**	**43,509,480**	**64,145,093**	**123,086,775**
• National treasury bills	539,476	1,697,692	15,242,611	31,717,187	49,196,966	98,773,575
• Foreign corporate securities	1,121,408	-	-	4,001,732	5,123,140	2,892,332
• National treasury notes	-	-	1,827,796	3,082,121	4,909,917	16,687,529
• Brazilian foreign debt securities	-	-	-	718,438	718,438	449,054
• Debentures	-	138,492	-	3,833,019	3,971,511	3,604,716
• Financial treasury bills	-	-	68,138	156,983	225,121	679,569
Given in guarantee to the Brazilian Central Bank	-	-	**4,358,867**	**826,974**	**5,185,841**	**4,063,389**
• National treasury bills	-	-	-	-	-	4,063,389
• National treasury notes	-	-	4,358,867	826,974	5,185,841	-
Privatization rights	-	-	-	**31,958**	**31,958**	**34,384**
Given in guarantee	**138,829**	**103,970**	**1,068,105**	**17,776,467**	**19,087,371**	**22,845,183**
• National treasury notes	-	-	2,097	5,718,281	5,720,378	4,692,368
• National treasury bills	-	9,939	212,509	1,452,378	1,674,826	7,267,365
• Financial treasury bills	-	78,640	853,499	9,631,939	10,564,078	10,721,947

Notes to the Consolidated Financial Statements

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020 (3) (4)	On December 31, 2019 (3) (4)
						R$ thousand
• Other	138,829	15,391	-	973,869	1,128,089	163,503
Securities sold under repurchase agreements - unrestricted	-	-	**3,484,931**	**1,123,735**	**4,608,666**	**3,989,774**
• National treasury bills	-	-	3,484,931	-	3,484,931	2,099,138
• National treasury notes	-	-	-	1,123,735	1,123,735	1,890,636
Total	**44,044,859**	**28,008,553**	**76,397,079**	**439,586,110**	**588,036,601**	**595,027,816**
%	**7.4**	**4.8**	**13.0**	**74.8**	**100.0**	**100.0**

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities";
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as from June 30, 2020, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$20,009,471 thousand, without any result, as the result (gain) in the gross amount of R$1,794,263 thousand, is being retained in shareholders' equity and will be recognized in income over the remaining period of the securities, according to article 5 of said Circular (in the first semester of 2020 and 2019, there were no sales or reclassifications of securities classified in this category);
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

d) Impairment for Securities

In the first semester of 2020, there was a constitution due to impairment of financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held until Maturity" in the amount of R$644,987 thousand (2019 - R$85,873 thousand), net of constitution/reversal and which includes the result from a sale or transfer of financial assets and impairment of shares, classified in the category available for sale in the amount of R$446,413 thousand (2019 - R$22 thousand), totaling R$1,091,400 thousand (2019 - R$85,895 thousand).

Notes to the Consolidated Financial Statements

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco's overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategy are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure's key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

Notes to the Consolidated Financial Statements

a) Amount of derivative financial instruments recognized by index

										R$ thousand
	Total on June 30, 2020					Total in December 31, 2019				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts										
Purchase commitments:	**124,072,300**		**22,051**	**-**	**22,051**	**140,426,077**		**20,290**	**-**	**20,290**
- Interbank market	85,493,591	-	20,514	-	20,514	108,149,874	-	12,659	-	12,659
- Foreign currency	35,732,591	-	480	-	480	30,351,663	-	5,560	-	5,560
- Other	2,846,118	1,614,372	1,057	-	1,057	1,924,540	777,414	2,071	-	2,071
Sale commitments:	**175,248,970**	**-**	**(26,985)**	**-**	**(26,985)**	**231,911,105**		**(23,676)**	**-**	**(23,676)**
- Interbank market (1)	130,577,934	45,084,343	(24,517)	-	(24,517)	153,544,202	45,394,328	(18,640)	-	(18,640)
- Foreign currency (2)	43,439,290	7,706,699	(718)	-	(718)	77,219,777	46,868,114	(1,840)	-	(1,840)
- Other	1,231,746	-	(1,750)	-	(1,750)	1,147,126	-	(3,196)	-	(3,196)
Option contracts										
Purchase commitments:	**146,443,305**		**2,364,568**	**1,483,906**	**3,848,474**	**145,317,995**		**1,489,325**	**310,565**	**1,799,890**
- Interbank market	133,178,165	-	1,489,487	185,484	1,674,971	130,179,263	-	617,942	153,980	771,922
- Foreign currency	11,632,037	-	782,404	1,282,197	2,064,601	14,233,062	1,019,989	808,235	131,756	939,991
- Other	1,633,103	54,083	92,677	16,225	108,902	905,670	-	63,148	24,829	87,977
Sale commitments:	**158,748,162**	**-**	**(2,424,440)**	**(785,504)**	**(3,209,944)**	**253,288,998**		**(1,519,642)**	**(12,609)**	**(1,532,251)**
- Interbank market	143,593,166	10,415,001	(1,676,312)	(187,455)	(1,863,767)	238,999,513	108,820,250	(891,953)	(130,183)	(1,022,136)
- Foreign currency	13,575,976	1,943,939	(528,897)	(681,361)	(1,210,258)	13,213,073	-	(545,433)	124,936	(420,497)
- Other	1,579,020	-	(219,231)	83,312	(135,919)	1,076,412	170,742	(82,256)	(7,362)	(89,618)
Forward contracts										
Purchase commitments:	**25,510,316**		**5,358,046**	**(1,584)**	**5,356,462**	**16,258,721**		**1,428,434**	**1,328**	**1,429,762**
- Interbank market	240,230	240,230	1,859	(1,584)	275	232,706	232,706	1,859	1,328	3,187
- Foreign currency	21,248,692	3,069,982	2,295,402	-	2,295,402	13,794,259	-	(251,175)	-	(251,175)
- Other	4,021,394	3,362,254	3,060,785	-	3,060,785	2,231,756	1,563,753	1,677,750	-	1,677,750
Sale commitments:	**18,837,850**		**(1,267,725)**	**(11,132)**	**(1,278,857)**	**15,834,563**		**125,532**	**(2,167)**	**123,365**
- Foreign currency (2)	18,178,710	-	(1,007,656)	-	(1,007,656)	15,166,560	1,372,301	107,747	-	107,747
- Other	659,140	-	(260,069)	(11,132)	(271,201)	668,003	-	17,785	(2,167)	15,618

Notes to the Consolidated Financial Statements

R$ thousand

	Total on June 30, 2020					Total in December 31, 2019				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Swap contracts										
Assets (long position):	**65,372,446**		**14,014,732**	**3,621,116**	**17,635,848**	**70,032,236**		**9,668,531**	**987,011**	**10,655,542**
- Interbank market	5,001,454	3,777,006	63,284	60,502	123,786	7,703,103	3,424,228	118,969	85,416	204,385
- Fixed rate	22,507,706	10,219,935	3,944,770	47,250	3,992,020	38,714,923	19,364,909	8,253,671	(515,320)	7,738,351
- Foreign currency	34,006,172	7,188,074	9,641,153	3,135,671	12,776,824	19,746,372	-	1,032,687	1,066,491	2,099,178
- IGPM	619,553	-	183,460	125,708	309,168	670,554	-	124,132	118,554	242,686
- Other	3,237,561	-	182,065	251,985	434,050	3,197,284	-	139,072	231,870	370,942
Liabilities (unrestricted position):	**45,947,816**		**(13,993,189)**	**(3,386,721)**	**(17,379,910)**	**52,232,961**		**(9,044,701)**	**(3,161,114)**	**(12,205,815)**
- Interbank market	1,224,448	-	(121,574)	32,825	(88,749)	4,278,875	-	(179,169)	76,722	(102,447)
- Fixed rate	12,287,771	-	(1,464,607)	(1,898,330)	(3,362,937)	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)
- Foreign currency	26,818,098	-	(11,579,040)	(933,843)	(12,512,883)	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)
- IGPM	863,000	243,447	(239,495)	(170,153)	(409,648)	893,000	222,446	(167,300)	(170,755)	(338,055)
- Other	4,754,499	1,516,938	(588,473)	(417,220)	(1,005,693)	6,227,704	3,030,420	(400,758)	(445,801)	(846,559)
Total	**760,181,165**		**4,047,058**	**920,081**	**4,967,139**	**925,302,656**		**2,144,093**	**(1,876,986)**	**267,107**

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$88,412,963 thousand (R$76,405,734 thousand in December 31, 2019); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$21,619,822 thousand (R$21,015,183 thousand in December 31, 2019) (Note 9f II);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$29,652,250 thousand (R$64,376,717 thousand in December 31, 2019), contemplating the capital reduction carried out in the first semester of 2020, in the amount of R$59,546,684 thousand; and
(3) Reflects the net balance between the Asset and Liability position.

Notes to the Consolidated Financial Statements

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	Total on June 30, 2020									Total in December 31, 2019
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	14,014,732	3,621,116	17,635,848	63.9	1,050,057	1,472,579	970,310	14,142,902	17,635,848	10,655,542
Adjustment receivable - future	22,051	-	22,051	0.1	2,900	12	114	19,025	22,051	20,290
Receivable forward purchases	5,688,871	(1,584)	5,687,287	20.6	3,285,533	1,001,035	946,951	453,768	5,687,287	1,747,792
Receivable forward sales (1)	414,522	(11,132)	403,390	1.5	93,098	142,458	29,763	138,071	403,390	287,676
Premiums on exercisable options	2,364,568	1,483,906	3,848,474	13.9	553,735	228,184	1,163,947	1,902,608	3,848,474	1,799,890
Total assets (A)	**22,504,744**	**5,092,306**	**27,597,050**	**100.0**	**4,985,323**	**2,844,268**	**3,111,085**	**16,656,374**	**27,597,050**	**14,511,190**
Adjustment payables - swaps	(13,993,189)	(3,386,721)	(17,379,910)	76.8	(1,226,953)	(2,091,862)	(1,023,689)	(13,037,406)	(17,379,910)	(12,205,815)
Adjustment payables - future	(26,985)	-	(26,985)	0.1	(6,744)	-	(344)	(19,897)	(26,985)	(23,676)
Payable forward purchases	(330,825)	-	(330,825)	1.5	(113,057)	(47,590)	(86,693)	(83,485)	(330,825)	(318,030)
Payable forward sales	(1,682,247)	-	(1,682,247)	7.4	(698,760)	(206,912)	(403,738)	(372,837)	(1,682,247)	(164,311)
Premiums on written options	(2,424,440)	(785,504)	(3,209,944)	14.2	(278,268)	(175,544)	(1,197,113)	(1,559,019)	(3,209,944)	(1,532,251)
Total liabilities (B)	**(18,457,686)**	**(4,172,225)**	**(22,629,911)**	**100.0**	**(2,323,782)**	**(2,521,908)**	**(2,711,577)**	**(15,072,644)**	**(22,629,911)**	**(14,244,083)**
Net Effect (A-B)	**4,047,058**	**920,081**	**4,967,139**		**2,661,541**	**322,360**	**399,508**	**1,583,730**	**4,967,139**	**267,107**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – (Nominal Value)

R$ thousand

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 2020	Total in December 31, 2019
Futures contracts (1)	72,219,462	15,868,590	89,083,597	122,149,621	299,321,270	372,337,182
Option contracts	75,100,050	6,494,402	210,982,609	12,614,406	305,191,467	398,606,993
Forward contracts (1)	20,952,324	8,520,006	8,805,697	6,070,139	44,348,166	32,093,284
Swap contracts	11,138,552	12,697,482	13,683,166	73,801,062	111,320,262	122,265,197
Total on June 30, 2020	**179,410,388**	**43,580,480**	**322,555,069**	**214,635,228**	**760,181,165**	
Total in December 31, 2019	**553,466,755**	**80,674,625**	**84,555,049**	**206,606,227**		**925,302,656**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Notes to the Consolidated Financial Statements

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousand	
	On June 30, 2020	Total in December 31, 2019
Government securities		
National treasury bills	-	4,620,246
National treasury notes	6,204,419	5,270,514
Total	**6,204,419**	**9,890,760**

e) Revenues and expenses, net

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Swap contracts	1,299,168	270,762
Forward contracts (1)	(837,881)	270,761
Option contracts	722,795	(478,165)
Futures contracts (1)	(20,342,470)	(1,263,464)
Foreign exchange variation of assets and liabilities overseas	6,442,345	(269,829)
Total (Note 9f III)	**(12,716,043)**	**(1,469,935)**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousand	
	Total on June 30, 2020	Total in December 31, 2019
B3 (stock exchange)	560,038,001	739,773,021
B3 (over-the-counter)	**145,433,669**	**143,904,600**
- Financial Institutions	45,215,328	62,540,939
- Companies	99,854,757	80,946,338
- Individuals	363,584	417,323
Overseas (stock exchange) (1)	32,643,254	18,292,330
Overseas (over-the-counter) (1)	22,066,241	23,332,705
Total	**760,181,165**	**925,302,656**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand	
	Total on June 30, 2020	Total in December 31, 2019
Risk received in credit Swaps:	**5,207,013**	**3,894,982**
- Debt securities issued by companies	1,061,276	791,045
- Bonds of the Brazilian public debt	3,862,628	3,056,778
- Bonds of foreign public debt	283,109	47,159
Risk transferred in credit Swaps:	**(629,740)**	**(1,108,443)**
- Brazilian public debt derivatives	(191,660)	(181,382)
- Foreign public debt derivatives	(438,080)	(927,061)
Total net credit risk value	**4,577,273**	**2,786,539**
Effect on Shareholders' Equity	**72,815**	**84,382**
Remuneration on the counterparty receiving the risk	**(175,138)**	**(11,945)**

Notes to the Consolidated Financial Statements

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On June 30, 2020, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the statement of income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy				R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	21,619,822	21,755,101	192,051	105,628
Hedge of interest payments on funding (2)	88,412,963	87,497,724	(651,515)	(358,333)
Total on June 30, 2020	**110,032,785**	**109,252,825**	**(459,464)**	**(252,705)**
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in December 31, 2019	**97,420,917**	**97,069,508**	**119,653**	**65,809**

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates until 2021, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2022, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the statement of income, amount to R$(54,708) thousand.

There were no gains/(losses) related to the ineffectiveness of the cash flow hedge recorded in the statement of income in the first semester of 2020 and in 2019.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the statement of income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy				R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,195,995	1,193,004	(633,727)	(348,550)
Total on June 30, 2020	**2,195,995**	**1,193,004**	**(633,727)**	**(348,550)**
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in December 31, 2019	**1,919,177**	**925,820**	**(388,674)**	**(213,771)**

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$(3,801) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in first semester of 2020 was R$(14,859) thousand (R$(1,049) thousand in 2019).

III) Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	In the six month period ended June 30 - R$ thousand	
	2020	**2019**
Fixed income securities (1)	13,330,387	10,960,257
Interbank investments (Note 6b)	3,595,933	3,880,571
Equity securities (2)	(951,084)	429,771
Subtotal - Loans	**15,975,236**	**15,270,599**
Income from insurance, pension plans and capitalization bonds (2)	1,644,708	4,874,411
Net gain or (loss) from derivative financial instruments (Note 9e)	(12,716,043)	(1,469,935)
Total	**4,903,901**	**18,675,075**

(1) In the first semester of 2020, there were impairment losses of financial assets (mostly debentures), in the amount of R$58,036 thousand (R$85,873 thousand in 2019), net of constitution/reversal. Including the result from a sale or transfer of financial assets, we would have an impairment of R$644,987 thousand; and

(2) In the first semester of 2020, there were losses due to stock impairment in the amount of R$446,413 thousand (2019 - R$22 thousand).

Notes to the Consolidated Financial Statements

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

										R$ thousand
	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 2020 (A)	% (4)	Total in December 31, 2019 (A)	% (4)
Discounted trade receivables and loans (1)	20,980,996	12,597,657	11,420,382	26,480,106	43,224,214	101,566,879	216,270,234	39.6	185,347,428	36.1
Financing and on-lending	4,641,800	4,508,732	4,369,128	12,178,736	27,845,064	109,724,210	163,267,670	29.9	144,416,003	28.0
Agricultural and agribusiness loans	1,314,523	1,480,610	1,657,801	3,637,600	4,090,975	7,191,494	19,373,003	3.5	20,392,848	4.0
Subtotal - Loans	**26,937,319**	**18,586,999**	**17,447,311**	**42,296,442**	**75,160,253**	**218,482,583**	**398,910,907**	**73.0**	**350,156,279**	**68.1**
Leases	118,436	97,636	102,013	263,506	481,101	1,845,644	2,908,336	0.5	2,726,858	0.5
Advances on foreign exchange contracts (2)	2,065,992	2,883,703	1,270,942	3,777,838	2,925,854	38,599	12,962,928	2.4	15,684,618	3.0
Subtotal - Loans	**29,121,747**	**21,568,338**	**18,820,266**	**46,337,786**	**78,567,208**	**220,366,826**	**414,782,171**	**75.9**	**368,567,755**	**71.6**
Other receivables (3)	15,920,968	8,014,571	5,643,644	6,772,040	3,845,606	460,388	40,657,217	7.4	57,312,929	11.1
Credit portfolio	**45,042,715**	**29,582,909**	**24,463,910**	**53,109,826**	**82,412,814**	**220,827,214**	**455,439,388**	**83.3**	**425,880,684**	**82.7**
Acquisition of credit card receivables	3,958,058	1,299,501	1,485,842	810,605	164,654	-	7,718,660	1.4	9,485,622	1.8
Subtotal - Loans	**49,000,773**	**30,882,410**	**25,949,752**	**53,920,431**	**82,577,468**	**220,827,214**	**463,158,048**	**84.7**	**435,366,306**	**84.5**
Sureties and guarantees	2,186,479	1,087,835	841,827	6,848,959	14,926,099	56,524,925	82,416,124	15.1	78,231,145	15.2
Guarantee given on rural loans assigned	-	-	-	9,692	-	50,982	60,674	-	60,757	-
Letters of credit for imports	31,439	51,793	84,872	94,317	26,231	1,021,420	1,310,072	0.2	1,411,197	0.3
Confirmed exports loans	1,444	1,602	-	5,378	22,832	-	31,256	-	20,227	-
Total - Memorandum accounts	**2,219,362**	**1,141,230**	**926,699**	**6,958,346**	**14,975,162**	**57,597,327**	**83,818,126**	**15.3**	**79,723,326**	**15.5**
Total on June 30, 2020	**51,220,135**	**32,023,640**	**26,876,451**	**60,878,777**	**97,552,630**	**278,424,541**	**546,976,174**	**100.0**		
Total on December 31, 2019	**58,848,500**	**34,555,194**	**25,618,740**	**62,116,622**	**81,107,695**	**252,842,881**			**515,089,632**	**100.0**

Notes to the Consolidated Financial Statements

	R$ thousand								
	Non-performing loans								
	Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total on June 30, 2020 (B)	% (4)	Total in December 31, 2019 (B)	% (4)
Discounted trade receivables and loans (1)	978,092	934,200	1,134,179	2,544,357	3,583,263	9,174,091	87.1	9,311,845	81.4
Financing and on-lending	186,614	152,502	116,873	233,863	177,339	867,191	8.2	975,701	8.5
Agricultural and agribusiness loans	26,583	17,759	14,102	14,331	37,346	110,121	1.0	165,321	1.4
Subtotal - Loans	**1,191,289**	**1,104,461**	**1,265,154**	**2,792,551**	**3,797,948**	**10,151,403**	**96.3**	**10,452,867**	**91.3**
Leases	1,192	843	735	1,595	579	4,944	-	25,473	0.2
Advances on foreign exchange contracts (2)	5,784	-	2,486	-	-	8,270	0.1	372,646	3.3
Subtotal - Loans	**1,198,265**	**1,105,304**	**1,268,375**	**2,794,146**	**3,798,527**	**10,164,617**	**96.4**	**10,850,986**	**94.8**
Other receivables (3)	78,749	187,114	20,040	46,797	45,343	378,043	3.6	591,315	5.2
Total on June 30, 2020	**1,277,014**	**1,292,418**	**1,288,415**	**2,840,943**	**3,843,870**	**10,542,660**	**100.0**		
Total on December 31, 2019	**1,350,061**	**1,407,886**	**1,684,557**	**2,786,452**	**4,213,345**			**11,442,301**	**100.0**

	R$ thousand									
	Non-performing loans									
	Installments not yet due									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 2020 (C)	% (4)	Total in December 31, 2019 (C)	% (4)
Discounted trade receivables and loans (1)	546,056	464,516	454,106	1,077,481	1,710,328	4,307,463	8,559,950	69.6	10,382,566	66.4
Financing and on-lending	171,398	154,688	153,957	410,382	661,913	1,956,234	3,508,572	28.5	4,991,524	32.0
Agricultural and agribusiness loans	1,592	2,333	811	6,081	22,433	26,890	60,140	0.5	70,669	0.5
Subtotal - Loans	**719,046**	**621,537**	**608,874**	**1,493,944**	**2,394,674**	**6,290,587**	**12,128,662**	**98.6**	**15,444,759**	**98.9**
Leases	1,200	1,140	1,142	3,268	7,177	55,711	69,638	0.6	105,184	0.7
Subtotal - Loans	**720,246**	**622,677**	**610,016**	**1,497,212**	**2,401,851**	**6,346,298**	**12,198,300**	**99.2**	**15,549,943**	**99.6**
Other receivables (3)	9,633	7,259	6,565	17,618	19,623	35,832	96,530	0.8	68,746	0.4
Total on June 30, 2020	**729,879**	**629,936**	**616,581**	**1,514,830**	**2,421,474**	**6,382,130**	**12,294,830**	**100.0**		
Total on December 31, 2019	**911,472**	**790,742**	**760,240**	**1,790,461**	**2,936,967**	**8,428,807**			**15,618,689**	**100.0**

Notes to the Consolidated Financial Statements

	R$ thousand			
	Total			
	Total on June 30, 2020 (A+B+C)	% (4)	Total in December 31, 2019 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	234,004,275	41.1	205,041,839	37.9
Financing and on-lending	167,643,433	29.4	150,383,228	27.7
Agricultural and agribusiness loans	19,543,264	3.4	20,628,838	3.8
Subtotal - Loans	**421,190,972**	**73.9**	**376,053,905**	**69.4**
Leases	2,982,918	0.5	2,857,515	0.5
Advances on foreign exchange contracts (2)	12,971,198	2.3	16,057,264	3.0
Subtotal - Loans	**437,145,088**	**76.7**	**394,968,684**	**72.9**
Other receivables (3)	41,131,790	7.2	57,972,990	10.7
Credit portfolio	**478,276,878**	**83.9**	**452,941,674**	**83.6**
Acquisition of credit card receivables	7,718,660	1.4	9,485,622	1.7
Subtotal - Loans	**485,995,538**	**85.3**	**462,427,296**	**85.3**
Sureties and guarantees	82,416,124	14.5	78,231,145	14.4
Guarantee given on rural loans assigned	60,674	-	60,757	-
Letters of credit for imports	1,310,072	0.2	1,411,197	0.3
Confirmed exports loans	31,256	-	20,227	-
Total - Memorandum accounts	**83,818,126**	**14.7**	**79,723,326**	**14.7**
Total on June 30, 2020	**569,813,664**	**100.0**		
Total on December 31, 2019			**542,150,622**	**100.0**

(1) Including credit card loans of R$11,666,443 thousand (R$13,499,626 thousand in December, 2019);
(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities";
(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$25,963,071 thousand (R$33,977,701 thousand in December, 2019); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

Notes to the Consolidated Financial Statements

b) Modalities and levels of risk

R$ thousand

	Levels of risk												
	AA	**A**	**B**	**C**	**D**	**E**	**F**	**G**	**H**	**Total on June 30, 2020**	**% (1)**	**Total in December 31, 2019**	**% (1)**
Discounted trade receivables and loans	23,418,342	115,651,114	23,371,659	32,154,768	8,683,806	6,876,529	3,956,540	3,367,031	16,524,486	234,004,275	41.8	205,041,839	38.7
Financing and on-lending	107,349,309	25,050,546	18,940,447	8,717,669	2,477,807	2,233,121	861,405	479,488	1,533,641	167,643,433	29.9	150,383,228	28.3
Agricultural and agribusiness loans	5,982,131	7,618,206	4,525,175	1,171,215	82,403	38,752	29,772	13,432	82,178	19,543,264	3.5	20,628,838	3.9
Subtotal - Loans	**136,749,782**	**148,319,866**	**46,837,281**	**42,043,652**	**11,244,016**	**9,148,402**	**4,847,717**	**3,859,951**	**18,140,305**	**421,190,972**	**75.2**	**376,053,905**	**70.9**
Leases	572,631	959,782	1,309,965	24,950	23,369	4,350	1,002	15,348	71,521	2,982,918	0.5	2,857,515	0.5
Advances on foreign exchange contracts (2)	4,967,300	2,320,869	3,962,226	1,378,748	89,729	53,170	26,459	69,071	103,626	12,971,198	2.3	16,057,264	3.0
Subtotal - Loans	**142,289,713**	**151,600,517**	**52,109,472**	**43,447,350**	**11,357,114**	**9,205,922**	**4,875,178**	**3,944,370**	**18,315,452**	**437,145,088**	**78.0**	**394,968,684**	**74.4**
Other receivables	9,888,743	19,401,948	6,098,990	4,521,417	300,137	162,491	72,318	59,450	626,296	41,131,790	7.3	57,972,990	10.9
Subtotal - Loans	**152,178,456**	**171,002,465**	**58,208,462**	**47,968,767**	**11,657,251**	**9,368,413**	**4,947,496**	**4,003,820**	**18,941,748**	**478,276,878**	**85.3**	**452,941,674**	**85.3**
Sureties and guarantees (3)	71,146,937	3,021,808	1,526,244	257,668	4,411,778	2,051,689	-	-	-	82,416,124	14.7	78,231,145	14.7
Total on June 30, 2020	**223,325,393**	**174,024,273**	**59,734,706**	**48,226,435**	**16,069,029**	**11,420,102**	**4,947,496**	**4,003,820**	**18,941,748**	**560,693,002**	**100.0**		
%	**39.8**	**31.0**	**10.7**	**8.6**	**2.9**	**2.0**	**0.9**	**0.7**	**3.4**	**100.0**			
Total on December 31, 2019	**207,680,850**	**175,101,164**	**51,022,462**	**47,809,000**	**12,380,302**	**10,162,975**	**4,138,121**	**4,033,250**	**18,844,695**			**531,172,819**	**100.0**
%	**39.1**	**33.0**	**9.6**	**9.0**	**2.3**	**1.9**	**0.8**	**0.8**	**3.5**			**100.0**	

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities"; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 19c.

Notes to the Consolidated Financial Statements

c) Composition of credit portfolio by risk level and delay situation

I) Levels of risk

R$ thousand

	Levels of risk												
			Non-performing loans (3)										
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2020	% (1)	Total in December 31, 2019	% (1)
Installments not yet due	-	-	**1,616,169**	**1,832,508**	**1,774,113**	**1,186,325**	**1,063,345**	**903,978**	**3,918,392**	**12,294,830**	**100.0**	**15,618,689**	**100.0**
1 to 30	-	-	124,174	136,077	81,507	62,797	57,134	49,286	218,904	729,879	5.9	911,472	5.8
31 to 60	-	-	103,226	109,716	67,831	55,963	55,099	43,763	194,338	629,936	5.1	790,742	5.1
61 to 90	-	-	104,631	105,649	71,508	53,602	51,027	41,918	188,246	616,581	5.0	760,240	4.9
91 to 180	-	-	189,828	225,922	204,401	144,062	135,777	114,644	500,196	1,514,830	12.3	1,790,461	11.5
181 to 360	-	-	285,065	353,778	332,949	235,850	218,376	181,964	813,492	2,421,474	19.7	2,936,967	18.8
More than 360			809,245	901,366	1,015,917	634,051	545,932	472,403	2,003,216	6,382,130	52.0	8,428,807	53.9
Past-due installments (2)	-	-	**377,174**	**752,394**	**1,059,932**	**944,466**	**899,766**	**831,477**	**5,677,451**	**10,542,660**	**100.0**	**11,442,301**	**100.0**
1 to 14	-	-	7,405	39,210	27,999	20,494	20,040	14,005	241,022	370,175	3.5	297,885	2.6
15 to 30	-	-	352,624	169,659	124,077	64,318	31,539	26,000	138,622	906,839	8.6	1,052,176	9.2
31 to 60	-	-	17,145	522,984	172,289	89,278	64,995	46,891	378,836	1,292,418	12.3	1,407,886	12.3
61 to 90	-	-	-	16,275	706,825	135,670	93,383	52,828	283,434	1,288,415	12.2	1,684,557	14.6
91 to 180	-	-	-	4,266	28,742	620,259	664,677	664,060	858,939	2,840,943	26.9	2,786,452	24.4
181 to 360	-	-	-	-	-	14,447	25,132	27,693	3,747,416	3,814,688	36.2	4,149,757	36.3
More than 360	-	-	-	-	-	-	-	-	29,182	29,182	0.3	63,588	0.6
Subtotal - Loans	-	-	**1,993,343**	**2,584,902**	**2,834,045**	**2,130,791**	**1,963,111**	**1,735,455**	**9,595,843**	**22,837,490**		**27,060,990**	
Specific provision	-	-	19,934	77,547	283,404	639,238	981,556	1,214,819	9,595,843	12,812,341		14,384,380	

(1) Percentage of maturities by installment;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

Notes to the Consolidated Financial Statements

R$ thousand

	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2020	% (1)	Total in December 31, 2019	% (1)
Installments not yet due	**152,099,400**	**170,614,783**	**56,157,747**	**45,202,425**	**8,750,748**	**7,214,679**	**2,975,367**	**2,260,489**	**9,293,436**	**454,569,074**	**99.8**	**424,171,930**	**99.6**
1 to 30	8,851,399	21,812,978	6,358,149	5,374,790	360,648	267,384	100,792	328,446	717,815	44,172,401	9.7	50,993,845	12.0
31 to 60	7,836,051	11,679,687	5,153,829	3,706,228	541,698	180,965	101,931	43,638	338,882	29,582,909	6.5	32,649,225	7.7
61 to 90	6,471,328	9,709,357	3,866,754	3,343,430	405,367	172,634	59,043	43,514	392,483	24,463,910	5.4	23,927,453	5.6
91 to 180	16,188,061	19,454,819	7,266,211	6,286,997	1,508,669	1,075,167	156,602	196,805	976,495	53,109,826	11.6	52,933,226	12.4
181 to 360	27,622,403	33,871,359	9,824,213	8,137,401	983,775	645,059	295,748	301,331	731,525	82,412,814	18.1	67,145,117	15.8
More than 360	85,130,158	74,086,583	23,688,591	18,353,579	4,950,591	4,873,470	2,261,251	1,346,755	6,136,236	220,827,214	48.5	196,523,064	46.1
Past due up to 14 days	**79,056**	**387,682**	**57,372**	**181,440**	**72,458**	**22,943**	**9,018**	**7,876**	**52,469**	**870,314**	**0.2**	**1,708,754**	**0.4**
Subtotal - Loans	**152,178,456**	**171,002,465**	**56,215,119**	**45,383,865**	**8,823,206**	**7,237,622**	**2,984,385**	**2,268,365**	**9,345,905**	**455,439,388**	**100.0**	**425,880,684**	**100.0**
Generic provision	-	855,012	562,151	1,361,516	882,321	2,171,286	1,492,192	1,587,855	9,345,905	18,258,238		15,371,677	
Total on June 30, 2020	**152,178,456**	**171,002,465**	**58,208,462**	**47,968,767**	**11,657,251**	**9,368,413**	**4,947,496**	**4,003,820**	**18,941,748**	**478,276,878**			
Existing provision	-	1,927,955	1,485,078	4,445,594	2,795,968	5,776,091	3,880,451	3,812,972	18,941,748	43,065,857			
Minimum required provision	-	855,012	582,085	1,439,063	1,165,725	2,810,524	2,473,748	2,802,674	18,941,748	31,070,579			
Supplementary provision	-	1,072,943	902,993	3,006,531	1,630,243	2,965,567	1,406,703	1,010,298	-	11,995,278			
Total on December 31, 2019	**142,004,361**	**170,724,534**	**49,362,931**	**47,715,155**	**7,976,342**	**8,142,285**	**4,138,121**	**4,033,250**	**18,844,695**			**452,941,674**	
Existing provision	-	974,264	579,340	4,157,469	1,944,607	3,577,874	2,605,846	3,956,330	18,844,695			36,640,425	
Minimum required provision	-	853,623	493,630	1,431,454	797,634	2,442,686	2,069,060	2,823,275	18,844,695			29,756,057	
Supplementary provision	-	120,641	85,710	2,726,015	1,146,973	1,135,188	536,786	1,133,055	-			6,884,368	

(1) Percentage of maturities by installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

Notes to the Consolidated Financial Statements

II) Breakdown of credit portfolio and allowance for loan losses

Level of risk	R$ thousand							
	Portfolio balance							
	Non-performing loans			Performing loans	Total	% (1)	% Accrued on June 30, 2020 (2)	% Accrued on December 31, 2019 (2)
	Installments past due	Installments not yet due	Total - non-performing loans					
AA	-	-	-	152,178,456	152,178,456	31.8	31.8	31.3
A	-	-	-	171,002,465	171,002,465	35.8	67.6	69.0
B	377,174	1,616,169	1,993,343	56,215,119	58,208,462	12.2	79.8	79.9
C	752,394	1,832,508	2,584,902	45,383,865	47,968,767	10.0	89.8	90.4
Subtotal - Loans	**1,129,568**	**3,448,677**	**4,578,245**	**424,779,905**	**429,358,150**	**89.8**		
D	1,059,932	1,774,113	2,834,045	8,823,206	11,657,251	2.4	92.2	92.2
E	944,466	1,186,325	2,130,791	7,237,622	9,368,413	2.0	94.2	94.0
F	899,766	1,063,345	1,963,111	2,984,385	4,947,496	1.0	95.2	94.9
G	831,477	903,978	1,735,455	2,268,365	4,003,820	0.8	96.0	95.8
H	5,677,451	3,918,392	9,595,843	9,345,905	18,941,748	4.0	100.0	100.0
Subtotal - Loans	**9,413,092**	**8,846,153**	**18,259,245**	**30,659,483**	**48,918,728**	**10.2**		
Total on June 30, 2020	**10,542,660**	**12,294,830**	**22,837,490**	**455,439,388**	**478,276,878**	**100.0**		
%	**2.2**	**2.6**	**4.8**	**95.2**	**100.0**			
Total on December 31, 2019	**11,442,301**	**15,618,689**	**27,060,990**	**425,880,684**	**452,941,674**			
%	**2.5**	**3.4**	**5.9**	**94.1**	**100.0**			

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk in relation to the total portfolio.

III) Credit portfolio by days past due

Exposure - Loans	R$ thousand							
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on June 30, 2020	444,163,172	8,380,388	8,565,974	2,842,074	5,982,706	8,238,633	103,931	478,276,878
Total in December 31, 2019	411,041,549	10,852,711	12,193,598	3,964,721	6,411,037	8,350,437	127,621	452,941,674

Notes to the Consolidated Financial Statements

d) Concentration of loans

	R$ thousand			
	On June 30, 2020	% (1)	On December 31, 2019	% (1)
Largest borrower	10,530,727	2.2	8,870,762	2.0
10 largest borrowers	46,862,201	9.8	35,177,697	7.8
20 largest borrowers	64,543,005	13.5	51,718,848	11.4
50 largest borrowers	88,552,904	18.5	76,286,455	16.8
100 largest borrowers	108,149,281	22.6	92,082,076	20.3

(1) Percentage on total portfolio (as defined by Bacen).

e) Credit portfolio by economic sector

	R$ thousand			
	On June 30, 2020	%	On December 31, 2019	%
Public sector	**11,789,859**	**2.5**	**8,899,863**	**2.0**
Oil, derivatives and aggregate activities	10,530,727	2.2	8,870,762	2.0
Production and distribution of electricity	1,222,015	0.3	3,032	-
Other industries	37,117	-	26,069	-
Private sector	**466,487,019**	**97.5**	**444,041,811**	**98.0**
Companies	**233,800,882**	**48.8**	**213,605,332**	**47.2**
Real estate and construction activities	21,539,986	4.5	21,695,592	4.8
Retail	32,763,677	6.9	35,521,621	7.8
Services	25,821,416	5.4	20,136,089	4.4
Transportation and concession	21,703,473	4.5	20,807,687	4.6
Automotive	22,949,568	4.8	12,723,830	2.8
Food products	12,852,297	2.7	11,067,069	2.4
Wholesale	14,907,197	3.1	14,327,816	3.2
Production and distribution of electricity	4,003,052	0.8	2,868,563	0.6
Iron and steel industry	9,309,409	1.9	9,022,956	2.0
Sugar and alcohol	6,589,854	1.4	6,191,961	1.4
Holding	2,291,593	0.5	2,940,207	0.6
Capital goods	3,424,425	0.7	3,197,561	0.7
Pulp and paper	3,460,821	0.7	2,331,950	0.5
Chemical	4,927,859	1.0	4,787,210	1.1
Cooperative	3,999,447	0.8	2,843,482	0.6
Financial	2,768,061	0.6	1,904,654	0.4
Leisure and tourism	3,689,089	0.8	3,401,206	0.8
Textiles	2,448,451	0.5	2,380,689	0.5
Agriculture	1,823,956	0.4	1,833,734	0.4
Oil, derivatives and aggregate activities	2,117,176	0.4	1,715,630	0.4
Other industries	30,410,075	6.4	31,905,825	7.0
Individuals	**232,686,137**	**48.7**	**230,436,479**	**50.9**
Total	**478,276,878**	**100.0**	**452,941,674**	**100.0**

Notes to the Consolidated Financial Statements

f) Changes in the renegotiated portfolio

	R$ thousand	
	2020	**2019**
Opening balance on December 31	**19,030,657**	**17,143,212**
Amount renegotiated	15,632,110	9,952,689
Amount received	(8,694,100)	(5,055,553)
Write-offs	(2,844,695)	(2,451,018)
Closing balance on June 30	**23,123,972**	**19,589,330**
Allowance for loan losses	15,771,727	15,277,634
Percentage on renegotiated portfolio	68.2%	78.0%

g) Income from loans and leases

	In the six month period ended June 30 - R$ thousand	
	2020	**2019**
Discounted trade receivables and loans	25,390,177	23,506,810
Financing and on-lending	8,366,324	8,079,630
Agricultural and agribusiness loans	772,270	739,424
Subtotal - Loans	**34,528,771**	**32,325,864**
Recovery of credits charged-off as losses	2,511,880	4,611,330
Subtotal - Loans	**37,040,651**	**36,937,194**
Leases, net of expenses	87,554	122,110
Total	**37,128,205**	**37,059,304**

Notes to the Consolidated Financial Statements

h) Provision for expected losses, changes in allowance for loan losses and expenses net of amounts recovered

I) Composition - Provisions for Expected Losses Associated with Credit Risk

R$ thousand

Level of risk	Provision									
	% Minimum provisioning required	Minimum required					Supplementary	Existing	% Accrued on June 30, 2020 (1)	% Accrued on December 31, 2019 (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	855,012	855,012	1,072,943	1,927,955	1.1	0.6
B	1.0	3,772	16,162	19,934	562,151	582,085	902,993	1,485,078	2.6	1.2
C	3.0	22,572	54,975	77,547	1,361,516	1,439,063	3,006,531	4,445,594	9.3	8.7
Subtotal - Loans		**26,344**	**71,137**	**97,481**	**2,778,679**	**2,876,160**	**4,982,467**	**7,858,627**	**1.8**	**1.4**
D	10.0	105,993	177,411	283,404	882,321	1,165,725	1,630,243	2,795,968	24.0	24.4
E	30.0	283,340	355,898	639,238	2,171,286	2,810,524	2,965,567	5,776,091	61.7	43.9
F	50.0	449,883	531,673	981,556	1,492,192	2,473,748	1,406,703	3,880,451	78.4	63.0
G	70.0	582,034	632,785	1,214,819	1,587,855	2,802,674	1,010,298	3,812,972	95.2	98.1
H	100.0	5,677,451	3,918,392	9,595,843	9,345,905	18,941,748	-	18,941,748	100.0	100.0
Subtotal - Loans		**7,098,701**	**5,616,159**	**12,714,860**	**15,479,559**	**28,194,419**	**7,012,811**	**35,207,230**	**72.0**	**71.7**
Total on June 30, 2020		**7,125,045**	**5,687,296**	**12,812,341**	**18,258,238**	**31,070,579**	**11,995,278**	**43,065,857**	**9.0**	
%		**16.5**	**13.2**	**29.8**	**42.4**	**72.1**	**27.9**	**100.0**		
Total on December 31, 2019		**7,913,631**	**6,470,749**	**14,384,380**	**15,371,677**	**29,756,057**	**6,884,368**	**36,640,425**		**8.1**
%		**21.5**	**17.7**	**39.2**	**42.0**	**81.2**	**18.8**	**100.0**		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Notes to the Consolidated Financial Statements

II) Changes in allowance for loan losses

	R$ thousand	
	2020	**2019**
- Specific provision (1)	**14,384,380**	**14,039,739**
- Generic provision (2)	**15,371,677**	**14,061,801**
- Supplementary provision (3)	**6,884,368**	**6,881,309**
Opening balance on December 31	**36,640,425**	**34,982,849**
Accounting for allowance for loan losses (Note 10h III)	15,486,650	10,563,031
Write-offs	(9,763,668)	(8,800,370)
Exchange variation	702,450	(16,144)
Closing balance on June 30 (4)	**43,065,857**	**36,729,366**
- Specific provision (1)	**12,812,341**	**13,826,330**
- Generic provision (2)	**18,258,238**	**16,019,590**
- Supplementary provision (3)	**11,995,278**	**6,883,446**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios; and
(4) On June 30, 2020, includes a provision related to possible losses in an adverse economic scenario, in the amount of R$8,858 million, allocated in the supplementary provision and in the required provisions (according to Resolution 2,682/99) to absorb the impacts of a worsening scenario which can result in an increase in the level of defaults, as a result of the bankruptcy of companies, an increase in the unemployment rate, as well as the degradation of the value of guarantees.

III) Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	In the six month period ended June 30 - R$ thousand	
	2020	**2019**
Amount recorded	15,486,650	10,563,031
Amount recovered	(2,511,880)	(4,611,330)
Allowance for Loan Losses expense net of amounts recovered (1)	**12,974,770**	**5,951,701**

(1) In the first semester of 2020, there was an assignment of credit for active operations, in the amount of R$582,315 thousand, whose sale value was R$32,355 thousand and credit assignments for operations already written off for losses, without retaining risks and benefits in the amount of R$6,862,439 thousand (2019 - R$4,013,086 thousand), whose sale value was R$173,181 thousand (2019 - R$83,728 thousand).

Notes to the Consolidated Financial Statements

11) OTHER FINANCIAL INSTRUMENTS

Sundry

		R$ thousand
	On June 30, 2020	On December 31, 2019
Foreign exchange portfolio (a)	48,734,800	31,215,701
Credit card operations	25,963,071	33,977,701
Trade and credit receivables	15,355,557	23,039,948
Debtors for escrow deposits	18,561,190	18,695,102
Securities trading	3,562,533	4,659,791
Receivable insurance premiums	3,727,618	4,125,110
Receivables	1,598,566	1,630,039
Payments to be reimbursed	891,373	769,689
Receivables on sureties and guarantees honored	126,644	685,042
Other investments	231,264	231,491
Receivables from sale of assets	138,572	169,183
Total	**118,891,188**	**119,198,797**

a) Foreign exchange portfolio

Balances

		R$ thousand
	On June 30, 2020	On December 31, 2019
Assets – other financial instruments		
Exchange purchases pending settlement	33,350,623	23,782,652
Foreign exchange and forward documents in foreign currencies	5,967	19,091
Exchange sale receivables	15,569,804	7,394,485
(-) Advances in domestic currency received	(437,297)	(243,847)
Income receivable on advances granted	245,703	263,320
Total	**48,734,800**	**31,215,701**
Liability - Other financial instruments		
Exchange sales pending settlement	17,219,791	7,793,350
Exchange purchase payables	28,397,478	23,751,316
(-) Advances on foreign exchange contracts	(12,971,198)	(16,057,264)
Other	131	1,368
Total	**32,646,202**	**15,488,770**
Net foreign exchange portfolio	**16,088,598**	**15,726,931**
Memorandum accounts:		
- Loans available for import	1,310,072	1,411,197
- Confirmed exports loans	31,256	20,227

Foreign exchange results

Net foreign exchange income for presentation purposes

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Revenue from financial intermediation – foreign exchange income	**4,509,381**	**1,398,091**
Adjustments:		
- Income on foreign currency financing (1)	316,165	83,498
- Income on export financing (1)	950,444	872,431
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(4,883,591)	(857,756)
- Funding expenses (3)	(948,667)	(869,301)
- Other (4)	1,165,418	(22,862)
Total adjustments	**(3,400,231)**	**(793,990)**
Net foreign exchange income	**1,109,150**	**604,101**

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refers to funding expenses of investments in foreign exchange; and

(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

Notes to the Consolidated Financial Statements

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in the consolidated financial statements

	R$ thousand	
	On June 30, 2020	**On December 31, 2019**
- Cielo S.A.	3,340,388	3,434,807
- Elo Participações Ltda.	1,320,097	1,407,642
- Fleury S.A.	654,795	703,401
- IRB-Brasil Resseguros S.A. (1)	-	668,833
- Swiss Re Corporate Solutions Brasil	341,431	345,825
- Aquarius Participações S.A. (2)	-	44,535
- Haitong Banco de Investimento do Brasil S.A.	104,436	104,420
- Others	424,866	433,631
Total investment in associates and jointly controlled companies – in Brazil and Overseas	**6,186,013**	**7,143,094**

(1) Equity method discontinued after the loss of significant influence resulting from the resignation of the chair on the institution's board of directors, being classified as marketable securities in the category available for sale; and
(2) Company sold in January 2020.

Notes to the Consolidated Financial Statements

b) The income/expense from the equity method accounting of investments was recognized in the statement of income, under "Share of profit (loss) of unconsolidated and jointly controlled companies", and are demonstrated below:

	In the six month period ended June 30 - R$ thousand								
Companies	Capital	Shareholders' equity adjusted	Number of shares held (in thousands)		Number of shares held (in thousands)	Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)	
			Ordinary (ON)	Preferential (PN) Preferential (PN)				2020	2019
- Elo Participações Ltda. (2)	1,052,000	2,639,666	-	-	526,105	50.01%	281,522	140,789	154,168
- Aquarius Participações S.A. (3)	-	-	-	-	-	-	-	-	5,249
- Haitong Banco de Investimento do Brasil S.A.	420,000	522,180	12,734	12,734	-	20.00%	6,330	1,266	3,304
- Others (4)								77,467	439,624
Share of profit (loss) of unconsolidated and jointly controlled companies								**219,522**	**602,345**

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) Company sold in January 2020; and
(4) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

Notes to the Consolidated Financial Statements

13) PREMISES AND EQUIPMENT

	R$ thousand					
	Annual depreciation rate	Cost	Depreciation	Impairment of Assets Accumulated	Cost net of depreciation	
					On June 30, 2020	On December 31, 2019
Property and equipment:						
- Buildings	4%	2,637,650	(868,621)	(4,604)	1,764,425	1,793,859
- Land	-	809,779	-	-	809,779	809,814
Facilities, furniture and premises and equipment	10%	6,147,275	(3,318,265)	(56,110)	2,772,900	3,525,331
Security and communication systems	10%	389,851	(229,366)	-	160,485	153,852
Data processing systems	20 to 40%	9,982,189	(6,468,981)	-	3,513,208	3,189,338
Transportation systems	10 to 20%	197,416	(74,326)	(3,186)	119,904	127,984
Fixed Assets in course	-	491,762	-	-	491,762	131,394
Total on June 30, 2020		**20,655,922**	**(10,959,559)**	**(63,900)**	**9,632,463**	
Total in December 31, 2019						**9,731,572**

The fixed assets to shareholders' equity ratio is 32.6% when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,047,259 thousand, net of accumulated amortization, as applicable, of which: (i) R$982,736 thousand recognized in 'Permanent Assets – Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$3,064,523 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

In the first semester of 2020, goodwill was amortized totaling R$813,142 thousand (R$832,582 thousand in 2019) (Note 31).

b) Intangible assets

Acquired intangible assets consist of:

	R$ thousand				
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization	
				On June 30, 2020	On December 31, 2019
Anticipation for acquisition of right to provide financial services (2)	Contract	7,733,803	(3,399,719)	4,334,084	5,007,663
Software	20%	12,239,097	(8,469,080)	3,770,017	3,335,831
Goodwill (3)	Up to 20%	11,721,764	(8,657,241)	3,064,523	3,877,665
Other	Contract	552,850	(405,796)	147,054	29,817
Total on June 30, 2020		**32,247,514**	**(20,931,836)**	**11,315,678**	
Total in December 31, 2019		**31,702,554**	**(19,451,578)**		**12,250,976**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";

(2) On June 30, 2020, there were impairment losses in the acquisition of the right to provide financial services, in the amount of R$1,020 thousand; and

(3) On June 30, 2020, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$473,335 thousand, Odonto System – R$168,594 thousand, Bradescard Mexico - R$13,469 thousand, Bradesco BBI – R$77,824 thousand, Kirton Bank - R$2,164,209 thousand and RCB Investimentos - R$163,046 thousand, value subject to change due to price adjustment.

Notes to the Consolidated Financial Statements

c) Changes in intangible assets by type

	R$ thousand			
	On December 31, 2019	Additions / (reductions)	Amortization for the period	On June 30, 2020
Acquisition of financial services rights	5,007,663	(51,147)	(622,432)	4,334,084
Software	3,335,831	815,392	(381,206)	3,770,017
Goodwill – Future profitability	2,154,236	-	(457,910)	1,696,326
Goodwill – Based on intangible assets and other reasons	1,159,525	-	(314,250)	845,275
Goodwill – Difference in fair value of assets/liabilities	563,904	-	(40,982)	522,922
Other	29,817	235,162	(117,925)	147,054
Total on June 30, 2020	**12,250,976**	**999,407**	**(1,934,705)**	**11,315,678**
Total on June 30, 2019	**15,233,850**	**630,643**	**(2,458,015)**	**13,406,478**

15) OTHER ASSETS

	R$ thousand	
	On June 30, 2020	On December 31, 2019
Prepaid taxes	15,335,382	15,685,801
Other assets and values (a)	5,781,241	5,678,155
Other debtors	2,549,416	3,182,805
Interbank and interdepartmental accounts	478,901	480,833
Specific receivables	84,448	67,499
Other	2,153,235	1,030,438
Total	**26,382,623**	**26,125,531**

a) Other Assets and Values

I) Foreclosed assets/other

	R$ thousand			
	Cost	Impairment of Assets Accumulated	Cost net of provision	
			On June 30, 2020	On December 31, 2019
Real estate	2,748,274	(1,626,256)	1,122,018	1,133,524
Vehicles and similar	648,499	(371,670)	276,829	223,775
Inventories/warehouse	11,864	-	11,864	12,113
Machinery and equipment	6,367	(5,705)	662	362
Other	11,591	(11,549)	42	42
Total on June 30, 2020	**3,426,595**	**(2,015,180)**	**1,411,415**	
Total in December 31, 2019	**3,302,130**	**(1,932,314)**		**1,369,816**

II) Prepaid expenses

	R$ thousand	
	On June 30, 2020	On December 31, 2019
Deferred insurance acquisition costs (1)	1,012,152	1,045,711
Commission on the placement of loans and financing (2)	246,644	544,828
Advertising and marketing expenses (3)	426,025	244,346
Other (4)	669,825	541,140
Total	**2,354,646**	**2,376,025**

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3) Prepaid expenses of future advertising and marketing campaigns on media; and

(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

Notes to the Consolidated Financial Statements

16) DEPOSITS FROM BANKS

	R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019
Demand deposits - Financial Institutions	1,210,279	-	-	-	**1,210,279**	**1,606,077**
Interbank deposits	336,453	530,805	104,019	3,429	**974,706**	**369,983**
Securities sold under agreements to repurchase (a)	183,719,250	2,011,283	93,826	1,416,131	**187,240,490**	**174,100,023**
Borrowings (b)	3,795,067	14,632,566	9,068,242	1,704,499	**29,200,374**	**29,272,183**
Onlending (c)	1,320,270	2,613,069	2,964,926	15,882,577	**22,780,842**	**22,471,344**
Total of deposits from banks	**190,381,319**	**19,787,723**	**12,231,013**	**19,006,636**	**241,406,691**	**227,819,610**

a) Securities sold under agreements to repurchase

	R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019
Securities pledged as colateral	**69,483,125**	**1,407,584**	**93,826**	**1,416,131**	**72,400,666**	**127,901,823**
• Government securities	55,369,567	360,457	808	-	55,730,832	116,745,432
• Debentures	4,316,998	-	4,035	13,646	4,334,679	3,559,618
• Foreign	9,796,560	1,047,127	88,983	1,402,485	12,335,155	7,596,773
Securities received as colateral (1)	**106,203,974**	**200,331**	-	-	**106,404,305**	**38,490,609**
Right to sell or repledged the collateral (1)	**8,032,151**	**403,368**	-	-	**8,435,519**	**7,707,591**
Total on June 30, 2020	**183,719,250**	**2,011,283**	**93,826**	**1,416,131**	**187,240,490**	
%	**98.0**	**1.1**	**0.1**	**0.8**	**100.0**	
Total on December 31, 2019	**170,357,416**	**1,574,108**	**293,817**	**1,874,682**		**174,100,023**
%	**97.8**	**0.9**	**0.2**	**1.1**		**100.0**

(1) Represented by government securities.

b) Borrowing

	R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019
In Brazil	-	**966,153**	-	-	**966,153**	-
– Official Institutions	-	966,153	-	-	966,153	-
Overseas	**3,795,067**	**13,666,413**	**9,068,242**	**1,704,499**	**28,234,221**	**29,272,183**
Total on June 30, 2020	**3,795,067**	**14,632,566**	**9,068,242**	**1,704,499**	**29,200,374**	
%	**13.0**	**50.1**	**31.1**	**5.8**	**100.0**	
Total on December 31, 2019	**2,054,437**	**17,530,278**	**7,812,938**	**1,874,530**		**29,272,183**
%	**7.0**	**59.9**	**26.7**	**6.4**		**100.0**

c) On-lending

	R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019
In Brazil	**1,320,270**	**2,613,069**	**2,964,926**	**15,882,577**	**22,780,842**	**22,471,344**
- FINAME	253,897	1,815,863	1,807,338	7,348,256	11,225,354	12,092,907
- BNDES	1,066,373	797,206	1,066,422	8,534,171	11,464,172	10,240,069
- National Treasury	-	-	89,846	-	89,846	136,901
- Other institutions	-	-	1,320	150	1,470	1,467
Total on June 30, 2020	**1,320,270**	**2,613,069**	**2,964,926**	**15,882,577**	**22,780,842**	
%	**5.8**	**11.5**	**13.0**	**69.7**	**100.0**	
Total on December 31, 2019	**723,873**	**2,694,394**	**3,288,118**	**15,764,959**		**22,471,344**
%	**3.2**	**12.0**	**14.6**	**70.2**		**100.0**

Notes to the Consolidated Financial Statements

d) Borrowing and on-lending expenses

	In the six month period ended June 30 - R$ thousand	
	2020	**2019**
Borrowing:		
- In Brazil	12,143	9,326
- Overseas	26,938,451	(42,096)
- Exchange variation from other assets and liabilities overseas	(17,292,882)	390,717
Subtotal borrowing	**9,657,712**	**357,947**
On-lending in Brazil:		
- BNDES	293,331	391,563
- FINAME	450,476	399,799
- National Treasury	2,441	2,560
- Other institutions	2	2
On-lending overseas:		
Payables to foreign bankers (Note 11a)	4,883,591	857,756
Subtotal on-lending	**5,629,841**	**1,651,680**
Total	**15,287,553**	**2,009,627**

Notes to the Consolidated Financial Statements

17) DEPOSITS FROM CUSTOMERS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019
Demand deposits - customers (1)	40,801,850	-	-	-	40,801,850	37,283,990
Savings deposits (1)	123,270,443	-	-	-	123,270,443	114,177,799
Time deposits (2)	15,632,856	25,071,200	75,848,154	210,622,000	327,174,210	214,765,752
Total on June 30, 2020	**179,705,149**	**25,071,200**	**75,848,154**	**210,622,000**	**491,246,503**	
%	36.6%	5.1%	15.4%	42.9%	100.0%	
Total in December 31, 2019	**163,312,674**	**20,878,484**	**41,249,228**	**140,787,155**		**366,227,541**
%	44.6%	5.7%	11.3%	38.4%		100.0%

(1) Classified within 1 to 30 days, without considering the historical turnover average; and
(2) Consider the maturities established in the investments.

18) SECURITIES ISSUED

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019
Securities – Brazil:						
- Letters of credit for real estate	2,276,984	5,398,598	6,864,365	11,863,088	26,403,035	27,019,438
- Letters of credit for agribusiness	1,024,586	7,400,025	5,395,222	3,818,211	17,638,044	13,149,546
- Financial bills	3,018,995	22,657,224	20,590,670	51,425,820	97,692,709	120,518,300
- Letters of credit guaranteed by property (2)	-	-	-	6,399,666	6,399,666	5,540,086
Subtotal - Loans	**6,320,565**	**35,455,847**	**32,850,257**	**73,506,785**	**148,133,454**	**166,227,370**
Securities – Overseas:						
- MTN Program Issues (1)	4	4,632	1,934	1,614,206	1,620,776	1,407,888
- Securitization of future flow of money orders received from overseas (Note 16d)	-	956,885	677,329	8,877,832	10,512,046	1,982,158
- Issuance costs	-	-	-	(14,083)	(14,083)	(14,412)
Subtotal - Loans	**4**	**961,517**	**679,263**	**10,477,955**	**12,118,739**	**3,375,634**
Structured Operations Certificates	**33,404**	**155,569**	**333,223**	**907,640**	**1,429,836**	**1,124,559**
Total on June 30, 2020	**6,353,973**	**36,572,933**	**33,862,743**	**84,892,380**	**161,682,029**	
%	3.9	22.6	20.9	52.6	100.0	
Total on December 31, 2019	**5,533,584**	**37,545,964**	**43,156,796**	**84,491,219**		**170,727,563**
%	3.2	22.0	25.3	49.5		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term; and
(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$7,067,155 thousand, which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement. Programs 1 and 2 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 256 and 262 months and a term of 21 and 53 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0.53% of total assets and 40.68% of the value of collateral of the properties. Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 90.95% and 7.43%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17, are located on the Bradesco RI website.

Notes to the Consolidated Financial Statements

a) Movement of funds from securities issued

	R$ thousand	
	2020	2019
Opening balance on December 31	**170,727,563**	**147,720,730**
Issuance	32,705,295	45,920,175
Interest	3,846,915	4,786,530
Settlement and interest payments	(46,161,739)	(35,192,412)
Exchange variation	563,995	(44,991)
Closing balance on June 30	**161,682,029**	**163,190,032**

19) SUBORDINATED DEBT

a) Composition by maturity

				R$ thousand
	Original term in years	Nominal amount	On June 30, 2020	On December 31, 2019
In Brazil				
Financial bills:				
2020			-	3,288
2022	7	4,305,011	6,566,873	6,426,671
2023	7	1,359,452	2,001,359	1,958,936
2024	7	67,450	90,128	87,316
2025	7	5,425,906	6,058,468	5,943,283
2020	8	7,201	15,243	64,624
2021	8	1,236	2,433	2,364
2023	8	1,706,846	2,749,781	2,671,282
2024	8	136,695	191,620	186,376
2025	8	6,193,653	6,375,740	6,424,128
2026	8	870,300	971,150	952,807
2021	9	7,000	15,293	14,999
2024	9	4,924	8,832	8,375
2025	9	400,944	537,513	525,232
2027	9	144,900	163,631	159,920
2021	10	19,200	51,857	49,621
2022	10	54,143	122,343	118,117
2023	10	688,064	1,255,108	1,225,020
2025	10	284,137	553,333	518,242
2026	10	361,196	540,941	523,687
2027	10	258,743	328,371	319,582
2028	10	248,300	292,347	282,192
2026	11	3,400	5,062	5,009
2027	11	47,046	64,352	62,776
2028	11	74,764	94,889	91,899
Perpetual		9,201,200	9,363,162	9,559,967
Subtotal in Brazil			**38,419,829**	**38,185,713**
Overseas:				
2021	11	8,761,600	8,995,765	6,619,620
2022	11	6,023,600	6,133,275	4,512,729
Issuance costs on funding		-	(12,084)	(4,554)
Subtotal overseas			**15,116,956**	**11,127,795**
Total (1) (2)			**53,536,785**	**49,313,508**

(1) It includes the amount of R$31,283,384 thousand (R$34,003,704 thousand in December, 2019), referring to subordinated debts recognized inin the reference equity "Eligible Debt Capital Instruments"; and

(2) The information on results is presented on Note 20a, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

Notes to the Consolidated Financial Statements

b) Movement of subordinated debts

	R$ thousand	
	2020	2019
Opening balance on December 31	**49,313,508**	**53,643,444**
Interest	1,341,995	1,929,107
Settlement and interest payments	(1,099,682)	(907,142)
Exchange variation/Others	3,980,964	(147,308)
Closing balance on June 30	**53,536,785**	**54,518,101**

20) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On June 30, 2020	On December 31, 2019
Interbank and interdepartmental accounts	19,418,314	25,292,425
Foreign exchange portfolio (Note 11a)	32,646,202	15,488,770
Obligations for operations linked to assignment	6,063,788	6,594,471
Securities trading	4,898,998	4,822,215
Total	**63,027,302**	**52,197,881**

a) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Savings deposits	1,747,802	2,376,793
Time deposits	3,162,496	3,904,240
Securities sold under agreements to repurchase	5,038,264	6,113,814
Funds from issuance of securities	3,846,915	4,786,530
Subordinated debts (Note 19b)	1,341,995	1,929,107
Other funding expenses	433,171	284,237
Subtotal - Loans	**15,570,643**	**19,394,721**
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	**9,067,870**	**9,024,455**
Total	**24,638,513**	**28,419,176**

Notes to the Consolidated Financial Statements

21) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions by account

R$ thousand

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,574,454	1,462,699	231,163,942	230,996,998	-	-	**232,738,396**	**232,459,697**
Mathematical reserve for vested benefits (PMBC)	484,187	410,410	9,236,075	8,895,571	-	-	**9,720,262**	**9,305,981**
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,640,018	7,747,565	**7,640,018**	**7,747,565**
Reserve for claims incurred but not reported (IBNR)	3,690,899	3,710,734	929,626	883,283	-	-	**4,620,525**	**4,594,017**
Unearned premium reserve	4,240,450	4,472,988	1,476,986	1,024,185	-	-	**5,717,436**	**5,497,173**
Reserve for unsettled claims (PSL)	3,674,548	4,584,475	1,385,531	1,381,709	-	-	**5,060,079**	**5,966,184**
Reserve for financial surplus (PET)	-	-	663,925	622,703	-	-	**663,925**	**622,703**
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,030,230	999,888	**1,030,230**	**999,888**
Other reserves	2,272,907	2,045,713	5,312,083	5,435,638	84,747	90,317	**7,669,737**	**7,571,668**
Total technical provisions	**15,937,445**	**16,687,019**	**250,168,168**	**249,240,087**	**8,754,995**	**8,837,770**	**274,860,608**	**274,764,876**

Notes to the Consolidated Financial Statements

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019
Total technical provisions	15,937,445	16,687,019	250,168,168	249,240,087	8,754,995	8,837,770	274,860,608	274,764,876
(+) Monetary effect on the preparation of LAT (3)	-	-	2,376,951	2,071,111	-	-	2,376,951	2,071,111
(-) Commercialization surcharge – extended warranty	(4,811)	(10,051)	-	-	-	-	(4,811)	(10,051)
(-) Portion corresponding to contracted reinsurance	(45,501)	(110,759)	(7,721)	(11,713)	-	-	(53,222)	(122,472)
(-) Premiums receivables	(1,161,138)	(1,166,691)	-	-	-	-	(1,161,138)	(1,166,691)
(-) Unearned premium reserve – Health and dental insurance (4)	(1,573,192)	(1,527,337)	-	-	-	-	(1,573,192)	(1,527,337)
(-) Provisions from DPVAT agreements	-	(558,021)	-	-	-	-	-	(558,021)
Technical provisions to be covered	13,152,803	13,314,160	252,537,398	251,299,485	8,754,995	8,837,770	274,445,196	273,451,415
Investment fund quotas (VGBL and PGBL)	-	-	209,004,388	210,044,616	-	-	209,004,388	210,044,616
Investment fund quotas (excluding VGBL and PGBL)	4,779,045	4,477,721	26,694,145	27,689,439	1,238,264	1,401,076	32,711,454	33,568,236
Government securities	11,099,572	11,326,945	24,759,681	24,422,182	8,320,443	8,131,854	44,179,696	43,880,981
Private securities	34,920	34,403	84,706	138,043	-	-	119,626	172,446
Total technical provision guarantees	15,913,537	15,839,069	260,542,920	262,294,280	9,558,707	9,532,930	286,015,164	287,666,279

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$2,165,942 thousand and the Reserve for Related Expenses of R$95,318 thousand;

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$3,252,866 thousand, "Reserve for related expenses" of R$620,895 thousand and "Other technical provisions" of R$1,406,127 thousand;

(3) The result of the liability adequacy test, carried out for the base date of June 30, 2020, presented a total shortfall of R$2,376,951 thousand that was fully offset by the portion corresponding to the difference between the market value and the value accounting of securities linked to guarantee of technical provisions classified in the category "held to maturity", as required by Circular SUSEP No. 517/15 and subsequent amendments. As a result, there was no need to recognize a supplementary provision for coverage on the base date. According to Electronic Circular Letter No. 4/2019 / SUSEP / DIR4 / CGMOP, the Term Structure of Interest Rates (ETTJ) methodology will be reviewed by SUSEP during 2020, including, among others, the revision of the extrapolation methodology (" Ultimate Forward Rate "- UFR) and revision of the IGPM curve (given the low liquidity of available assets). Until SUSEP's assessment is completed, it determined the disclosure of the quantitative impact on Shareholders' Equity and Income if the ETTJ prepared by SUSEP was used. The insufficiency of TAP, if determined considering the ETTJ prepared by SUSEP, on June 30, 2019, would be R$2,443,192 thousand, which would also be fully offset by the portion corresponding to the difference between the market value and the book value of the securities linked to guarantee of technical provisions classified in the category "held to maturity". Additionally, the impact on the result and Shareholders' Equity, originated from the Provision for Related Expenses (PDR), if the ETTJ prepared by SUSEP is used, would be R$7,859 thousand, net of taxes; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

Notes to the Consolidated Financial Statements

III) Insurance, pension plan contribution and capitalization bond retained premiums

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Written premiums	20,640,079	20,437,047
Pension plan contributions (including VGBL)	12,188,241	13,393,491
Capitalization bond income	2,665,640	3,119,574
Granted coinsurance premiums	(35,106)	(22,564)
Refunded premiums	(26,646)	(43,151)
Net written premiums earned	**35,432,208**	**36,884,397**
Reinsurance premiums paid	(13,069)	(44,513)
Insurance, pension plan and capitalization bond retained premiums	**35,419,139**	**36,839,884**

b) Other reserves

	R$ thousand	
	On June 30, 2020	On December 31, 2019
Provision for contingencies (Note 22b IV)	24,143,218	24,421,945
Provision for Financial guarantees provided (I)	1,987,706	1,972,008
Other	10,134,719	9,990,442
Total	**36,265,643**	**36,384,395**

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

	R$ thousand			
	On June 30, 2020		On December 31, 2019	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	38,082,955	(837,443)	37,696,763	(848,477)
Bank sureties	43,360,425	(1,139,860)	39,593,792	(1,099,140)
Others	972,744	(10,403)	940,590	(24,391)
Total	**82,416,124**	**(1,987,706)**	**78,231,145**	**(1,972,008)**

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

Notes to the Consolidated Financial Statements

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The

Notes to the Consolidated Financial Statements

proceedings that are not in the scope of the agreement, including those related to merged banks are individually assessed based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and COFINS – R$2,662,184 thousand (R$2,632,829 thousand on December 31, 2019): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

- Pension Contributions – R$1,787,338 thousand (R$1,799,047 thousand on December 31, 2019): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$1,276,895 thousand (R$1,264,448 thousand on December 31, 2019): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$632,476 thousand (R$626,341 thousand on December 31, 2019): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- INSS Autonomous Brokers – R$497,084 thousand (R$490,651 thousand on December 31, 2019): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

- INSS – Contribution to SAT – R$437,834 thousand (R$432,873 thousand on December 31, 2019): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

Notes to the Consolidated Financial Statements

IV - Provisions by nature

	R$ thousand	
	On June 30, 2020	On December 31, 2019
Labor claims	7,111,299	7,346,067
Civil claims	8,572,266	8,685,793
Provision for tax risks	8,459,653	8,390,085
Total (Note 21b)	**24,143,218**	**24,421,945**

V - Changes in provisions – Provision expenses

	R$ thousand		
	Labor	Civil	Tax
Balance on December 31, 2019	**7,346,067**	**8,685,793**	**8,390,085**
Adjustment for inflation	551,324	472,768	94,233
Provisions, net of (reversals and write-offs)	291,062	212,437	(21,339)
Payments	(1,077,154)	(798,732)	(3,326)
Balance on June 30, 2020	**7,111,299**	**8,572,266**	**8,459,653**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2020, R$6,867,382 thousand (R$6,272,466 thousand on December 31, 2019) for civil claims and R$33,824,760 thousand (R$33,474,303 thousand on December 31, 2019) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,355,851 thousand (R$9,216,012 thousand on December 31, 2019): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2016 – R$7,227,954 thousand (R$7,169,765 thousand on December 31, 2019), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2011 and 2012 – R$5,322,220 thousand (R$5,172,183 thousand on December 31, 2019): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,548,985 thousand (R$2,537,997 thousand on December 31, 2019) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- PIS and COFINS notifications and disallowances of compensations – R$1,504,565 thousand (R$1,490,269 thousand on December 31, 2019): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

- Social Security Contribution Taxes – 2014 and 2015 – R$1,287,198 thousand (R$1,268,227 thousand on December 31, 2019): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

Notes to the Consolidated Financial Statements

- IRPJ and CSLL deficiency note – 2005 to 2013 – R$929,089 thousand (R$925,806 thousand on December 31, 2019): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$837,417 thousand (R$1,187,411 thousand on December 31, 2019): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$645,723 thousand (R$608,860 thousand on December 31, 2019): relating to profit of subsidiaries based overseas.

d) Other matters

Due to the so-called "*Operação Zelotes*" ("Zealots Operation"), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco's Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the *Operação Zelotes*, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York ("Court"), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement ("Agreement") to terminate the Class Action, with the payment of US$14.5 million by Bradesco. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of *Operação Zelotes*, the *Corregedoria Geral do Ministério da Fazenda* (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the *Diário Oficial da União* (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846, of 2013.

Notes to the Consolidated Financial Statements

23) OTHER LIABILITIES

	R$ thousand	
	On June 30, 2020	On December 31, 2019
Sundry creditors	5,199,455	5,043,721
Payment of taxes and other contributions	3,854,473	711,891
Credit card operations	2,537,502	3,612,779
Taxes and contributions payable	3,086,963	4,771,950
Liabilities for acquisition of assets and rights	1,498,399	1,493,329
Social and statutory	1,875,145	933,002
Obligations for quotas of investment funds	1,294,563	1,804,294
Other	6,983,076	6,585,235
Total	**26,329,576**	**24,956,201**

24) SHAREHOLDERS' EQUITY (PARENT COMPANY)

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	R$ - thousand	
	On June 30, 2020	On December 31, 2019
Common	4,435,106,575	4,031,915,068
Preferred	4,435,106,111	4,031,914,646
Subtotal - Loans	**8,870,212,686**	**8,063,829,714**
Treasury (common shares)	(7,307,259)	(6,642,963)
Treasury (preferred shares)	(27,378,542)	(24,889,584)
Total outstanding shares	**8,835,526,885**	**8,032,297,167**

b) Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2019	**4,025,272,105**	**4,007,025,062**	**8,032,297,167**
Increase of capital stock with issuing of shares – bonus of 10% (1)	403,191,507	403,191,465	806,382,972
Increase of shares in treasury – bonus of 10%	(664,296)	(2,488,958)	(3,153,254)
Number of outstanding shares as at June 30, 2020	**4,427,799,316**	**4,407,727,569**	**8,835,526,885**

(1) It benefited the shareholders registered in the records of Bradesco on April 13, 2020.

In the Special Shareholders' Meeting of March 10, 2020, the approval was proposed by the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$75,100,000 thousand to R$79,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 806,382,972 new nominative-book entry shares, with no nominal value, whereby 403,191,507 are common and 403,191,465 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 30, 2020.

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

Notes to the Consolidated Financial Statements

Interest on shareholders' equity/dividends for the first semester of 2020, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	6,888,141	
(-) Legal reserve	344,407	
Adjusted calculation basis	**6,543,734**	
Monthly, intermediaries and supplementary interest on shareholders' equity (gross), paid and/or provisioned	2,309,554	
Withholding income tax on interest on shareholders' equity	(346,433)	
Interest on shareholders' equity (net) accumulated on June 30, 2020	**1,963,121**	**30.00**
Interest on shareholders' equity (net) accumulated on June 30, 2019	**3,549,860**	**31.50**

(1) Percentage of interest on shareholders' equity/dividends after adjustments.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred			R$ thousand
Monthly interest on shareholders' equity paid	0.103499	0.113849	800,062	120,009	680,053
Intermediary interest on shareholders' equity paid	0.172536	0.189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders´ equity paid	0.199104	0.219014	1,679,042	251,856	1,427,186
Supplementary dividends paid	0.024413	0.026854	205,871	-	205,871
Total accrued on June 30, 2019	**0.499552**	**0.549507**	**4,139,975**	**590,115**	**3,549,860**
Monthly interest on shareholders' equity paid	0.103499	0.113849	901,886	135,283	766,603
Supplementary interest on shareholders' equity provisioned	0.151749	0.166924	1,407,668	211,150	1,196,518
Total accrued on June 30, 2020	**0.255248**	**0.280773**	**2,309,554**	**346,433**	**1,963,121**

d) Treasury shares

At June 30, 2020, Bradesco held in treasury 7,307,259 common shares and 27,378,542 preferred shares for a total amount of R$440,514 thousand. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$18.96 per common share and R$20.70 per preferred share on June 30, 2020.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On June 30, 2020	On December 31, 2019
		R$ thousand
Banco Bradesco BBI S.A. (1)	-	5,882
Other (2)	755,860	703,909
Total	**755,860**	**709,791**

(1) Acquisition of minority interest in January 2020; and

(2) Primarily relates to the non-controlling interest in the subsidiary "Odontoprev".

26) FEE AND COMMISSION INCOME

	In the six month period ended June 30 - R$ thousand	
	2020	**2019**
Credit card income	3,379,638	3,633,920
Checking account	3,900,766	3,780,477
Loans	1,378,580	1,466,289
Collections	1,044,277	967,652
Consortium management	929,317	910,713
Asset management	708,111	752,095
Underwriting/ Financial Advisory Services	424,124	391,053
Custody and brokerage services	604,114	529,761
Payments	235,573	235,800
Other	301,421	381,917
Total	**12,905,921**	**13,049,677**

Notes to the Consolidated Financial Statements

27) PAYROLL AND RELATED BENEFITS

	In the six month period ended June 30 - R$ thousand	
	2020	**2019**
Salaries	4,816,297	4,724,248
Benefits	2,342,623	2,295,239
Social security charges	1,642,836	1,592,842
Employee profit sharing	699,404	900,419
Training	52,759	82,256
Total	**9,553,919**	**9,595,004**

28) OTHER ADMINISTRATIVE EXPENSES

	In the six month period ended June 30 - R$ thousand	
	2020	**2019**
Outsourced services	2,381,551	2,348,177
Accumulated depreciation and amortization	1,533,964	1,411,851
Data processing	1,056,163	1,026,881
Communication	676,539	784,413
Asset maintenance	633,112	585,448
Rental	645,294	610,731
Financial system services	545,456	538,091
Advertising and marketing	462,155	519,265
Security and surveillance	370,826	368,914
Transport	337,942	374,064
Water, electricity and gas	201,970	233,755
Supplies	71,722	89,012
Travel	64,475	125,163
Other	562,095	579,409
Total	**9,543,264**	**9,595,174**

29) TAX EXPENSES

	In the six month period ended June 30 - R$ thousand	
	2020	**2019**
Contribution for Social Security Financing (COFINS)	1,089,272	2,079,983
Social Integration Program (PIS) contribution	181,366	338,765
Tax on Services (ISSQN)	557,105	628,945
Municipal Real Estate Tax (IPTU) expenses	85,702	86,913
Other	419,147	184,502
Total	**2,332,592**	**3,319,108**

30) OTHER OPERATING INCOME

	In the six month period ended June 30 - R$ thousand	
	2020	**2019**
Other interest income	949,312	1,001,638
Reversal of other operating provisions	1,257,735	965,701
Revenues from recovery of charges and expenses	209,075	204,137
Other	909,302	1,220,918
Total	**3,325,424**	**3,392,394**

Notes to the Consolidated Financial Statements

31) OTHER OPERATING EXPENSES

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Other finance costs	373,100	907,772
Sundry losses	162,768	194,377
Discount granted	1,282,600	609,234
Commissions on loans and financing	227,859	306,435
Intangible assets amortization - payroll	622,432	640,945
Goodwill amortization (Note 14a)	813,142	832,582
Card marketing expenses	1,547,641	1,589,051
Other	4,599,959	4,299,182
Total	**9,629,501**	**9,379,578**

32) NON-OPERATING INCOME (LOSS)

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Gain/loss on sale and write-off of assets and investments	(67,454)	(143,655)
Recording/reversal of non-operating provisions (1)	(34,842)	(184,194)
Other	42,768	36,852
Total	**(59,528)**	**(290,997)**

(1) Includes primarily allowance for non-use assets (BNDU).

Notes to the Consolidated Financial Statements

33) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019
Assets								
Interbank investments	-	-	33,011	577,906	-	-	33,011	577,906
Securities and derivative financial instruments	71,504	20,721	1,115,232	287,849	-	-	1,186,736	308,570
Loans and other assets	18	9	174,062	109,766	78,484	88,750	252,564	198,525
Liabilities								
Demand deposits/Savings accounts	65,062	109,767	12,782	39,191	44,468	20,428	122,312	169,386
Interbank and time deposits	2,079,591	1,802,883	3,392,991	2,838,567	168,879	373,047	5,641,461	5,014,497
Securities sold under agreements to repurchase	43,631	225,064	33,850	304,008	-	-	77,481	529,072
Funds from issuance of securities and subordinated debts	14,291,568	13,697,802	-	-	825,812	891,211	15,117,380	14,589,013
Derivative financial instruments	-	-	18,272	7,264	-	-	18,272	7,264
Interest on own capital and dividends payable	487,473	217,765	-	-	-	-	487,473	217,765
Other liabilities	-	-	8,099,619	11,665,639	15,177	6,735	8,114,796	11,672,374

In the six month period ended June 30 - R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2020	2019	2020	2019	2020	2019	2020	2019
Income from financial intermediation	56,014	390	23,601	25,785	-	-	79,615	26,175
Financial intermediation expenses	(311,663)	(426,119)	(224,961)	(29,636)	(18,091)	(28,997)	(554,715)	(484,752)
Income from services provided	62	54	28,326	216,446	47	188	28,435	216,688
Other expenses net of other operating revenues	27,848	(26,168)	(727,627)	(901,588)	(81,747)	(123,565)	(781,526)	(1,051,321)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Notes to the Consolidated Financial Statements

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2020, the maximum amount of R$871,589 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$515,650 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and /or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Remuneration and Social Security Contribution to the INSS	310,695	431,540
Total	**310,695**	**431,540**

Post-employment benefits

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Defined contribution supplementary pension plans	217,734	244,798
Total	**217,734**	**244,798**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On June 30, 2020	On December 31, 2019
• Common shares	0.56%	0.55%
• Preferred shares	1.04%	1.04%
• Total shares (1)	0.80%	0.79%

(1) On June 30, 2020, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.72% of common shares, 1.08% of preferred shares and 1.90% of all shares (2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares in December, 2019).

Notes to the Consolidated Financial Statements

34) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
- Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI.

b) Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousand	
	Prudential Conglomerate	
	On June 30, 2020	On December 31, 2019
Tier I capital	**109,691,643**	**100,831,668**
Common equity	100,328,481	91,271,701
Shareholders' equity	135,133,652	133,723,221
Non-controlling interest / Other	426,828	106,302
Prudential adjustments	(35,231,999)	(42,557,822)
Additional capital	9,363,162	9,559,967
Tier II capital	**21,920,222**	**24,443,737**
Subordinated debts (Resolution No. 4,192/13)	20,665,476	21,324,281
Subordinated debts (previous to CMN Resolution No. 4,192/13)	1,254,746	3,119,456
Reference Equity (a)	**131,611,865**	**125,275,405**
- Credit risk	786,300,497	680,907,697
- Market risk	24,990,013	13,571,488
- Operational risk	63,720,003	64,572,141
Risk-weighted assets – RWA (b)	**875,010,512**	**759,051,326**
Basel ratio (a/b)	**15.0%**	**16.5%**
Tier I capital	**12.5%**	**13.3%**
- Principal capital	11.5%	12.0%
- Additional capital	1.1%	1.3%
Tier II capital	**2.5%**	**3.2%**

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No. 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed on its Investor Relations website (Bradesco RI - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage. Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Notes to the Consolidated Financial Statements

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	In the six month period ended June 30 - R$ thousand	
	2020	2019
Fixed rates	1,732	9,979
IGPM/IPCA	1,919	1,861
Exchange coupon	38	122
Foreign currency	1,077	5,056
Equities	824	1,381
Sovereign/Eurobonds and Treasuries	23,650	2,060
Other	5,913	2,001
Correlation/diversification effect	(5,894)	(4,571)
VaR (Value at Risk)	**29,259**	**17,889**

Amounts net of tax effects.

Sensitivity analysis - CVM Instruction No. 475/08

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.43 a scenario of R$5.49 was used, while for a 1-year fixed interest rate of 2.37%, a 2.38% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.43 a scenario of R$6.79 was used, while for a 1-year fixed interest rate of 2.37%, a 2.96% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.43 a scenario of R$8.15 was used, while for a 1-year fixed interest rate of 2.37%, a 3.56% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Notes to the Consolidated Financial Statements

I - Sensitivity Analysis – Trading Portfolio

		In the six month period ended June 30 - R$ thousand					
		Trading Portfolio (1)					
		2020			2019		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(34)	(3,151)	(6,202)	(525)	(77,332)	(151,957)
Price indexes	Exposure subject to variations in price index coupon rates	(1,582)	(45,594)	(89,579)	(111)	(8,500)	(16,491)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1)	(7)	(13)	(7)	(428)	(849)
Foreign currency	Exposure subject to exchange rate variations	(294)	(7,338)	(14,677)	(2,403)	(60,076)	(120,152)
Equities	Exposure subject to variation in stock prices	(104)	(2,603)	(5,207)	(319)	(7,964)	(15,927)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(460)	(49,518)	(96,883)	(262)	(25,910)	(50,349)
Other	Exposure not classified in other definitions	-	(17)	(34)	-	(6)	(13)
Total excluding correlation of risk factors		**(2,475)**	**(108,228)**	**(212,595)**	**(3,627)**	**(180,216)**	**(355,738)**
Total including correlation of risk factors		**(1,516)**	**(43,251)**	**(84,830)**	**(1,924)**	**(71,310)**	**(140,000)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		In the six month period ended June 30 - R$ thousand					
		Trading and Banking Portfolios (1)					
		2020			2019		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(15,067)	(1,843,333)	(3,505,871)	(26,789)	(4,081,310)	(7,933,527)
Price indexes	Exposure subject to variations in price index coupon rates	(21,316)	(2,034,112)	(3,630,157)	(11,981)	(1,007,127)	(1,825,753)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2,205)	(94,707)	(185,780)	(1,376)	(89,368)	(173,235)
Foreign currency	Exposure subject to exchange rate variations	(11,194)	(279,860)	(559,721)	(2,762)	(72,891)	(145,781)
Equities	Exposure subject to variation in stock prices	(34,888)	(872,205)	(1,744,410)	(23,159)	(578,974)	(1,157,948)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(2,850)	(60,704)	(119,323)	(1,459)	(66,189)	(128,816)
Other	Exposure not classified in other definitions	(139)	(3,469)	(6,939)	(995)	(24,883)	(49,766)
Total excluding correlation of risk factors		**(87,659)**	**(5,188,390)**	**(9,752,201)**	**(68,521)**	**(5,920,742)**	**(11,414,826)**
Total including correlation of risk factors		**(70,336)**	**(4,411,488)**	**(8,271,009)**	**(51,669)**	**(5,061,727)**	**(9,790,745)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process includes a governance structure, comprised of committees, policies, standards and procedures, which work to ensure the risks are identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization's activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In 2019 and in the first semester of 2020, there was no hiring of Advisory Service or contracting of Financing Project Finance or Corporate Loans to projects classified under the criteria of the Equator Principles III.

Notes to the Consolidated Financial Statements

f) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On June 30, 2020			On December 31, 2019
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and cash equivalents	**162,056,751**	**155,908,890**	**6,147,861**	**4,553,120**
Financial instruments	**1,252,404,645**	**1,137,685,279**	**114,719,366**	**79,914,310**
- Interbank investments	15,739,630	12,383,207	3,356,423	2,758,183
- Compulsory deposits with the Brazilian Central Bank	80,949,204	80,861,756	87,448	46,662
- Securities	588,036,601	551,029,974	37,006,627	22,242,979
- Derivative financial instruments	27,597,050	25,822,734	1,774,316	594,548
- Loans	421,190,972	383,724,651	37,466,321	30,162,221
- Other financial instruments	118,891,188	83,862,957	35,028,231	24,109,717
Leases	**2,982,918**	**2,982,918**	-	-
Expected Credit Loss Associated with Credit Risk	**(43,065,857)**	**(40,936,559)**	**(2,129,298)**	**(1,505,929)**
- Loans	(40,573,285)	(38,443,987)	(2,129,298)	(1,505,929)
- Leases	(107,870)	(107,870)	-	-
- Other receivables	(2,384,702)	(2,384,702)	-	-
Deferred tax assets	**89,146,359**	**89,133,655**	**12,704**	**9,338**
Jointly Controlled Entities	**6,186,013**	**6,186,013**	-	-
Premises and equipment	**20,655,922**	**20,506,117**	**149,805**	**112,141**
Intangible assets	**32,247,514**	**32,075,907**	**171,607**	**135,856**
Depreciation and amortization	**(31,891,395)**	**(31,627,852)**	**(263,543)**	**(196,903)**
- Premises and equipment	(10,959,559)	(10,843,013)	(116,546)	(82,203)
- Intangible assets	(20,931,836)	(20,784,839)	(146,997)	(114,700)
Other assets	**26,382,623**	**25,948,122**	**434,501**	**1,238,262**
Impairment of Assets Accumulated	**(2,733,122)**	**(2,733,115)**	**(7)**	-
Total assets	**1,514,372,371**	**1,395,129,375**	**119,242,996**	**84,260,195**
Liabilities				
Deposits and other financial liabilities	**1,033,529,221**	**905,910,585**	**127,618,636**	**82,023,034**
- Deposits from banks	241,406,691	200,270,989	41,135,702	37,397,409
- Deposits from customers	491,246,503	458,789,626	32,456,877	18,091,293
- Securities issued	161,682,029	149,563,290	12,118,739	3,375,635
- Subordinated debts	53,536,785	38,419,829	15,116,956	11,127,795
- Derivative financial instruments	22,629,911	16,740,820	5,889,091	1,457,142
- Other financial liabilities	63,027,302	42,126,031	20,901,271	10,573,760
Provisions	**311,126,251**	**310,453,014**	**673,237**	**106,905**
- Technical provision for insurance, pension plans and capitalization bonds	274,860,608	274,848,476	12,132	14,689
- Other reserves	36,265,643	35,604,538	661,105	92,216
Deferred income tax assets	**7,497,811**	**7,356,111**	**141,700**	**157,751**
Other liabilities	**26,329,576**	**24,980,535**	**1,349,041**	**430,951**
Total liabilities	**1,378,482,859**	**1,248,700,245**	**129,782,614**	**82,718,641**
Shareholders' equity				
Equity attributable to shareholders of the parent	135,133,652	135,133,652	-	-
Non-controlling interest	755,860	755,860	-	-
Total Shareholders' equity	**135,889,512**	**135,889,512**	-	-
Total Liability and Shareholders' equity	**1,514,372,371**	**1,384,589,757**	**129,782,614**	**82,718,641**
Net position of assets and liabilities			**(10,539,618)**	**1,541,554**
Net position of derivatives (2)			(14,389,364)	(65,993,860)
Other net off-balance-sheet accounts (3)			636,330	(4,208)
Net foreign exchange position (passive) (4)			**(24,292,652)**	**(64,456,514)**

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$23,815,778 thousand (R$(654,308) thousand in 2019) in the first quarter and were recorded in the result. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments.

Notes to the Consolidated Financial Statements

II - The statement of financial position by maturity

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and cash equivalents	**138,058,489**	**23,998,262**		**-**	**-**	**162,056,751**
Financial instruments	**607,299,626**	**124,934,843**	**115,196,197**	**404,973,979**	**-**	**1,252,404,645**
- Interbank investments	4,792,204	6,680,880	1,621,625	2,644,921	-	15,739,630
- Compulsory deposits with the Brazilian Central Bank	80,949,204	-		-	-	80,949,204
- Securities	400,993,337	11,092,714	30,111,465	145,839,085	-	588,036,601
- Derivative financial instruments	4,021,613	5,380,398	1,795,847	16,399,192	-	27,597,050
- Loans	37,785,495	81,069,352	77,549,538	224,786,587	-	421,190,972
- Other financial instruments	78,757,773	20,711,499	4,117,722	15,304,194	-	118,891,188
Leases	**124,581**	**468,704**	**488,278**	**1,901,355**	**-**	**2,982,918**
Expected Credit Loss Associated with Credit Risk	**(11,119,322)**	**(7,266,430)**	**(5,578,215)**	**(19,101,890)**	**-**	**(43,065,857)**
- Loans	(10,091,671)	(6,156,263)	(5,342,978)	(18,982,373)	-	(40,573,285)
- Leases	(5,712)	(8,808)	(10,273)	(83,077)	-	(107,870)
- Securities	-	-	-	-	-	-
- Other receivables	(1,021,939)	(1,101,359)	(224,964)	(36,440)	-	(2,384,702)
Deferred tax assets	**489,935**	**16,651,160**	**4,858,624**	**67,146,640**	**-**	**89,146,359**
Jointly Controlled Entities	**-**	**-**	**-**	**-**	**6,186,013**	**6,186,013**
Premises and equipment	**201,351**	**1,006,752**	**1,208,102**	**6,470,379**	**809,779**	**9,696,363**
Intangible assets	**319,602**	**1,579,615**	**1,907,352**	**7,281,602**	**227,507**	**11,315,678**
Other assets	**21,169,849**	**454,828**	**434,066**	**4,323,880**	**-**	**26,382,623**
Impairment of Assets Accumulated	**(2,732,951)**	**-**	**(171)**	**-**	**-**	**(2,733,122)**
Total on June 30, 2020	**753,811,160**	**161,827,734**	**118,514,233**	**472,995,945**	**7,223,299**	**1,514,372,371**
Total in December 31, 2019	**691,158,763**	**127,997,859**	**117,745,798**	**413,908,566**	**8,328,082**	**1,359,139,068**
Liabilities						
Deposits and other financial liabilities	**439,031,298**	**84,449,166**	**134,091,331**	**366,594,264**	**9,363,162**	**1,033,529,221**
- Deposits from banks	190,381,321	19,787,722	12,231,013	19,006,635	-	241,406,691
- Deposits from customers	179,705,150	25,071,200	75,848,154	210,621,999	-	491,246,503
- Securities issued	6,353,973	36,572,933	33,862,743	84,892,380	-	161,682,029
- Subordinated debts	916	14,327	9,106,966	35,051,414	9,363,162	53,536,785
- Derivative financial instruments	6,382,916	2,537,618	1,607,838	12,101,539	-	22,629,911
- Other financial liabilities	56,207,022	465,366	1,434,617	4,920,297	-	63,027,302

Notes to the Consolidated Financial Statements

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	R$ thousand Total
Provisions	**253,342,345**	**368,325**	**553,858**	**56,861,723**	**-**	**311,126,251**
- Technical provision for insurance, pension plans and capitalization bonds	238,908,175	-	-	35,952,433	-	274,860,608
- Other reserves	14,434,170	368,325	553,858	20,909,290	-	36,265,643
Deferred income tax assets	**33,790**	**9,864**	**78,136**	**7,376,021**	**-**	**7,497,811**
Other liabilities	**24,534,039**	**74,414**	**288,053**	**1,433,070**	**-**	**26,329,576**
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	135,133,652	135,133,652
Non-controlling interest	-	-	-	-	755,860	755,860
Total Shareholders' equity	**-**	**-**	**-**	**-**	**135,889,512**	**135,889,512**
Total on June 30, 2020	**716,941,472**	**84,901,769**	**135,011,378**	**432,265,078**	**145,252,674**	**1,514,372,371**
Total in December 31, 2019	**663,802,650**	**87,327,618**	**99,186,006**	**364,829,815**	**143,992,979**	**1,359,139,068**

Net assets accumulated on June 30, 2020	**36,869,688**	**113,795,653**	**97,298,508**	**138,029,375**		
Net assets accumulated on December 31, 2019	**27,356,113**	**68,026,354**	**86,586,146**	**135,664,897**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

Notes to the Consolidated Financial Statements

35) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses related to contributions made during the first semester of 2020, totaled R$484,378 thousand (R$490,643 thousand in 2019).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$2,395,382 thousand during the first semester of 2020 (R$2,377,495 thousand in 2019).

Notes to the Consolidated Financial Statements

36) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Income before income tax and social contribution	**(9,703,639)**	**15,724,063**
Total burden of income tax and social contribution at the current rates (Note 3f)	4,366,638	(6,289,625)
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	98,785	240,938
Net non-deductible expenses of nontaxable income	(33,326)	315,537
Interest on shareholders' equity (paid and payable)	1,039,299	1,573,642
Other amounts (1)	11,219,860	384,447
Income tax and social contribution for the period	**16,691,256**	**(3,775,061)**

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b) Breakdown of income tax and social contribution in the statement of income

	In the six month period ended June 30 - R$ thousand	
	2020	2019
Current taxes:		
Income tax and social contribution payable	**(3,294,590)**	**(5,468,230)**
Deferred taxes:		
Constitution/realization in the period on temporary additions and exclusions	3,821,985	2,360,888
Use of opening balances of:		
Social contribution loss	(24,840)	(256,267)
Income tax loss	(32,082)	(428,114)
Constitution in the period on:		
Social contribution loss	7,197,976	4,664
Income tax loss	9,022,807	11,998
Total deferred tax expense	**19,985,846**	**1,693,169**
Income tax and social contribution for the period	**16,691,256**	**(3,775,061)**

Notes to the Consolidated Financial Statements

c) Deferred income tax and social contribution

				R$ thousand
	Balance on December 31, 2019	**Amount recorded**	**Realized / Decrease**	**Balance on June 30, 2020**
Allowance for loan losses	38,567,812	7,301,925	(2,073,063)	43,796,674
Civil provisions	3,793,953	262,435	(314,148)	3,742,240
Tax provisions	3,420,711	64,072	(16,178)	3,468,605
Labor provisions	3,248,186	641,134	(736,825)	3,152,495
Impairment of securities and investments	2,789,316	529,588	(327,979)	2,990,925
Provision for devaluation of foreclosed assets	833,163	117,076	(106,235)	844,004
Mark-to-market adjustment of trading securities and derivatives	1,346,668	63,351	(973,136)	436,883
Amortization of goodwill	410,537	14,994	(9,257)	416,274
Provision for interest on shareholder's equity (1)	-	633,448	-	633,448
Other	5,081,557	1,654,117	(1,365,575)	5,370,099
Total deductible taxes on temporary differences	**59,491,903**	**11,282,140**	**(5,922,396)**	**64,851,647**
Income tax and social contribution losses in Brazil and overseas	7,882,821	16,220,783	(56,922)	24,046,682
Subtotal - Loans	**67,374,724**	**27,502,923**	**(5,979,318)**	**88,898,329**
Adjustment to fair value of available-for-sale securities	25,511	232,271	(9,752)	248,030
Total deferred tax assets (Note 3f)	**67,400,235**	**27,735,194**	**(5,989,070)**	**89,146,359**
Deferred tax liabilities (Note 36e)	**8,070,398**	**2,389,311**	**(2,961,898)**	**7,497,811**
Deferred tax assets, net of deferred tax liabilities	**59,329,837**	**25,345,883**	**(3,027,172)**	**81,648,548**
- Percentage of net deferred tax assets on capital (Note 34b)	**47.4%**			**62.0%**
- Percentage of net deferred tax assets over total assets	**4.4%**			**5.4%**

(1) The tax credit on interest on own capital is accounted for up to the tax limit allowed.

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On June 30, 2020, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$11,907 thousand (R$12,094 thousand in December, 2019), which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

					R$ thousand
	Temporary differences		**Carry-forward tax losses**		**Total**
	Income tax	**Social contribution**	**Income tax**	**Social contribution**	
2020	4,003,607	3,067,711	40,283	24,827	7,136,428
2021	8,747,721	6,891,734	279,027	220,262	16,138,744
2022	7,014,521	5,530,610	340,042	271,118	13,156,291
2023	8,115,633	6,423,296	417,033	337,385	15,293,347
2024	8,079,656	6,282,914	582,917	482,615	15,428,102
After 2024	385,977	308,267	11,203,881	9,847,292	21,745,417
Total	**36,347,115**	**28,504,532**	**12,863,183**	**11,183,499**	**88,898,329**

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On June 30, 2020, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$84,970,499 thousand (R$64,484,151 thousand on December 31, 2019), of which: R$63,015,434 thousand (R$57,223,800 thousand on December 31, 2019) of temporary differences; and R$21,955,065 thousand (R$7,260,351 thousand on December 31, 2019) to tax losses and negative basis of social contribution.

Notes to the Consolidated Financial Statements

e) Deferred tax liabilities

	R$ thousand			
	Balance on December 31, 2019	Amount recorded	Realized/Decrease	Balance on June 30, 2020
Fair value adjustment to securities and derivative financial instruments	8,732	872,765	(8,731)	872,766
Difference in depreciation	237,400	17,402	(3,486)	251,316
Judicial deposit	2,154,003	69,437	(9,235)	2,214,205
Other	904,499	644,722	(45,115)	1,504,106
Total deferred liabilities on temporary exclusions	**3,304,634**	**1,604,326**	**(66,567)**	**4,842,393**
Adjustment to fair value of available-for-sale securities	4,765,764	784,985	(2,895,331)	2,655,418
Total deferred tax expense (Note 36c)	**8,070,398**	**2,389,311**	**(2,961,898)**	**7,497,811**

Notes to the Consolidated Financial Statements

37) OTHER INFORMATION

a) Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	Book value	Fair value	Unrealized gain/(loss) without tax effects - In statement of income		In shareholders' equity	R$ thousand
	On June 30, 2020		On June 30, 2020	On June 30, 2019	On June 30, 2020	On December 31, 2019
Securities and derivative financial instruments (Note 3d, 8 and 9)	615,633,651	626,106,456	16,987,170	20,486,070	10,472,805	11,765,519
- Adjustment of available-for-sale securities (Note 8b II)			6,514,365	8,728,342		
- Adjustment of held-to-maturity securities (Note 8b III)			10,472,805	11,757,728	10,472,805	11,765,519
Loans and leases (Notes 3e and 10) (1)	478,276,878	483,375,883	5,099,005	1,955,284	5,099,005	5,118,536
Investments (Notes 3g and 12) (2) (3)	6,186,013	14,190,137	8,004,124	14,823,482	8,004,124	16,505,999
Treasury shares (Note 24d)	440,514	705,281	-	-	264,767	686,068
Time deposits (Notes 3j and 17)	327,174,210	327,164,589	9,621	253,452	9,621	204,468
Funds from issuance of securities (Note 18)	161,682,029	160,966,824	715,205	541,868	715,205	1,239,434
Borrowing and on-lending (Note 16b and 16c)	51,981,216	51,967,071	14,145	(626,093)	14,145	(60,487)
Subordinated debts (Note 19)	53,536,785	54,427,757	(890,972)	(834,272)	(890,972)	(794,512)
Unrealized gains excluding tax			**29,938,298**	**36,599,791**	**23,688,700**	**34,665,025**

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics;
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev, IRB and Fleury); and
(3) The company IRB from April 2020 started to be treated as bonds available for sale.

Determination of the fair value of financial instruments:

- Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the quoted market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

- Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

- Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Notes to the Consolidated Financial Statements

b) The Organization manages investment funds and portfolios with net assets which, on June 30, 2020, amounted to R$940,430,027 thousand (R$1,000,818,236 thousand on December 31, 2019).

c) Consortium funds

	R$ thousand	
	On June 30, 2020	On December 31, 2019
Monthly estimate of funds receivable from consortium members	653,259	670,865
Contributions payable by the group	33,252,427	35,317,947
Consortium members - assets to be included	29,132,545	31,268,865
Credits available to consortium members	6,765,211	6,251,300

	In units	
	On June 30, 2020	On December 31, 2019
Number of groups managed	3,449	3,537
Quantity of assets pending delivery	130,454	119,223
Quantity of total delivered assets	2,028,589	1,937,381
Quantity of total active consortium members	1,550,043	1,616,675
Quantity of total dropouts and cancellations	1,402,353	1,347,640
Default rate	3.95%	3.79%

	Accrued - In units	
	On June 30, 2020	On June 30, 2019
Quantity of assets delivered in the semester	122,176	114,072
Quantity of active consortium members in the semester	180,390	139,333
Quantity of dropouts and cancellations in the semester	167,085	127,944

d) In the first semester of 2020, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Saving Deposits	Circular No. 3,975 of January 8, 2020 Regarding compulsory deposits required: - Rate of 20% on the basis of calculation determined. - Period of Transactions: Beginning on Monday of the second week following the period of calculation and ending on Friday of the same week.	Circular No. 4,033 of June 24, 2020 It amends Circular No. 3,975 to establish deduction on the chargeability of the compulsory collection from the operations below: - Balance of loan operations for financing of the working capital - Balance of investments in Term Deposits with Special Guarantee (DPGE) - Period: Operations contracted and the investments made from June 22, 2020 to December 31, 2020. - Limited to 30% of the chargeability of the compulsory collections.
Time deposits	Circular No. 3,916 of November 22, 2018 Regarding compulsory deposits required: - Rate of 17% on the basis of calculation determined. - Rate of 25% on the basis of calculation determined from the calculation period beginning on November 30, 2020 until December 4, 2020. - Period of Transactions: Beginning on Monday of the second week following the period of calculation and ending on Friday of the same week.	Circular No. 3.997 of April 6, 2020 It amends Circular No. 3,916 to establish deductions on the chargeability of the compulsory collection from the operations below: - 15% of the debit balance of funding granted by the Emergency Employment Support Program, MP No. 944 of April 3, 2020. Circular No. 4,001 of April 13, 2020 It amends Circular No. 3,916 to establish deductions on the chargeability of the compulsory collection from the operations below: - Balance of Financial Letters of Credit of own issue repurchased by the issuing financial institution. - Limited to 15% of the chargeability of the compulsory collection.

e) CMN Resolution No. 3,786/09 and Bacen Circular No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required

Notes to the Consolidated Financial Statements

to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by this Resolution, on March 6, 2020, Bradesco separately published its consolidated financial statements in accordance with IFRS for December 31, 2019 and 2018 on its website.

f) Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion. However, it is not yet possible to affirm whether these measures will be sufficient to prevent a global recession in 2020.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate on june, 2020, to 2.25%, the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus, especially by means of:

- **March 16, 2020** Resolution No. 4,782/20, which aims to facilitate the renegotiation of loan operations of companies, allowing for adjustments to the cash flows of companies;
- **March 16, 2020** Resolution No. 4,783/20, which reduced the minimum capital requirements, in order to enhance the lending capacity of banks;
- **March 18, 2020** Resolution No. 4,784/20, which exempts banks from deducting from their capital, the tax effects of transactions to hedge foreign currency for their participation in investments abroad, one of the mechanisms used by banks to protect themselves against exchange rate variations;
- **March 19, 2020** Circular No. 3,991/20, which temporarily removed the requirement for advance notification of the amendment of the opening hours and compliance with the mandatory and uninterrupted hours in the case of multiple banks, like ours;
- **March 23, 2020** Circular No. 3,993/20, which reduced the rate of compulsory deposits with the Central Bank on time deposits, from 25% to 17%, and enhanced the rules for the Short-term Liquidity Indicator (Liquidity Coverage Ratio – "LCR"). The aim of these measures is an improvement of the liquidity conditions of the National Financial System;
- **March 23, 2020** Resolution No. 4,786/20, which aims to ensure the maintenance of adequate levels of liquidity in the National Financial System, allowing the Central Bank of Brazil to grant loans by means of the Special Temporary Liquidity Line ("LTEL"), regulated by Circular No. 3,994/20;
- **March 30, 2020** Provisional Measure No. 930/20, which aims to eliminate the asymmetry of tax treatment between the results of the exchange rate variation of the investment of banks abroad and the result of the hedge/overhedge for hedging the exchange rate of such investment. In moments of greater volatility, such as the current one, the exchange rate variations make the overhedge increase the consumption of capital for banks and increase the market volatility, with

Notes to the Consolidated Financial Statements

negative effects on the market. The Provisional Measure aims to correct this imbalance, eliminating this negative effect on the foreign exchange market and on banks;

- **April 2, 2020 –** Resolution No. 4,795, which authorizes the Central Bank of Brazil to grant loan operations by means of a Temporary Special Line of Liquidity for the acquisition of a Financial Letter of Credit with guarantee in financial assets or securities (LTEL-LFG);
- **April 6, 2020 –** Circular No. 3,997/20 amends Circular No. 3,916, of November 22, 2018, which defines and consolidates the rules of the compulsory collection on term deposits, to establish deduction of the chargeability of the compulsory collection of the financing granted in the scope of the Emergency Employment Support Program, instituted by Provisional Measure No. 944, of April 3, 2020;
- **April 9, 2020** Resolution No. 4,803/20, which adjusts the criteria for the measurement of the provision for doubtful receivables from the renegotiated operations by financial institutions and others authorized by the Central Bank of Brazil, due to the COVID-19 pandemic. With this Resolution, the reclassification of the renegotiated operations between March 1 and September 30, 2020 is permitted at the same level they were classified on February 29, 2020;
- **April 13, 2020 –** Circular No. 4,001/20 amends Circular No. 3,916, of November 22, 2018, which defines and consolidates the rules of the compulsory collection on term deposits, to establish deduction of the chargeability of the compulsory collection from the portion of acquisition of Financial Letters of Credit of own issue on the secondary Market;
- **May 25, 2020 –** Resolution No. 4,820, which establishes, for a fixed term, prohibitions to the remuneration on own capital to the increase in the remuneration of the Management, to the repurchasing of shares and to the reduction of share capital, to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, considering the potential effects of the pandemic of the coronavirus (COVID-19) on the National Financial System;
- **June 23, 2020 –** Circular No. 4,030/20 amends Circular No. 3,809, of August 25, 2016, which establishes the procedures for the recognition of mitigation instruments in the calculation of the portion of the risk weighted assets (RWA) relating to exposure to credit risk subject to the calculation of capital requirements through standardized approach (RWACPAD), which deals with Resolution No. 4,193, of March 1, 2013; and
- **June 24, 2020 –** Circular No. 4,033/20 amends Circular No. 3,975, of January 8, 2020, instituting the compulsory collection on resources of savings deposits, to establish deductions of the chargeability of balance of loan operations for the financing of working capital and balance of investments in Term Deposits with Special Guarantee (DPGE) of institutions not belonging to the same conglomerate.

In addition to the measures mentioned above, the Executive and Legislative Powers have tried to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

However, projections estimate that Brazil will face an economic downturn in 2020 with all the ramifications in terms of business. Most of our operations occur in the domestic market and, consequently, our result is significantly impacted by the local macroeconomic conditions.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

- **financial instruments:** whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
- **loan:** which we expect an increase in our level of arrears in the payment of loans, including operations that were renegotiated and extended in the context of the crisis, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the collateral resulting from guarantees related to loans in default. For

Notes to the Consolidated Financial Statements

June 30, 2020, considering the facts and initial information available, we complemented our provisioning level, as described in note No. 10h II;

- **deferred tax assets:** whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
- **intangible assets:** may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
- **funding:** volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
- **technical provisions of insurance and pension resources:** that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
- **civil and labor provisions:** the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of COVID-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We launched the Business Continuity Plan ("BCP") was activated and since the second half of March 2020 we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

- giving leave to employees at-risk groups for an indefinite period of time;
- increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;
- definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of COVID-19;
- intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer servisse;
- making Covid-19 tests available to all employees for free; and
- anticipation of the flu vaccine for all employees and dependentes.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

Notes to the Consolidated Financial Statements

g) On May 6, 2019, Bradesco announced to the market, that it had entered into a Share Purchase Agreement ("Agreement") with the controlling shareholders of BAC Florida Bank ("BAC Florida"), the bank that offeres various financial services products in the United States for 45 years to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million.

On September 10, 2019, the Central Bank authorized Bradesco to: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the U.S.; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the U.S., which should be extinguished in the corporate reorganization (merger) to be conducted to enable Banco Bradesco S.A. to hold 100% of the shares representing the capital of BAC Florida Bank. The completion of the transaction is subject to approval by the competent U.S. regulatory agencies and compliance with legal formalities.

h) On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. ("Chain") to Almaviva do Brasil Telemarketing e Informática S.A..

i) On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates of 2.85% and 3.20% p.a., respectively.

Management Bodies

Base Date July 13, 2020

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
João Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri

Managing Officers
Moacir Nachbar Junior
Renato Ejnisman
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
Rogério Pedro Câmara
João Carlos Gomes da Silva
Bruno D'Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto

Deputy Officers
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Edilson Wiggers
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcelo Frontini
Marcelo Santos Dall'Occo
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Oswaldo Tadeu Fernandes
Paulo Eduardo Waack
Roberto Medeiros Paula
Vinicius Urias Favarão
Waldemar Ruggiero Júnior

Officers
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Edmir José Domingues
Francisco José Pereira Terra
Gilvandro Matos da Silva
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Vasco Azevedo
Victor Rosa Marinho de Queiroz

Regional Officers
Alberto do Nascimento Lemos
Almir Rocha
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Francisco Henrique França Fernandes
Geraldo Dias Pacheco
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Osmar Sanches Biscuola
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Paulo Roberto Simões da Cunha – Financial Specialist
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Carlos Alberto Rodrigues Guilherme - Coordinator
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Glaucimar Peticov
Clayton Camacho
Edilson Wiggers
Renata Geiser Mantarro
Nairo José Martinelli Vidal Júnior
Vinicius José de Almeida Albernaz

Integrated Risk Management and Capital Allocation Committee
André Rodrigues Cano – Coordinator
Octavio de Lazari Junior
Josué Augusto Pancini
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Vinicius José de Almeida Albernaz
Marlos Francisco de Souza Araujo

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano

Succession Planning and Nomination Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
André Rodrigues Cano - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Glaucimar Peticov
Leandro de Miranda Araujo
Oswaldo Tadeu Fernandes

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Antonio José da Barbara
Carlos Wagner Firetti
Marcelo Santos Dall'Occo
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Oswaldo Tadeu Fernandes
Antonio Campanha Junior
Vinicius José de Almeida Albernaz

Fiscal Council

Sitting Members
Ariovaldo Pereira – Coordinator
Cristiana Pereira
Domingos Aparecido Maia
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia

Deputy Members
João Batista de Moraes
Nilson Pinhal
Renaud Roberto Teixeira
Genival Francisco da Silva
Reginaldo Ferreira Alexandre

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo Santos Dall'Occo
Accountant – CRC 1SP160641/O-4

Independent Auditors' Report on the Consolidated Financial Statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco - SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated balance sheet as of June 30, 2020 and the respective consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the semester then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of June 30, 2020, the consolidated performance of its operations and its respective consolidated cash flows, for the semester then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the "*The Auditors' responsibilities for the audit of the consolidated financial statements*" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current semester. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Evaluation of the measurement of the allowance for doubtful accounts

As disclosed in Notes 3e and 10, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the Consolidated Financial Statements, is R$ 43,065,857 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economic sector, collateral characteristics, and the other factors and assumptions described in CMN Resolution No. 2.682/99, with rating "AA" being the minimum risk level, and "H" the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (supplementary provision). The loans classification into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco's best estimate of the portfolio losses. Due to the relevance of loans operations and the uncertainties, accentuated by the current social and economic scenario resulting from the pandemic state due to Covid-19, inherent in determining the estimate of the allowance for loan losses as a result of the complexity of the methods and assumptions used, as well as the judgment involved in their determination, we consider this as a significant matter in our audit.

How our audit approached this matter

We evaluate the design and operational effectiveness, by sampling, of the key internal controls related to the approval processes, registration and accrual of loans, as well as the internal methodologies for assessing the risk levels ("ratings") of the clients that support the classification of operations and the main assumptions used in the calculation and the arithmetic accuracy of the allowance for loan losses. Additionally, we evaluate, based on a sample, the information that supports the definition and review of clients ratings by Bradesco, such as the credit proposal, financial and registration information, operational and/or financial restructuring, guarantees and judicial recovery plan, including the methodologies and assumptions used for the generic and

Independent Auditors' Report on the Consolidated Financial Statements

supplementary provisions, which include Bradesco's assessment of the impacts generated by the Covid-19 pandemic. We analyzed, by sampling, the arithmetic calculation, included in the assessment of compliance with the requirements established by CMN Resolution No. 2.682/99 related to the calculation of the allowance for loan losses. We also evaluated the disclosures made in the consolidated financial statements, described in notes 3e and 10.

Based on the evidence obtained from the procedures summarized above, we considered adequate the assessment of the measurement of the allowance for loan losses, in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2020.

Measurement and evaluation of derivative financial instruments and securities
As disclosed in the Notes 3d, 8, 9 and 37a, derivative financial instruments amount to R$ 27,597,050 thousand (assets) and R$ (22,629,911) thousand (liabilities) and securities amount to R$ 588,036,601 thousand. For the financial instruments measured at market value, whose market prices or parameters are not observable, the determination of market values is subject to a high level of uncertainty, according as Bradesco performs significant judgments, in determining the methods and assumptions used in its measurement. Financial assets classified as "Available for Sale" and "Held to Maturity" are also evaluated as indications of evidence of impairment losses, which also involves a high level of judgment in their determination considering the methodologies and assumptions used. Therefore, due to the high level of judgment, accentuated by the current pandemic state due to Covid-19, in the measurement of market value and in the evaluation of indicative evidence of impairment of these financial instruments, we consider as a significant matter in our audit work.

How our audit approached this matter
We evaluate the design and operating effectiveness, by sampling, of the key internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements arising from uncertainties in the market value measurement and the indicative evidence of impairment of financial instruments. For a sample of financial instruments, which market price measurement parameters are not observable, we evaluate, with the technical support of our specialists in financial instruments, the models developed by Bradesco for determining market values, using independent parameters for their pricing. We also consider Bradesco's assessment of the possible effects on its methodologies and assumptions, linked to the pandemic scenario due to Covid-19 and possible impacts on measurements. Additionally, we recalculate, on a sample basis, the market value of financial instruments, as well as analyze the policies and criteria related to indications of evidence of impairment losses. Our procedures also included the evaluation of the Bradesco´s disclosures in the consolidated financial statements described in Notes 3d, 8, 9 and 37a.

Based on the evidence obtained from the procedures summarized above, we consider adequate the measurement and evaluation of derivative financial instruments and securities, in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2020

Evaluation of the measurement of provisions and in the disclosure of contingent liabilities - Tax, civil and labor
As described in Notes 3m and 22, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, with the respective provisions recognized in the consolidated financial statements in the amounts of R$ 8,459,653 thousand, R$ 8,572,266 thousand, and R$ 7,111,299 thousand, respectively. Some laws, regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement in the recognition or in the disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, requires significant judgement of Bradesco. Due to the relevance, complexity and level of judgment used in the evaluation, measurement and disclosures of provisions and contingent liabilities, as well as aspects related to compliance with laws and regulations, we consider this matter as a significant in our audit.

How our audit approached this matter
Our audit procedures included the evaluation of the design and operating effectiveness, by sampling, of the key internal controls related to the identification, evaluation, measurement and disclosure of provisions and contingent liabilities, as well as those related to compliance with laws and regulations. We tested the assessment carried out by Bradesco on the sufficiency of the recognized tax, civil and labor provisions and disclosed contingency amounts, by evaluating the main assumptions used, also considering the assessment of Bradesco's internal and external legal advisors, as well as data and historical information. In addition, with the assistance of our tax specialists, we tested the determination of the likelihood of unfavorable outcome, the documentation and information related to the main tax matters involving Bradesco. We also evaluated whether

Independent Auditors' Report on the Consolidated Financial Statements

the disclosures in the consolidated financial statements are in accordance with the applicable rules regarding the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities, in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2020.

Assessment of the expectation of realization of deferred tax assets

The consolidated financial statements include deferred tax assets in the amount of R$ 89,146,359 thousand (Note 36c) which realization is based on estimates of future profitability based on business plans and budgets prepared by Bradesco and which are supported by economic and business assumptions. As described in Note 3f, Bradesco evaluates at least, when preparing the semiannual financials, the methods and assumptions used to estimate taxable profits and growth rates. Due to the degree of judgment inherent in the methods and assumptions used to estimate future taxable profits, especially accentuated by the possible effects on the economic situation resulting from the Covid-19 pandemic and the potential impact that any changes in this scenario could have on the expectation of the realization of the tax credits, we consider this matter to be significant in our audit.

How our audit approached this matter

Our audit procedures include the evaluation of the design and operating effectiveness, by sampling, of the key internal controls related to Bradesco's assessment on the expectation of realization of deferred tax assets. We tested the reasonableness and consistency of the methods and assumptions used for preparing the technical studies and the assessment of the expectation of realization of tax credits, as well as, an assessment made by Bradesco of the adverse effects in the economic pandemic situation of Covid-19 in its projects of future taxable results. In addition, we test the mathematical calculations included in the technical study of realization of deferred tax assets and disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement, the record and the evaluation of deferred tax assets and the respective disclosures in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2020.

Based on the evidence obtained from the procedures summarized above, we considered adequate the assessment of the expectation of realization of deferred tax assets in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2020.

Evaluation of the recoverable value of intangible assets

The consolidated financial statements include intangible assets, which comprise goodwill on acquisitions in the amount of R$ 4,047,259 thousand and other intangible assets in the amount of R$ 4,334,084 (Note 14) which realization is based on projections of future results based on the business plans and budget prepared by Bradesco, in relation to Cash Generating Units (CGU) and which are supported by economic and business assumptions. As described in Notes 3g and 3i, Bradesco evaluates, at least annually or when there are events or circumstances that indicate the accounting value may not be recoverable, the assumptions and estimates of profitability of the CGUs to which goodwill and intangible assets are allocated, including the growth rates, discount rates and cash flow projections, as well as the existence of indications of impairment of these assets. Due to the degree of judgment inherent in the determination of these assumptions, aggravated by the current social and economic scenario resulting from the pandemic state due to Covid-19 and the potential impact that eventual changes in the assumptions could cause in the consolidated financial statements, we consider this matter as significant in our audit.

How our audit approached this matter

Our audit procedures included the evaluation of the design and operating effectiveness, by sampling, of the key internal controls related to Bradesco´s assessment of indicators of impairment of these intangible assets. Based on sampling, we evaluated with technical support of our corporate finance specialists the reasonableness and consistency of the assumptions used in preparing this assessment, as well as Bradesco's analysis of the impacts generated by the current social and economic scenario resulting from the state of the pandemic due to Covid-19 in their projections of future results from the UGCs. Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

Based on the evidence obtained from the procedures summarized above, we considered adequate the assessment of recoverable of intangible assets in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2020.

Independent Auditors' Report on the Consolidated Financial Statements

Measurement evaluation of Technical Provisions – Insurance and Pension Plans
As mentioned in Notes 3m and 21, Bradesco has liabilities related to insurance contracts and pension plans denominated "Technical Provisions", in the amount of R$ 266,105,613 thousand, which includes, among others, the following provisions: Provisions for Incurred and Unreported claims (IBNR) in the amount of R$ 9,680,604 thousand, Mathematical Provisions of Benefits to be Granted - Insurance in the amount of R$ 1,574,454 thousand, Mathematical Provisions of Benefits Granted in the amount of R$ 484,187 thousand, Provisions for Premiums Insufficiency (PIP) in the amount of R$ 2,165,942 thousand, Provisions for Related Expenses in the amount of R$ 716,213 thousand and Other Technical Provisions in the amount of R$ 1,406,127 thousand. Provisions identified above, as well as the liability adequacy test, requires judgment in the selection of methodologies and assumptions which includes, among others, loss ratio, longevity, persistency, interest rates and medical costs. Due to the relevance of Technical Provisions, the judgement involved to determine methodologies and the impact that eventual changes in assumptions used in the calculation of the technical provision and in the liability adequacy test, as well as the effects of the pandemic state due to COVID-19 would have in the consolidated financial statements, we consider this matter relevant to our audit.

How our audit approached this matter
On a sample basis, we tested the design and operating effectiveness of the significant internal controls related with the processes of calculation and measurement of the above mentioned Technical Provisions and the Liability Adequacy Test. With the technical support of our actuarial specialists, we tested the methodologies, and reasonability of the assumptions, such as loss ratio, longevity, persistency, interest rates and medical costs used for measuring the Technical Provisions and the Liability Adequacy Test, as well as judgement of the eventual impacts arising from the COVID-19 pandemic in such assumptions. On a sample basis, we recalculated technical provisions and the liability adequacy test. We tested the data used in the actuarial calculations. We evaluated the disclosures made in the consolidated financial statements, in special the disclosure to financial instruments assets offered to cover the Technical Provisions.

Based on evidence obtained from the procedures summarized above, we considered adequate the measurement evaluation of technical provisions for insurance and pension plans in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2020.

Application controls and information technology general controls
The Bradesco's technology environment has processes of access management and changes in the systems and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. Due to Bradesco's high dependence on its technological systems, the high daily volume of processed transactions and the importance of access controls and management of changes in its systems and applications, we consider that this area is relevant to our audit.

How our audit approached this matter
We analyze the design, the implementation and the operating effectiveness of key access controls, such as authorization of new users, revocation of terminated users and review of active users, we carry out tests, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information, extracted from certain systems, considered relevant for the purpose of preparing the financial statements. In areas where our judgment there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and control over developments and changes in systems and applications. Additionally, when we identify key internal controls for the financial reporting process and other relevant processes fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider application controls and general information technology controls to plan the nature, time and extension of our audit procedures in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2020.

Independent Auditors' Report on the Consolidated Financial Statements

Other matters

Statement of added value

The consolidated statement of added value for the semester ended June 30, 2020, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the semester ended June 30, 2020 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated July 29, 2020.

Other information that accompany the consolidated financial statements and the auditor report

Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

Independent Auditors' Report on the Consolidated Financial Statements

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current semester, and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, April 29, 2020

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

André Dala Pola
Contador CRC 1SP214007/O-2

Audit Committee Report Summary

To the Board of Directors of the

BRADESCO ORGANIZATION

- **PRESENTATION**

The Statutory Audit Committee is a Body of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, governed by Resolution No. 3,198/2004, of the National Monetary Council (CMN), and other applicable regulations, among which is Law No. 6,404/76 – *Lei das S/A* (Corporation Law) and the Sarbanes-Oxley Act for Companies registered in the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, possessing its own Internal Regulation, available on the website www.bradesco.com.br/ri, Corporate Governance area. The Audit Committee is composed of one (1) Board Member and three (3) other Members. All the members meet the independence criteria set out in the current legislation.

The committee has the purpose of advising the Board of Directors on the exercise of its duties, acting primarily regarding (i) the quality, transparency and integrity of the individual and consolidated financial statements; (ii) the effectiveness of internal controls to mitigate the risks in relevant processes; and (iii) the assurance of the independence and quality of the work of Independent and Internal Audits.

It is the responsibility of the Management and of the Independent Audit to ensure that the individual or consolidated financial statements of the Bradesco Organization are complete and accurate, and are presented in accordance with the practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

- **DUTIES AND RESPONSIBILITIES**

  - **Management of Banco Bradesco and its Affiliated Companies**

The Management is responsible: (i) for the definition and implementation of processes and procedures in order to collect data for the preparation of the financial statements, in compliance with the corporate legislation, with the accounting practices adopted in Brazil, in addition to those issued by the International Accounting Standards Board (IASB), of normative acts relevant to the Securities and Exchange Commission (CVM) and, due to Banco Bradesco being listed on the New York Stock Exchange, of the standards established by the Securities and Exchange Commission (SEC) and by the Sarbanes-Oxley Act (SOx); (ii) for preparing and ensuring the integrity of financial statements, managing risks, maintaining an effective system of internal controls and ensuring compliance with the activities in accordance with the legal rules and regulations; and (iii) for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction in acceptable levels of risk factors.

  - **Internal Audit**

Area directly subordinate to the Board of Directors. It responds by conducting periodic assignments, focused on the main risks, evaluating, wide and independently, the actions of management of these risks and the adequacy of internal controls and governance, contemplating the areas and activities that have risks that are more sensitive to the operations and strategy of the Bradesco Organization.

In accordance with the existing regulations, the Audit Committee and the Board of Directors are responsible for approving the Charter, the Work Plan and the Annual Report on the Activities of the Internal Audit.

Audit Committee Report Summary

- **Independent Audit**

KPMG Auditores Independentes (KPMG) is responsible for the audit of the annual financial statements published and for the revision of the quarterly information (ITRs) filed with the CVM, issuing reports that reflect the results of their verifications and present their independent opinion regarding the reliability of the financial statements in relation to the practices adopted in Brazil, issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), besides the adherence to the standards of the CVM, precepts of the Brazilian corporation law and North American regulations applicable to Banco Bradesco.

- **Risk Monitoring – Internal Controls**

The Integrated Risk Control Department (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the corporate vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization.

The stated strategic management comprises the System of Internal Controls in the Bradesco Organization, activities exercised by the Independent Unit of the commercial areas. During the first half of 2020, we followed up the work focused on the evaluation of the adherence of the System of Internal Controls and in the identification, monitoring and management of the more relevant risks to which the Organization is exposed.

- **Compliance**

The Compliance, Conduct and Ethics Department (DCCE) is responsible for supporting the Board of Directors, the Audit Committee and the Board of Executive Officers in conducting a Corporate Conduct Program (Compliance), which consists in the compliance with the internal and external laws and regulations, aligned with the Organization's strategy and its social surroundings.

It is also responsible for establishing standards and subsidizing the Areas in compliance with the issues related to integrity, conflict of interests, ethics, and corporate / competitive / anti-corruption conducts.

- **Customer Call Center (SAC)**

The monitoring of the performance of the Organization against the Rankings of Complaints is of competence of the Ombudsmen of Banco Bradesco and the Grupo Bradesco Seguros, reporting the main events, contributing with changes to the practices and routines to meet the expectations of customers and users.

To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsmen interact with the Dependencies and Affiliated Companies, in addition to interacting with the Regulatory Agencies and those of Consumer Rights and Protection.

The Audit Committee holds semiannual meetings with the Ombudsman Area (Bradesco and Grupo Bradesco Seguros).

- **SUMMARY OF ACTIVITIES – FIRST SEMESTER OF 2020**

The current and potential effects of the COVID-19 pandemic are difficult to assess and predict. In this sense, we consider as important information on (i) The direct and indirect effects on the Operating Income; (ii) Risks and Uncertainties about the potential impact of the COVID-19 in the future, taking into account how recent events may impact estimates and judgments relating to current and future accounting information; (iii) The potential impact on the Operating Income, Liquidity and Capital Resources; and (iv) Procedures for the Audit Completion or Review Procedures and other lines of controls impacted by the COVID-19 pandemic.

Audit Committee Report Summary

The Committee has participated in 86 meetings, especially those with the Board of Directors, Fiscal Council, with executives from the areas of Business, Information Technology, Internal Control, Compliance and Risk Management, with the Internal and Independent Audit, and with the Central Bank of Brazil (Bacen).

From the second half of March 2020, due to the recognition by the Federal Government of the COVID-19 pandemic in national territory, the Bradesco Organization decided to maintain an important number of employees in the process of Home Office, in order to preserve the health of the people and maintain the continuity of essential activities.

In this context, the Audit Committee planned to hold meetings with areas responsible for accounting, fiscal and tax processes, as well as in the monitoring by the second and third Lines of Defense, in the scope of the approach of Risks and Internal Controls. It also received Management Reports on the "Daily Monitoring of Loan Operations and Delinquency", "Portfolios - Trading and Banking", "Liquidity", and "Limits".

The Committee recognizes that the relevant and impacting issues, in particular the monitoring of financial statements, were informed and discussed with the Management, safeguarding the criteria and procedures adopted previously. Finally, the meetings were duly formalized in Minutes, and thus were presented:

By Institutions


Authorized to operate by Bacen (Central Bank of Brazil) 63 Meetings
78%
6%
Area of Health 8 Meetings
16%
Areas of Insurance, Pension and Capitalization 15 Meetings

By Lines of Defense


44.1%
17.2%
16.1%
18.8%
3.8%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
Executive: Board of Directors/Fiscal Council and Audit Committee

Audit Committee Report Summary

The Work Plan of the Audit Committee, for the period mentioned, had as its focus the main processes and products inherent to the business of the Bradesco Organization. Among the aspects considered most relevant, we highlight:

- **Allowance for Loan Losses:** impairment – loans and advances portfolio, including guarantees, sureties and debentures, with an emphasis on the Expectations of Future Losses in Mass-market and Corporate Debt portfolios;
- **Fair value of financial instruments**: measuring the fair value of derivative instruments, available-for-sale securities and trading, safeguarding the criteria adopted for the valuation of the securities;
- **Provisions and Contingent Liabilities:** integrity of the database, criteria adopted for the accounting provisions and their respective sufficiency;
- **Recoverable value of assets – Tax Credits and Premiums**: with achievement supported by assumptions and estimates of future profitability based on the business plan and budget prepared by the Management;
- **Technical Provisions from Insurance, Pension Plans and Capitalization:** premises in adherence to the Actuarial Technical Notes and Pledged Assets (linked to bonds and securities);
- **Customer Relationship:** regulatory compliance in meeting the consumer service standards: Customer Service (SAC/Ombudsman), Prevention of Money Laundering (PLD) and the Concentration Agreement – Administrative Council for Economic Defense (CADE), Central Bank of Brazil (Bacen), and the Protection and Consumer Rights Program (Procon): commitment signed at the time of acquisition of HSBC;
- **Management of loan portfolios**: evolution of different loan portfolios in the face of the economic framework, impacted by the COVID-19 pandemic, renewals, recoveries and concession of new credits;
- **Compliance**: effectiveness of structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business;
- **Prevention of Money Laundering and Terrorism Financing:** continuous improvement in the management of the Prevention of Money Laundering process based on the results of the regular inspections of the Internal and External Bodies, in the best practices of management (methodologies, tools and people) and in the adoption of a hybrid centralized model, allowing the work of Corporate Security, the manager of the theme of Prevention of Money Laundering in the Bradesco Organization, to be conducted with a centralized view of analysis and clearance considering the higher risk financial transactions occurring in the business deals and in current accounts;
- **Internal Control System:** effective action of the first three lines of defense, as to the responsibility of each one in the improvement of the controls adopted, aiming to mitigate the risks inherent to the business processes;
- **Applications and information technology general controls:** change management, security (logical and physical), computing operation and register, incident analysis and resolution and problems;
- **Cyber Security Process:** continuous follow-up of security measures, mitigating the associated risks; and
- **Technology Innovation:** Open Banking, Startups, Fintechs, etc.

- **Internal Audit**

To allow the effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to the regulations in force, the Audit Committee received information of the highlights of the

Audit Committee Report Summary

work carried out, by means of reports and executive overviews, and periodic meetings were also part of the work of the Audit Committee with the Internal Audit.

Upon acknowledgement of the focal points and recommendations, the Audit Committee has followed the remedial measures taken by the Management with the areas audited.

Annually, the function of Internal Audit is submitted to a process of technical evaluation conducted by the Audit Committee, whose results are discussed with the Board of the Internal Audit. This practice of evaluation is one of the important items in the maintenance of the Quality Certification Program of the Institute of Internal Auditors (IIA), which envisages the continuous improvement of the management of the processes in this Area and in the adoption of best practices (methodologies, tools and management).

The Internal Audit has responded adequately to the demands of the Audit Committee and to the needs and requirements of the Organization and the Regulatory Agencies.

- **Independent Audit**

With respect to the audits of the Financial Statements of Banco Bradesco and Affiliated Companies performed in the first half of 2020, conducted by KPMG Auditores Independentes (KPMG), the teams responsible for the assignment presented, in a timely manner, the results and main conclusions to the Audit Committee.

The highlight is the procedure of this Committee, upon acknowledging the relevant aspects involving the evaluation of the accounting systems and internal controls, drawn up in connection with the audits of the financial statements, to monitor the implementation of the respective recommendations for the improvement of processes, systems and risk mitigation.

The Audit Committee has evaluated the proposals presented by KPMG to perform Other Services, in relation to the verification of the absence of conflicts of interest, risk of loss of independence or objectivity.

Based on the planning submitted by the Independent Auditors, in subsequent discussions about the results of the assignments and the formal process of "Technical Evaluation of the Independent Audit", **the Committee considers that the assignments were adequate to the business of the Organization.**

- **Monitoring: Risks, Internal Controls and Compliance**

In the meetings in the first half of 2020 with the area responsible for the Integrated Risk Control (DCIR) and other correlated departments of the Bradesco Organization, issues regarding the Matrix of Corporate Risks were dealt with.

For the Market Risks and Liquidity, the Audit Committee, through the weekly reports received, monitors the results of the Trading Portfolio and the limits established by governance for the corresponding Value at Risk (VARs), Liquidity Coverage Ratio (LCR) and Minimum Liquidity Reserve (RML) – Securities Brokers and Grupo Bradesco Seguros. The main exposures in currencies, indexes and assets are also reported to the Audit Committee, including the Banking Portfolio with the correspondent Economic Value of Equity (ΔEVE).

For the Credit Risks, monthly, the Committee met with the areas of Integrated Risk Control, Credit Recovery and Credit in order to assess the evolution of the main Loan Portfolios, delinquency levels by individuals, companies and their respective segments, as well as by modalities and sectors of the economy. In these meetings, verifications were made as to the sufficiency of provision, concentration levels and approaches for credit recovery, with an emphasis on the Expectations of Future Losses in Mass-market and movement of the Corporate Debt Ratings.

Audit Committee Report Summary

The Audit Committee monitored the work of the Integrated Risk Control Department (DCIR), in the evaluation of adherence to the Internal Control System and in the identification, monitoring, and management of the more relevant risks.

Extensive follow-up of the activities and results of the assignments of the Compliance, Conduct and Ethics Department (DCCE).

The evaluations were completed at the time of the meetings with the various business and control areas, with the Independent and Internal Audits, in the monitoring of the main processes, and Management's commitment to act to mitigate risks, and in the continuous improvement of the associated internal controls.

Assumptions that allowed the Audit Committee to recognize that the activities carried out in the context of Risks, Compliance and of Corporate Internal Control System are properly routed, considering the size and complexity of the Organization and record as positive, the efforts that have been made to guarantee the efficiency of its operations, of information that generate the financial reports, as well as the compliance with internal and external standards to which the transactions are subjected.

- **Customer Call Center (SAC)**

In the meetings of the Ombudsman area (Bradesco and Grupo Bradesco Seguros) with the Audit Committee, specific situations of complaints via the various Whistle Blowing Channels available were addressed. Details presented regarding the current standardized and practiced procedures in disagreement to such guidelines, with a record of actions sent to Business managers involved with the theme of rectifying such anomalies, which allow, corporately, the improvement of processes and the acculturation of Areas in the marketing of Products and Services of the Bradesco Organization.

- **Financial Statements of Banco Bradesco and Affiliated Companies**

Via WebEx and Microsoft Teams, the Committee met with the General Accounting (CG), Controllership, Audit, Grupo Bradesco Seguros, Integrated Risk Control (DCIR), Internal Audit (IGL) and Independent Audit (KPMG) to assess the financial statements of the first half of 2020, the occasion in which the aspects of preparation of Balance Sheets and Individual and Consolidated Balance Sheets, the Explanatory Notes and the Financial Reports published were verified.

The accounting practices adopted were also examined, in accordance with the regulations in Brazil, including those issued by the responsible supervisory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Supplementary Health Agency (ANS). The Committee reviewed the procedures for the preparation and disclosure of the consolidated financial statements prepared in accordance with standards issued by the International Accounting Standards Board (IASB).

Before the disclosure of the Quarterly Information (ITRs) and the Balance Sheet of June 30, 2020, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

The recommendation of the Audit Committee for the Grupo Bradesco Seguros (GBS) regarding the choice of the company responsible for the Actuarial Audit, according to the provisions of CNSP Resolution No. 321/2015, was maintained. Such audit company shall be different than the one responsible for the Financial Statements audit. The provision of such service by the entity Ernst Young was renewed.

Also, by recommendation of the Audit Committee, the main joint-stock companies in the Bradesco Conglomerate and the Grupo Bradesco Seguros in their Consolidated, published their Financial Statements together with the Audit Reports, including the Key Audit Matters (PAAs).

Audit Committee Report Summary

The Audit Committee held a semiannual meeting with the Board of Directors and the Fiscal Council, **at which time it presented the results of the work of its activities.**

The Audit Committee held a quarterly meeting with the Board of Directors, and a half-yearly meeting with the Fiscal Council, **in which it presented the results of the work of its activities.**

- **CONCLUSION**

Based on the work, evaluations, reviews, and discussions mentioned above, and taking into account the context and scope of its duties, regardless of the need for behavioral changes and processes arising from the COVID-19 pandemic, the **Audit Committee on recognizing that all the relevant issues that they were presented with are adequately disclosed in the Financial Statements and Financial Reports for the Balance Sheet ended on June 30, 2020**, accompanied by the Report of the Independent Auditors issued with no exceptions, **recommends to the Board of Directors the approval of the mentioned Financial Statements**.

Cidade de Deus, Osasco, SP, July 29, 2020.

ALEXANDRE DA SILVA GLÜHER

(Coordinator)

PAULO ROBERTO SIMOES DA CUNHA

(Financial Specialist)

PAULO RICARDO SATYRO BIANCHINI

(Member)

JOSÉ LUIS ELIAS

(Member)

Fiscal Council's Report

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco) related to the first semester of 2020, and, based on: (i) the Independent Auditors' Report on that date; (ii) the meetings with Independent Auditors; (iii) the reports of the Bradesco's Audit Committee; (iv) the document analysis and heavy flow of information received; and (v) the regular meetings with managers of Bradesco's various areas, came to the conclusion that the stated documents examined reflect the assets, financial status and activities developed by Bradesco during the first semester of 2020, supporting the Audit Committee's opinion that the internal control is appropriate to the size and complexity of the business, which is structured around internal and external regulations and supported by systems that allow for financial reports, aiming to ensure operational efficiency.

In view of the report, the Fiscal Council's members are of the opinion that the aforementioned pieces adequately reflect the Company's equity and financial situation.

Cidade de Deus, Osasco, SP, July 29, 2020.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

Ivanyra Maura de Medeiros Correia

Cristiana Pereira

For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Department

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

bradesco